    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2002


                                            REGISTRATION STATEMENT NO. 333-90568
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                AMENDMENT NO. 7


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                               DONLAR CORPORATION
             (Exact Name of Registrant as specified in its Charter)

             ILLINOIS                             2891                            36-3683785
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)

                             ---------------------
                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501
                                 (708) 563-9200
         (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)

                                LARRY P. KOSKAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               DONLAR CORPORATION
                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501
                                 (708) 563-9200
               (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)
                             ---------------------
                                   COPIES TO:
                           STEPHEN J. GREENBERG, ESQ.
                                DUANE MORRIS LLP
                               ONE LIBERTY PLACE
                          PHILADELPHIA, PA 19103-7396
                                 (215) 979-1223
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the registration statement is declared effective and the satisfaction or waiver of all of the conditions to the proposed merger of Donlar Biosyntrex Corporation with and into Donlar Corporation, as is described in the enclosed information statement/prospectus.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO BE        OFFERING PRICE         AGGREGATE            AMOUNT OF
       SECURITY TO BE REGISTERED           REGISTERED(1)         PER UNIT(2)       OFFERING PRICE(2)   REGISTRATION FEE(3)
---------------------------------------------------------------------------------------------------------------------------
Common stock, no par value per share...      20,793,360             $0.52             $10,812,547              $999
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) The number of common shares, no par value, of Donlar Corporation, an Illinois corporation, to be registered is based upon the number of common shares, with no par value, of Donlar Corporation to be issued as part of the restructuring plan described in the attached information statement/prospectus, including shares to be issued in the merger of Donlar Biosyntrex Corporation with and into Donlar Corporation.

(2) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended. The above calculation is based on the average of the bid and ask prices for the common stock on Donlar Biosyntrex Corporation as reported on the NASD over-the-counter bulletin board on June 11, 2002, and adjustment thereof based on the ratio of the number of shares of Donlar Biosyntrex Corporation to be cancelled or exchanged as part of the restructuring plan, including the merger (48,816,662) to the number of shares of Donlar Corporation common stock to be issued as part of the restructuring plan, including the merger (20,793,360).

(3) $92 per $1,000,000 of aggregate offering price, pursuant to Section 6(b) of the Securities Act of 1933.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        INFORMATION STATEMENT/PROSPECTUS

          PROSPECTUS OF               INFORMATION STATEMENT OF
       DONLAR CORPORATION           DONLAR BIOSYNTREX CORPORATION

     WE ARE REGISTERING 20,793,360 SHARES OF DONLAR COMMON STOCK, NO PAR VALUE. NO PUBLIC MARKET CURRENTLY EXISTS FOR DONLAR COMMON STOCK. THE AVERAGE BID AND ASK PRICE OF DONLAR BIOSYNTREX COMMON STOCK AS REPORTED ON THE NASD OVER-THE-COUNTER BULLETIN BOARD ON JANUARY 8, 2003, WAS $0.11.

     The boards of directors of Donlar Corporation and Donlar Biosyntrex Corporation have unanimously approved the merger of the two companies. The holders of Donlar's common stock and preferred stock, except as otherwise provided in this information statement/prospectus, will receive approximately
0.49 shares of combined company common stock for each share of Donlar common stock or preferred stock that they own. The holders of Donlar Biosyntrex's common stock (other than Donlar) and Series B preferred stock will receive approximately 0.26 shares of combined company common stock for each share of Donlar Biosyntrex stock that they own and the holders of Donlar Biosyntrex's Series A preferred stock will receive one share of combined company common stock for each originally issued share of Series A preferred stock that they own. Donlar has adopted a 2003 Equity Incentive Plan as described in this information statement/prospectus which, if approved by the companies' shareholders, will be effective upon consummation of the merger.

     Each of us will hold a meeting of our shareholders on February 27, 2003 to consider and vote on the approval of the merger and the adoption of the equity incentive plan. We are required to send Donlar Biosyntrex shareholders a copy of this information statement/prospectus at least 20 calendar days prior to the meeting date. The merger must be approved by a majority of the Donlar Biosyntrex common and Series A preferred shareholders and by two-thirds of the Donlar common shareholders. Because Donlar owns approximately 68% of the Donlar Biosyntrex common stock and Dr. Kamal Modir, Peter LeDonne, Jr. and Kenneth Hubbard, collectively owning or controlling a majority of the Donlar Biosyntrex Series A preferred stock, and Dr. Robert Martin, the Willis Stein Group and Donlar's executive officers, collectively owning or controlling approximately 84% of the voting interests in Donlar, have entered into agreements to vote for the approval of the merger, Donlar and Donlar Biosyntrex can cause the merger to occur without the affirmative vote of any other holder of shares. Donlar also has sufficient votes to cause the approval of the adoption of the equity incentive plan by the Donlar Biosyntrex shareholders without the affirmative vote of any other shareholder.

     WE ARE NOT ASKING YOU FOR A PROXY AND DO NOT SEND US A PROXY

     Please read this information statement/prospectus carefully. YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE MERGER AND THE EQUITY INCENTIVE PLAN. This document incorporates important business and financial information about Donlar and Donlar Biosyntrex. See "Where You Can Find More Information" on page 61.

/s/ LARRY P. KOSKAN

Larry P. Koskan,
President and Chief Executive Officer
Donlar Corporation and Donlar Biosyntrex Corporation

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK TO BE ISSUED UNDER THIS DOCUMENT OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This information statement/prospectus is dated January 30, 2003, and is intended to be first mailed to shareholders on or about February 5, 2003.

                      REFERENCES TO ADDITIONAL INFORMATION

     THIS INFORMATION STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT DONLAR AND DONLAR BIOSYNTREX THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU IF YOU CALL OR WRITE TO LARRY P. KOSKAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF DONLAR CORPORATION AND DONLAR BIOSYNTREX CORPORATION, 6502 SOUTH ARCHER ROAD, BEDFORD PARK, ILLINOIS 60501 (708) 563-9200. IN ORDER TO OBTAIN TIMELY DELIVERY OF DOCUMENTS IN ADVANCE OF THE SPECIAL MEETING, YOU SHOULD REQUEST INFORMATION AS SOON AS POSSIBLE, BUT NO LATER THAN FEBRUARY 20, 2003.

                         DONLAR BIOSYNTREX CORPORATION
                             6502 SOUTH ARCHER ROAD
                          BEDFORD PARK, ILLINOIS 60501

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

     Donlar Biosyntrex Corporation will hold a special meeting of shareholders at its offices at 6502 South Archer Road, Bedford Park, Illinois 60501 on February 27, 2003 at 11:00 a.m. local time to consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of June 7, 2002, between Donlar Biosyntrex and Donlar Corporation, an Illinois corporation and majority shareholder of Donlar Biosyntrex, and, in connection with the merger, a proposal to approve the adoption of Donlar's 2003 Equity Incentive Plan. Under the merger agreement, among other things:

     - Donlar Biosyntrex will merge with Donlar, with Donlar being the surviving corporation;

     - the articles of incorporation of Donlar will be the articles of incorporation of the combined company and will be amended to increase the total number of authorized shares of capital stock from 60,000,000 shares of common stock and 38,000,000 shares of preferred stock to 200,000,000 shares of common stock and 100,000,000 shares of preferred stock;

     - the outstanding shares of Donlar Biosyntrex common stock (other than those owned by Donlar) and Series A and Series B preferred stock will convert into the right to receive approximately 4.0 million and 21,000 shares of common stock, respectively, of the combined company upon completion of the merger which collectively will represent approximately 19.5% of the outstanding combined company common stock and 4.4% on a fully diluted basis;

     - the shares of Donlar common stock and preferred stock owned by Dr. Robert Martin, Willis Stein & Partners, L.P. and its affiliate, Star Polymers, L.L.C., and the debt and other interests in Donlar and Donlar Biosyntrex owned by them, will be exchanged for shares of the combined company common and preferred stock in accordance with the restructuring plan described in the information statement/prospectus. The shares of Donlar common stock owned by TFIC, Inc. will be cancelled. All other outstanding shares of Donlar common and preferred stock will convert into the right to receive approximately 1.4 million and 7.3 million shares of combined company common stock, respectively, upon completion of the merger, collectively representing approximately 41.6% of the outstanding combined company common stock and 9.4% on a fully diluted basis;

     - all issued and outstanding shares of Donlar Biosyntrex owned by Donlar will be cancelled;

     - all outstanding warrants, options or rights of any kind to acquire any shares of capital stock or other securities of any kind from Donlar or Donlar Biosyntrex will be cancelled except for Donlar's and Donlar Biosyntrex's principal lender's right to acquire shares of Donlar's common stock upon conversion of certain loans as described in the information statement/prospectus; and

     - the board of directors of the combined company will consist of the current members of the Donlar board (which is currently identical to the Donlar Biosyntrex board).

     The 2003 Equity Incentive Plan will be effective upon approval by the shareholders and consummation of the merger. The equity incentive plan contains essentially the same terms as the Donlar Biosyntrex 2001 Equity Incentive Plan. It will authorize an aggregate of 5.0 million shares of combined company common stock to be used for awards to directors, management, employees and consultants of the combined company and its subsidiaries.

     We describe the merger agreement and the equity incentive plan more fully in the attached information statement/prospectus, which includes as Appendix A, a copy of the merger agreement and as Appendix B a copy of the equity incentive plan.

     The affirmative vote of the holders of a majority of the outstanding shares of Donlar Biosyntrex common stock and Series A preferred stock, on an as converted basis, voting as a single class, is required to approve the merger agreement and approve the adoption of the equity incentive plan. The merger must also be approved by a majority of the outstanding shares of Series A preferred stock voting as a separate class. Donlar Biosyntrex has written agreements with the holders of a majority of the outstanding shares of Series A preferred stock providing that such holders will (a) exchange their Series A preferred stock for combined company common stock on the basis of one share of combined company common stock for each share of originally issued Series A preferred stock (i.e., excluding dividend shares) (totaling approximately 21,000 shares) and (b) vote for approval of the merger agreement and the related transactions.

     We have fixed the close of business on January 10, 2003 as the record date for determining the shareholders of Donlar Biosyntrex entitled to vote at the Donlar Biosyntrex special meeting and any adjournments or postponements of the meeting. Only holders of record of Donlar Biosyntrex common stock and Series A preferred stock at the close of business on that date are entitled to notice of and to vote at the Donlar Biosyntrex special meeting. Because Donlar holds 68% of the outstanding common stock in Donlar Biosyntrex and has written agreements with the holders of a majority of the outstanding Series A preferred stock to vote for approval of the merger agreement and related transactions, it can cause approval of the merger and the adoption of the equity incentive plan without the affirmative vote of any other holder of shares.

     The board of directors of Donlar Biosyntrex, in accordance with Nevada law, unanimously recommends that you vote "FOR" approval of the merger agreement and "FOR" approval of the adoption of the equity incentive plan.

     Donlar Biosyntrex shareholders have the right to dissent from the merger agreement and receive a payment in cash of the fair value of their Donlar Biosyntrex shares by strictly complying with the requirements of Nevada law as described in the attached information statement/prospectus and Appendix C thereto.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Please read this information statement/prospectus carefully. In particular, you should read the "Risk Factors" section for a description of various risks you should consider in evaluating the merger.

                                          By Order of the Board of Directors of
                                          Donlar Biosyntrex Corporation

                                          Larry P. Koskan
                                          President and Chief Executive Officer

Bedford Park, Illinois

February 5, 2003

                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    5
  THE COMPANIES.............................................    5
  THE MERGER................................................    5
     Nature of the Merger...................................    5
     Background of the Merger -- Restructuring Plan.........    5
     What Donlar Biosyntrex Shareholders Will Receive as a
      Result of the Merger..................................    5
     What Donlar Shareholders Will Receive as a Result of
      the Merger............................................    6
     What Dr. Robert Martin, Willis Stein & Partners, L.P.
      and Star Polymers, L.L.C. Will Receive as a Result of
      the Restructuring Plan................................    6
     The Convertible Loans..................................    6
     The 1998 and 2000 Noteholders..........................    7
     Ownership of the Combined Company Following the
      Completion of the Restructuring Plan, Including the
      Merger................................................    7
     Inclusion of Shares of Donlar Common Stock for Trading
      on the NASD Over-the-Counter Bulletin Board...........    7
     It is not Anticipated that the Combined Company Will
      Pay Dividends Following the Merger....................    7
     The Tax Consequences of the Merger Are Uncertain.......    7
     There are no Material Federal or State Regulatory
      Requirements Necessary to Consummate the Merger.......    7
     Donlar Biosyntrex Shareholders Will Have Appraisal
      Rights................................................    8
     Board of Directors and Management of the Combined
      Company Following the Merger..........................    8
     Comparative Per Share Market Price Information.........    8
     Determination of Exchange Ratios.......................    8
     Accounting Treatment...................................    8
     When We Expect the Merger to Close.....................    8
     Our Reasons for the Merger and Adoption of Equity
      Incentive Plan........................................    9
     We Recommend that Donlar Biosyntrex Shareholders
      Approve the Agreement and Plan of Merger and Approve
      the Adoption of the Donlar 2003 Equity Incentive
      Plan..................................................    9
     The Donlar Biosyntrex Special Meeting..................    9
RISK FACTORS................................................   10
  Donlar Biosyntrex And Donlar Both Have A History Of
     Operating Losses And May Never Become Profitable.......   10
  Donlar's And Donlar Biosyntrex's Recurring Losses Raise
     Doubt About Their Ability To Continue As A Going
     Concern................................................   10
  If The Combined Company Cannot Satisfy Its Substantial
     Debt Obligations, It Will Negatively Effect The Value
     Of Its Stock...........................................   10
  The Restructuring Plan Involves Substantial Dilution To
     Shareholders...........................................   11
  Donlar Biosyntrex Recently Filed a Registration Statement
     with the SEC Registering Two Million Shares of its
     Common Stock...........................................   11
  If The Combined Company Sells Additional Equity
     Securities, It May Result In Additional Shareholder
     Dilution...............................................   12
  The Trading Price Of The Combined Company's Common Stock
     Is Likely To Be Volatile...............................   12
  The Combined Company Is Unlikely To Pay Dividends.........   12
  If The Combined Company Is Not Successful In
     Commercializing Its Products, It Will Not Be Able To
     Generate Enough Income To Cover Its Operating Expenses
     And Debt Service.......................................   12

  If The Combined Company's Agricultural Customers Do Not
     Accept Its Products, It Will Negatively Affect
     Revenues...............................................   13
  If The Combined Company Cannot Protect Its Proprietary
     Information, It May Lead To Increased Competition And
     Expenses And Decreased Revenues........................   13
  The Combined Company May Not Be Able To Maintain Or
     Increase Sales Revenues Due To Competition.............   14
  The Combined Company's Limited Manufacturing Capacity and
     Experience May Have A Material Adverse Effect On Its
     Results Of Operations..................................   14
  If The Combined Company's Operation Of Its Manufacturing
     Facility Is Materially Disrupted, It May Result In
     Significant Increased Costs And Reduced Revenues.......   14
  Failure By The Combined Company To Obtain Or Maintain
     Regulatory Approval For The Distribution Of Its
     Products In Key U.S. States Would Significantly Limit
     Its Ability To Market Its Crop Nutrition Products......   14
  If The Technology Relied Upon By The Combined Company
     Fails To Remain Competitive, It Will Not Be Able To
     Increase Or Maintain Sales Revenues....................   15
  The Combined Company's Limited Experience In Marketing TPA
     Products May Have A Negative Impact On Its Ability To
     Increase Sales Revenues................................   15
  Loss of Key Personnel By The Combined Company Would Have A
     Material Adverse Effect On Its Business Operations.....   16
  Because The Combined Company Has A Relatively Small Group
     Of Customers, The Loss Of Any Single Customer May Have
     A Material Adverse Effect On Its Results Of Operations,
     Financial Condition And Business.......................   16
  Because The Combined Company's Crop Nutrition Business Is
     Seasonal, Its Results Of Operations May Vary
     Significantly From Quarter To Quarter..................   16
  New Environmental Or Other Regulations Could Increase The
     Combined Company's Operating Costs.....................   16
  Personal Injury Or Property Damage Claims Relating To The
     Combined Company's Products Could Have A Material
     Adverse Effect On Its Results of Operations And
     Financial Condition....................................   17
  The Officers and Directors Of Donlar And Donlar Biosyntrex
     Have Potential Conflicts Of Interest In The
     Transaction............................................   17
  If The Restructuring Plan Constitutes A Change Of Control
     Under The Change Of Control Agreements With The Two
     Principal Executive Officers, Substantial Benefits
     Could Be Payable Under Such Agreements At Some Time In
     The Future.............................................   17
  The Tax Consequences Of The Merger To Shareholders Are
     Uncertain And Could Be Adverse.........................   17
THE DONLAR BIOSYNTREX SPECIAL MEETING.......................   18
  When and Where the Donlar Biosyntrex Special Meeting Will
     Be Held................................................   18
  What Will Be Voted on at the Donlar Biosyntrex Special
     Meeting................................................   18
  Shareholders Entitled to Vote.............................   18
  Vote Required to Adopt the Merger Agreement and Approve
     the Adoption of the Equity Incentive Plan..............   19
  Voting Your Shares........................................   19
  Establishing a Quorum of Shareholders.....................   19
  Independent Auditors to Be Present at the Special
     Meeting................................................   20
  Approval and Recommendation By Donlar Biosyntrex Board....   20
PROPOSAL 1 -- APPROVAL OF THE AGREEMENT AND PLAN OF
  MERGER....................................................   20
  Background of the Merger -- Restructuring Plan............   20
  Determination of the Terms of the Merger and Restructuring
     Plan...................................................   25
  Additional Terms of Merger................................   27
  Exchange of Stock Certificates............................   27

  Representations and Warranties............................   28
  Conditions to Complete the Merger.........................   28
  Allocation of Costs and Expenses..........................   29
  Appraisal (Dissenter's) Rights............................   29
  Interests of Certain Persons in the Merger................   32
  Voting Securities of Donlar Beneficially Owned by
     Associates of Directors and Officers...................   33
  Voting Securities and Principal Holders Thereof...........   33
  Directors and Executive Officers of the Combined
     Company................................................   35
  Common Stock to be Issued as Part of the Restructuring
     Plan, Including the Merger.............................   35
  Material Differences between Shareholders Rights..........   36
  Accounting Treatment......................................   40
  Material Federal Income Tax Consequences..................   40
  Comparison of Market Value of Donlar and Donlar
     Biosyntrex.............................................   42
  Comparison of Percentage of Outstanding Shares Entitled to
     Vote Held by Directors, Executive Officers and their
     Affiliates.............................................   42
PRO FORMA FINANCIAL INFORMATION.............................   43
BUSINESS OF THE COMPANIES...................................   51
  DONLAR CORPORATION........................................   51
     Business...............................................   51
     Regulatory Matters.....................................   51
     Description of Properties..............................   52
     Legal Proceedings......................................   52
     Market for Common Stock and Related Matters............   52
     Management's Discussion and Analysis or Plan of
      Operation.............................................   52
     Changes in and Disagreements with Accountants on
      Accounting and Financial Disclosure...................   56
  DONLAR BIOSYNTREX CORPORATION.............................   56
PROPOSAL 2 -- APPROVAL OF ADOPTION OF THE DONLAR 2003 EQUITY
  INCENTIVE PLAN............................................   56
OTHER MATTERS...............................................   57
LEGAL MATTERS...............................................   57
EXPERTS.....................................................   57
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...   57
WHERE YOU CAN FIND MORE INFORMATION.........................   58
DONLAR FINANCIAL STATEMENTS.................................   60
  Donlar and Subsidiaries Condensed Consolidated Financial
     Statements for the Nine Months Ended September 30, 2002
     (unaudited)............................................   60
  Donlar and Subsidiaries Consolidated Financial Statements
     for the Year Ended December 31, 2001...................  F-1
APPENDICES
  Appendix A -- Amended and Restated Agreement and Plan of
     Merger.................................................  A-1
  Appendix B -- Donlar Corporation 2003 Equity Incentive
     Plan...................................................  B-1
  Appendix C -- Excerpts from Nevada Revised Statutes.......  C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: The board of directors of Donlar and Donlar Biosyntrex have adopted a restructuring plan, which is fully described under "Proposal 1 -- Approval of the Agreement and Plan of Merger -- Background of the Merger -- Restructuring Plan" and "Proposal 1 -- Approval of the Agreement and Plan of Merger -- Determination of the Terms of the Merger and Restructuring Plan," that will result in the companies' liabilities being reduced from approximately $48.92 million to approximately $23.66 million. Under this plan, Donlar and Donlar Biosyntrex have entered into a Bridge and Consolidated Term Loan Agreement with the companies' principal lender, Tennessee Farmers Life Insurance Company. Tennessee Farmers, as a condition of making the bridge loan and restructuring certain existing loans to Donlar and Donlar Biosyntrex under the loan agreement, required that the merger be completed by July 7, 2002, unless such date is extended by Tennessee Farmers. Tennessee Farmers has extended the date for completion of the merger until February 28, 2003. If the companies fail to complete the merger by February 28, 2003, and Tennessee Farmers does not agree to extend the completion date, it would constitute a default under the loan agreement that would permit the lender to accelerate the loans, terminate any commitment to lend additional funds under the bridge loan facility (currently with approximately $340,000 of borrowing capacity remaining) and charge the default rate of interest. Tennessee Farmers is requiring and the companies have agreed to use their best efforts to complete the merger because it will simplify the companies' capital structure thereby reducing accounting and legal costs and making the companies more attractive to potential investors and lenders. In addition, since the bridge loan and the restructuring of the existing Tennessee Farmers loans were necessary for the companies to continue in operation, and Tennessee Farmers is requiring the merger as a condition of those transactions, we believe that the merger is in the best interests of the companies and their shareholders.

Q: WHAT WILL BE THE NAME OF THE COMBINED COMPANY?

A: The surviving corporation in the merger will be named Donlar Corporation.

Q: WILL THE COMBINED COMPANY HAVE A NEW SYMBOL ON THE NASD BULLETIN BOARD?

A: Yes. The combined company will apply for authorization to trade on the NASD over-the-counter bulletin board and for a new symbol upon completion of the merger.

Q: WHAT WILL DONLAR BIOSYNTREX SHAREHOLDERS RECEIVE FOR THEIR SHARES?

A: Donlar owns approximately 68% of the outstanding Donlar Biosyntrex common stock and the other Donlar Biosyntrex shareholders own 32%. The holders of Donlar Biosyntrex common stock (other than Donlar) and the holders of Donlar Biosyntrex Series B preferred stock will receive approximately 0.26 shares of common stock of the combined company for each share of Donlar Biosyntrex common stock that they own. The holders of Donlar Biosyntrex Series A preferred stock will receive one share of combined company common stock for each share of originally issued Series A preferred stock (i.e., excluding dividend shares). All of the issued and outstanding shares of Donlar Biosyntrex owned by Donlar will be cancelled. The combined company will not issue fractional shares in the merger. The total number of shares of the combined company's common stock that each Donlar Biosyntrex shareholder will receive in the merger will be rounded up to the nearest whole number if the fractional share exceeds 0.5 and rounded down to the nearest whole number otherwise. The Donlar Biosyntrex shareholders (other than Donlar), upon completion of the merger and the other restructuring transactions, will own approximately 19.5% of the outstanding combined company common stock and 4.4% on a fully diluted basis.

Q: WHAT WILL DONLAR SHAREHOLDERS RECEIVE FOR THEIR SHARES?

A: Donlar owns approximately 68% of the outstanding Donlar Biosyntrex common stock. The holders of Donlar's common stock and preferred stock (other than TFIC, Inc., an affiliate of Tennessee Farmers, Willis Stein & Partners, L.P. and its affiliate, Star Polymers, L.L.C., and Dr. Robert Martin) will receive approximately 0.49 shares of common stock of the combined company for each share of Donlar common stock or preferred stock that they own. The total number of shares of the combined company's common stock that each Donlar shareholder will receive in the merger will be rounded up to the nearest whole number if the fractional share exceeds 0.5 and rounded down to the nearest whole number otherwise. As a result of shares issued in the merger, the Donlar shareholders (other than TFIC, Inc., Willis Stein/Star Polymers and Dr. Robert Martin, and excluding the additional shares to be issued to Tennessee Rural Health Improvement Association) will own approximately 41.6% of the outstanding combined company common stock and 9.4% on a fully diluted basis.

Q: WHAT WILL WILLIS STEIN & PARTNERS, L.P., STAR POLYMERS, L.L.C. AND DR. ROBERT
   MARTIN RECEIVE FOR THEIR DEBT, EQUITY AND CERTAIN OTHER INTERESTS IN DONLAR AND DONLAR BIOSYNTREX?

A: Willis Stein & Partners, L.P. and its affiliate, Star Polymers, L.L.C., will collectively receive senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company in exchange for $9.0 million of original principal amount of notes plus accrued interest and will receive 1.0 million shares of common stock of the combined company in exchange for approximately 20.3 million shares of Donlar preferred stock. Dr. Martin will receive senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company in exchange for approximately $9.9 million of original principal amount of notes plus accrued interest, will receive 5.0 million shares of common stock of the combined company in exchange for the relinquishment of his rights to receive royalty payments and for approximately 16.6 million shares of Donlar common and preferred stock and will receive a warrant to purchase 3.0 million shares of common stock of the combined company for $0.68 per share in exchange for cancellation of existing options and warrants to purchase approximately 38.4 million shares of Donlar common and preferred stock. Dr. Martin will also receive 1,187,940 shares of combined company common stock in exchange for the 4,569,000 shares of Donlar Biosyntrex common stock that he owns based on the exchange rate in the merger.

Q: WHAT WILL THE COMPANIES' OTHER MAJOR CREDITORS HOLD AFTER THE RESTRUCTURING?

A: Donlar Biosyntrex and Donlar are borrowers under a term loan agreement with Tennessee Farmers Life Insurance Company pursuant to which they obtained a bridge loan facility and restated certain previously existing secured loans. The bridge loan facility is for up to $2.127 million and will be convertible into shares of the combined company common stock at a rate of one share per $0.29 of outstanding principal amount of the loan. The restated loans are in the total amount of $19.2 million and will be convertible into shares of the combined company common stock at a rate of one share per $0.68 of outstanding principal amount of the loans. The maximum number of shares issuable upon conversion of the loans is approximately 34.4 million which after completion of the restructuring including the merger would constitute approximately 37% of the combined company common stock on a fully diluted basis. As part of the restructuring, the combined company will issue approximately 1.6 million shares of its common stock to Tennessee Rural Health Improvement Association and approximately 3.85 million shares of Donlar common stock owned by TFIC, Inc., an affiliate of Tennessee Farmers, will be cancelled with no shares being issued in the merger. To further eliminate debt from the balance sheet of Donlar and Donlar Biosyntrex, and after the merger, the combined company, Donlar has reached agreements with all fifteen of the holders of notes issued by Donlar in 1998 and 2000 in a total original principal amount of approximately $1.9 million to exchange their notes for shares of senior convertible preferred stock with an aggregate stated liquidation value equal to the total amount of the notes and convertible into approximately 2.8 million shares of common stock of the combined company.

Q: HOW WERE THE MERGER EXCHANGE RATIOS DETERMINED?

A: The merger is a merger between Donlar Biosyntrex and Donlar, which is the owner of approximately 68% of the outstanding common stock of Donlar Biosyntrex. The merger is an integral part of the restructuring plan which will result in the elimination of approximately $25.26 million of the companies' liabilities. The companies' major creditors, namely Tennessee Farmers, Willis Stein & Partners, Dr. Martin and the 1998 and 2000 noteholders, negotiated with the companies to receive convertible debt or preferred stock and, in some cases, shares of common stock of the combined company, as part of the restructuring transactions described above and at "Proposal 1 -- Approval of the Agreement and Plan of Merger -- Background of the Merger -- Restructuring Plan" and "Proposal
   1 -- Approval of the Agreement and Plan of Merger -- Determination of the Terms of the Merger and Restructuring Plan." These creditors negotiated to receive in total approximately 80.5% of the combined company common stock on a fully diluted basis and approximately 37.4% on an outstanding basis. It was agreed that 5.41% of the combined company common stock on a fully diluted basis would be reserved for issuance under an equity incentive plan and 0.5% of the combined company common stock on a fully diluted basis (2.24% on an outstanding basis) would be issued to certain other creditors in exchange for claims against the companies. The remaining 13.6% of the combined company common stock on a fully diluted basis would be issued in the merger to the Donlar and Donlar Biosyntrex shareholders (other than Donlar, Willis Stein/Star Polymers and TFIC, Inc.). The restructuring as negotiated contemplates that after completion there will be a total of approximately
   20.8 million shares of combined company common stock outstanding and approximately 92.4 million shares on a fully diluted basis. The total number of shares to be issued was selected as a means of achieving the negotiated percentages.

  To achieve the above stated percentages, 12.7 million shares of the combined company common stock, representing approximately 61.1% of the common stock on an outstanding basis and 13.7% on a fully diluted basis, will be issued in the merger to the Donlar and Donlar Biosyntrex shareholders (other than Donlar, Willis Stein/Star Polymers and TFIC, Inc.). The 12.7 million shares is being allocated between the Donlar and Donlar Biosyntrex shareholders on the basis of the respective ownership of Donlar Biosyntrex common stock by Donlar on the one hand (i.e., 68%) and all other shareholders of Donlar Biosyntrex on the other hand. Therefore, the Donlar shareholders will receive in the aggregate 68% of the 12.7 million shares, or 8.7 million shares, and the Donlar Biosyntrex shareholders will receive in the aggregate 32% of the 12.7 million shares, or 4.0 million shares.

     The following table reflects the allocation of the combined company common stock as discussed above. A more detailed version of the table is contained under "Proposal 1 -- Approval of the Agreement and Plan of
Merger -- Determination of the Terms of the Merger and Restructuring Plan."

                                              COMMON STOCK
                                            OUTSTANDING AFTER
                                              COMPLETION OF     PERCENTAGE OF                    PERCENTAGE OF
                                              RESTRUCTURING      OUTSTANDING                     FULLY DILUTED
                                              INCLUDING THE        COMMON       ADJUSTED FULLY      COMMON
                                                 MERGER             STOCK          DILUTED           STOCK
                                            -----------------   -------------   --------------   -------------
      Tennessee Farmers, Dr. Martin,
        (excluding the 1,187,940 shares he
        will receive in the merger for the
        Donlar Biosyntrex common stock
        that he owns)
        Willis Stein/Star Polymers and
        1998 and 2000 Noteholders.........      7,626,308          36.68%         74,259,589        80.35%
      Pre-Merger Donlar Shareholders
        (other than Dr. Martin and Willis
        Stein/Star Polymers)..............      8,652,288          41.61%          8,652,288         9.36%
      Pre-Merger Donlar Biosyntrex
        Shareholders (other than
        Donlar)...........................      4,049,765          19.48%          4,049,765         4.38%
      Others..............................        465,000           2.24%          5,465,000         5.92%
                                               ----------          ------         ----------        ------
      Total...............................     20,793,360            100%         92,436,641          100%

Q: WHO WILL MANAGE THE COMBINED COMPANY?

A: The board of directors and executive officers of Donlar and Donlar Biosyntrex are currently identical. The board of directors and executive officers of the combined company will be the same as the board of directors and executive officers of the companies immediately prior to the merger.

Q: WHAT DO I NEED TO DO NOW?

A: The affirmative vote of the holders of a majority of the outstanding shares of Donlar Biosyntrex common stock and Series A preferred stock, on an as converted basis, voting as a single class, is required to approve the merger agreement and approve the adoption of the equity incentive plan. The merger must also be approved by a majority of the outstanding shares of Series A preferred stock, voting as a separate class.

   Action by the Donlar Biosyntrex shareholders on the approval of the merger agreement and the adoption of the equity incentive plan will be taken at the Donlar Biosyntrex special meeting on February 27, 2003. Donlar Biosyntrex must send you a copy of this information statement/prospectus at least 20 calendar days before its special meeting.

  Donlar Biosyntrex is not soliciting proxies and asks that you not send us a proxy. Donlar Biosyntrex has written agreements with Dr. Kamal Modir, Peter LeDonne, Jr. and Kenneth Hubbard, collectively owning or controlling a majority of the outstanding shares of Series A preferred stock, providing that such holders will (a) exchange their Series A preferred stock for combined company common stock on the basis of one share of combined company common stock for each share of originally issued Series A preferred stock (i.e., excluding dividend shares) and (b) vote for approval of the merger agreement and the related transactions. Donlar Biosyntrex has an agreement with Donlar, the holder of a majority of the voting interest in Donlar Biosyntrex, to vote its shares in Donlar Biosyntrex to approve the merger agreement and the related transactions and in favor of approving the adoption of the Donlar 2003 Equity Incentive Plan. Therefore, Donlar Biosyntrex can obtain approval of the transactions without the vote of any other shareholder. However, you should carefully read this document, may attend the Donlar Biosyntrex special meeting and may vote in person or by proxy, as provided below under "How do I vote?".

  The merger agreement must also be approved by the affirmative vote of the holders of two thirds of the outstanding shares of Donlar common and preferred stock voting as a single class. Donlar has agreements with the Willis Stein Group, Dr. Martin and its executive officers, collectively holding in excess of two-thirds of the outstanding voting interests in Donlar, to vote their shares in Donlar to approve the merger agreement.

Q: HOW DO I VOTE?

A: You can vote by attending the Donlar Biosyntrex special meeting on February
   27, 2003, in person or by arranging to have your shares voted by a duly authorized proxy. However, Donlar Biosyntrex is not soliciting proxies and asks that you not send us one. If you wish to vote by proxy, you must properly designate a proxy in accordance with Nevada law and your proxy must attend the meeting and vote your shares. Only record holders of shares or their designated proxies will be permitted to vote at the meeting.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. You should not send in your stock certificates at this time. After the merger, the certificates currently representing shares of Donlar and Donlar Biosyntrex common stock and preferred stock will then represent the right to receive a certain number of shares of common stock of the combined company. Following the merger, the combined company will mail instructions to all Donlar and former Donlar Biosyntrex shareholders for exchanging their stock certificates.

Q: WHEN DO YOU EXPECT TO MERGE?

A: We expect to complete the merger shortly after receipt of the shareholder approvals.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS
   DOCUMENT?

A: Larry P. Koskan
   President and Chief Executive Officer
   Donlar Corporation and Donlar Biosyntrex Corporation
   6502 South Archer Road
   Bedford Park, Illinois 60501
   (708) 563-9200

                                    SUMMARY

     This summary highlights selected information contained in this information statement/prospectus. This summary does not contain all of the information that is important to you and is qualified in its entirety by the more detailed information appearing elsewhere in this document or that is incorporated by reference. Page references are included in parentheses to direct you to a more complete description of the items presented in this summary.

                                 THE COMPANIES

DONLAR BIOSYNTREX CORPORATION
6502 South Archer Road
Bedford Park, Illinois 60501
(708) 563-9200

     Donlar Biosyntrex, a Nevada corporation, is in the business of manufacturing and distributing crop management and oil field products using a protein technology with the potential to replace a generation of older, non-biodegradable and potentially toxic chemicals. This new family of biopolymers, known as thermal polyaspartates or TPA, is non-hazardous, non-toxic, hypoallergenic, environmentally friendly and biodegradable. These proteins are used in a broad range of industrial, agricultural and consumer markets.

DONLAR CORPORATION
6502 South Archer Road
Bedford Park, Illinois 60501
(708) 563-9200

     Donlar Corporation, an Illinois corporation, is a holding company that owns approximately 68% of the outstanding common stock of Donlar Biosyntrex Corporation and has no active operations.

                                   THE MERGER

NATURE OF THE MERGER (SEE PAGE 18)

     The merger will combine Donlar and Donlar Biosyntrex with Donlar being the surviving corporation after the merger. Following the merger, the combined company will operate under the Donlar Corporation name. We will accomplish the merger through the statutory merger of Donlar Biosyntrex into Donlar and issue shares of the combined company to the shareholders of both Donlar and Donlar Biosyntrex.

BACKGROUND OF THE MERGER -- RESTRUCTURING PLAN (SEE PAGE 20)

     The merger is part of a restructuring plan, described at "Proposal
1 -- Approval of Agreement and Plan of Merger -- Background of the
Merger -- Restructuring Plan" and "Proposal 1 -- Approval of Agreement and Plan of Merger -- Determination of the Terms of the Merger and Restructuring Plan," that will result in the reduction of the companies' liabilities from approximately $48.92 million to approximately $23.66 million.

WHAT DONLAR BIOSYNTREX SHAREHOLDERS WILL RECEIVE AS A RESULT OF THE MERGER (SEE PAGES 25-27)

     The holders of Donlar Biosyntrex common stock (excluding Donlar) own approximately 32% of the outstanding Donlar Biosyntrex common stock and will receive approximately 0.26 shares of common stock of the combined company for each share of Donlar Biosyntrex common stock that they own. All issued and outstanding shares of Donlar Biosyntrex owned by Donlar will be cancelled. The holders of Donlar Biosyntrex Series B preferred stock will receive approximately
0.26 shares of common stock of the combined company for each share of Donlar preferred stock that they own (totaling 449). Donlar Biosyntrex has reached agreement with the holders of a majority of its outstanding shares of Series A preferred stock providing that such holders will (a) exchange their Series A preferred stock for combined company common stock on the basis of one share of combined company common stock for each share of originally issued Series A preferred stock (i.e., excluding dividend shares) and (b) vote for approval of the merger agreement and the related transactions. The total number of shares of the combined company's common stock that each Donlar Biosyntrex shareholder will receive in the merger will be rounded up to the nearest whole number if the fractional share exceeds 0.5 and rounded down to the nearest whole number otherwise. The Donlar Biosyntrex shareholders (other than Donlar), upon completion of the merger and the other restructuring transactions, will own approximately 19.5% of the outstanding combined company common stock and 4.4% on a fully diluted basis.

WHAT DONLAR SHAREHOLDERS WILL RECEIVE AS A RESULT OF THE MERGER (SEE PAGES
25-27)

     Donlar owns approximately 68% of the outstanding Donlar Biosyntrex common stock. The holders of Donlar's common stock and preferred stock (other than Dr. Robert Martin and Willis Stein/Star Polymers, whose debt, equity and certain other interests in Donlar and Donlar Biosyntrex will be exchanged for shares of the combined company in accordance with the restructuring plan, and TFIC, Inc. whose shares of Donlar stock will be cancelled) will receive approximately 0.49 shares of common stock of the combined company for each share of Donlar common stock or preferred stock that they own. The combined company will not issue fractional shares in the merger. The total number of shares of the combined company's common stock that each Donlar shareholder will receive in the merger will be rounded up to the nearest whole number if the fractional share exceeds
0.5 and rounded down to the nearest whole number otherwise. As a result of the shares issued in the merger, the Donlar shareholders (other than TFIC, Inc., Willis Stein/Star Polymers and Dr. Robert Martin, and excluding the additional
1.6 million shares to be issued to Tennessee Rural Health Improvement Association) will own approximately 41.6% of the outstanding combined company common stock and 9.4% on a fully diluted basis.

WHAT DR. ROBERT MARTIN, WILLIS STEIN & PARTNERS, L.P. AND STAR POLYMERS, L.L.C. WILL RECEIVE AS A RESULT OF THE RESTRUCTURING PLAN (SEE PAGES 20-24)

     Willis Stein & Partners, L.P. and its affiliate, Star Polymers, L.L.C., will collectively receive senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company in exchange for $9.0 million of original principal amount of notes plus accrued interest and will receive 1.0 million shares of common stock of the combined company in exchange for approximately 20.3 million shares of Donlar preferred stock. Dr. Martin will receive senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company in exchange for approximately $9.9 million of original principal amount of notes plus accrued interest, will receive 5.0 million shares of common stock of the combined company in exchange for the relinquishment of his rights to receive royalty payments equal to one percent of all sales during a ten year period beginning in 2000 and the cancellation of approximately 16.56 million shares of Donlar common and preferred stock and will receive a warrant to purchase 3.0 million share of common stock of the combined company for $0.68 per share in exchange for cancellation of existing options and warrants to purchase approximately 38.4 million shares of Donlar common and preferred stock at exercise prices ranging from $0.01 to $5.50. Dr. Martin will also receive 1,187,940 shares of combined company common stock in exchange for the 4,569,000 shares of Donlar Biosyntrex common stock that he owns based on the exchange rate in the merger.

THE CONVERTIBLE LOANS (SEE PAGES 20-24)

     Donlar Biosyntrex and Donlar are borrowers under a term loan agreement with Tennessee Farmers Life Insurance Company pursuant to which they obtained a bridge loan facility and restated certain previously existing secured loans. The bridge loan facility is for up to $2.127 million (of which $1.786 million has been drawn down) and will be convertible into shares of the combined company common stock at a rate of one share per $0.29 of outstanding principal amount of the loan. The restated loans are in the total amount of $19.2 million and will be convertible into shares of the combined company common stock at a rate of one share per $0.68 of outstanding principal amount of the loans. The maximum number of shares issuable upon conversion of the loans is approximately 34.4 million which after completion of the restructuring including the merger would constitute approximately 37.2% of the combined company common stock on a fully diluted basis. As part of the restructuring, the combined company will issue approximately 1.6 million shares of its common stock to Tennessee Rural Health Improvement Association and approximately 3.85 million shares of Donlar common stock owned by TFIC, Inc., an affiliate of Tennessee Farmers, will be cancelled with no additional shares being issued in the merger.

THE 1998 AND 2000 NOTEHOLDERS (SEE PAGES 23-24)

     To further eliminate debt from the balance sheet of Donlar and Donlar Biosyntrex, and after the merger, the combined company, Donlar has reached agreements with the fifteen holders of approximately $1.9 million of original principal amount of notes issued in 1998 and 2000 to exchange their notes for shares of senior convertible preferred stock in an aggregate stated liquidation value equal to the total amount of the notes and convertible into approximately
2.8 million shares of common stock of the combined company.

OWNERSHIP OF THE COMBINED COMPANY FOLLOWING THE COMPLETION OF THE RESTRUCTURING PLAN, INCLUDING THE MERGER (SEE PAGE 24)

     As a result of the restructuring plan, which includes the merger, the pre-merger Donlar shareholders (other than TFIC, Inc., Dr. Martin, Willis Stein/Star Polymers, and excluding the additional 1.6 million shares being issued to Tennessee Rural Health) will own approximately 41.6% and the pre-merger shareholders of Donlar Biosyntrex (other than Donlar) will own approximately 19.5% of the outstanding common stock of the combined company. On a fully diluted basis, assuming conversion or exercise of all notes, preferred equity, warrants and other securities of the combined company that are convertible into or exercisable for shares of common stock of the combined company, the pre-merger Donlar shareholders (other than TFIC, Inc., Dr. Martin, Willis Stein/Star Polymers, and excluding the additional 1.6 million shares being issued to Tennessee Rural Health) will own approximately 9.4%, the former shareholders of Donlar Biosyntrex (other than Donlar and Dr. Martin) will own approximately 4.4%, Tennessee Farmers will own approximately 37.2%, Willis Stein/Star Polymers will own approximately 15.4% and Dr. Martin will own approximately 22.9% of the combined company common stock (excluding the shares he will receive upon conversion of the 4,569,000 shares of Donlar Biosyntrex common stock that he owns; including those shares, Dr. Martin will on a fully diluted basis own approximately 24.3%).

INCLUSION OF SHARES OF DONLAR COMMON STOCK FOR TRADING ON THE NASD OVER-THE-COUNTER BULLETIN BOARD

     Following the merger, the combined company will seek authorization for its common stock to be traded on the NASD over-the-counter bulletin board and a stock symbol for such trading.

IT IS NOT ANTICIPATED THAT THE COMBINED COMPANY WILL PAY DIVIDENDS FOLLOWING THE MERGER

     Neither Donlar nor Donlar Biosyntrex has ever paid dividends on its common stock. It is not anticipated that the combined company will pay dividends after the merger.

THE TAX CONSEQUENCES OF THE MERGER ARE UNCERTAIN (SEE PAGE 40)

     The companies have not received a tax opinion regarding the federal income tax consequences of the merger. The range of possible tax consequences is described in this information statement/prospectus under the heading "Material Federal Income Tax Consequences."

THERE ARE NO MATERIAL FEDERAL OR STATE REGULATORY REQUIREMENTS NECESSARY TO CONSUMMATE THE MERGER

     There are no material federal or state regulatory requirements to be complied with to consummate the merger. However, the merger will not be effective until Donlar and Donlar Biosyntrex file articles of merger with the Secretary of State of the State of Illinois and the State of Nevada.

DONLAR BIOSYNTREX SHAREHOLDERS WILL HAVE APPRAISAL RIGHTS (SEE PAGE 29)

     Under the Nevada Revised Statutes, notwithstanding the approval of the merger by the holders of the requisite number of shares of capital stock of Donlar Biosyntrex, a Donlar Biosyntrex shareholder who, prior to the vote on the merger, delivers a written notice to Donlar Biosyntrex of his or her intent to demand payment for his shares if the merger is effectuated, who does not vote his or her shares in favor of the merger and who otherwise strictly complies with the requirements of Nevada law may be able to demand payment from Donlar Biosyntrex for the fair value of his shares.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER (SEE PAGE 35)

     The boards of directors of Donlar and Donlar Biosyntrex are currently identical. The companies' board of directors will continue as the board of directors of the combined company.

     Larry P. Koskan, currently serving as president, chief executive officer and chairman of the board of both Donlar and Donlar Biosyntrex, will be president, chief executive officer and chairman of the board of the combined company. Joel H. Lurquin, currently serving as controller, treasurer and secretary of both Donlar and Donlar Biosyntrex, will be controller, treasurer and secretary of the combined company. Robert P. Pietrangelo, currently serving as a vice president and the chief operating officer of both Donlar and Donlar Biosyntrex, will be a vice president and the chief operating officer of the combined company.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 42)

     Shares of Donlar Biosyntrex common stock trade on the NASD over-the-counter bulletin board on which bid and ask prices are quoted. Neither Donlar common stock nor Donlar preferred stock is quoted or listed on any market or exchange.

DETERMINATION OF EXCHANGE RATIOS (SEE PAGES 25-27)

     The merger is a merger between Donlar Biosyntrex and Donlar, which is the owner of approximately 68% of the outstanding common stock of Donlar Biosyntrex. As a result of the negotiation of the restructuring plan by the companies, Tennessee Farmers, Willis Stein & Partners, Dr. Martin and the 1998 and 2000 noteholders, it was agreed that 12.7 million shares of the combined company common stock, representing approximately 61% of the shares on an outstanding basis and 13.6% on a fully diluted basis, would be issued in the merger to the Donlar and Donlar Biosyntrex shareholders (other than Donlar, Willis Stein/Star Polymers and TFIC, Inc.). The 12.7 million shares is being allocated between the Donlar and Donlar Biosyntrex shareholders on the basis of the respective ownership of Donlar Biosyntrex common stock by Donlar on the one hand (i.e., 68%) and all other shareholders of Donlar Biosyntrex on the other hand (i.e., 32%). Therefore, the Donlar shareholders will receive 68% of the 12.7 million shares, or 8.7 million shares, and the Donlar Biosyntrex shareholders (including Dr. Martin's shares) will receive 32% of the 12.7 million shares, or 4.0 million shares.

ACCOUNTING TREATMENT (SEE PAGE 40)

     Donlar intends to account for the merger on the "purchase" method of accounting in accordance with SFAS 141, "Business Combinations." The transaction will be treated as a transfer under common control for Donlar's 68% ownership of Donlar Biosyntrex and as a purchase of minority interest for the remaining 32%.

WHEN WE EXPECT THE MERGER TO CLOSE

     We expect completion of the merger as soon as practicable following approval of the merger by the shareholders of Donlar and Donlar Biosyntrex at their respective special shareholders meetings and satisfaction of all other conditions to the merger. Pursuant to an agreement entered into by Donlar and Donlar Biosyntrex with their principal lender, Tennessee Farmers, they have agreed to use their best efforts to complete the merger on or before July 7, 2002. Tennessee Farmers has agreed to extend the date for completion of the merger until February 28, 2003.

OUR REASONS FOR THE MERGER AND ADOPTION OF EQUITY INCENTIVE PLAN (SEE PAGE 31)

     The board of directors of Donlar and Donlar Biosyntrex have adopted a restructuring plan which is fully described under "Proposal 1 -- Approval of the Agreement and Plan of Merger -- Background of the Merger -- Restructuring Plan" and "Proposal 1 -- Approval of the Agreement and Plan of Merger -- Determination of the Terms of the Merger and Restructuring Plan." Under this plan, Donlar and Donlar Biosyntrex have entered into a Bridge and Consolidated Term Loan Agreement with the companies' principal lender, Tennessee Farmers. Tennessee Farmers, as a condition of making the bridge loan and restructuring certain existing loans to Donlar and Donlar Biosyntrex under the loan agreement, required the merger be completed by July 7, 2002, unless such date is extended by Tennessee Farmers. The date for completion of the merger has been extended until February 28, 2003. Tennessee Farmers is requiring the merger and the companies have agreed to use their best efforts to complete the merger because it will simplify the companies' capital structure thereby reducing accounting and legal costs and making the companies more attractive to potential investors and lenders. In addition, since the bridge loan and the restructuring of the existing Tennessee Farmers loans were necessary for the companies to continue in operation, and Tennessee Farmers is requiring the merger as a condition of those transactions, we believe that the merger is in the best interests of the companies and their shareholders. In connection with the merger, the boards of directors of Donlar and Donlar Biosyntrex believe that Donlar should adopt, and the Donlar board of directors have adopted, an equity incentive plan, which is fully described under "Proposal 2 -- Adoption of Donlar 2003 Equity Incentive Plan," to provide the combined company greater flexibility in compensating persons who contribute in the future to the successful operation and growth of the combined company.

WE RECOMMEND THAT DONLAR BIOSYNTREX SHAREHOLDERS APPROVE THE AGREEMENT AND PLAN OF MERGER AND APPROVE THE ADOPTION OF THE DONLAR 2003 EQUITY INCENTIVE PLAN (SEE PAGE 31)

     The Donlar Biosyntrex board believes that the merger is fair to you and is in your best interests, and, in accordance with Nevada law, unanimously recommends that you vote FOR the proposal to approve the merger agreement. Furthermore, the Donlar Biosyntrex board believes that the equity incentive plan will provide the combined company greater flexibility in compensating persons who contribute in the future to the successful operation and growth of the combined company and, in accordance with Nevada law, unanimously recommends that you vote FOR the proposal to approve the adoption of the Donlar 2003 Equity Incentive Plan.

THE DONLAR BIOSYNTREX SPECIAL MEETING (SEE PAGE 18)

     Donlar Biosyntrex will hold its special meeting of shareholders at its offices at 6502 South Archer Road, Bedford Park, Illinois 60501 on February 27, 2003 at 11:00 a.m. local time. Donlar Biosyntrex is required to send you a copy of this information statement/prospectus at least 20 calendar days before its special meeting.

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

                                  RISK FACTORS

     The short and long term success of the combined company is subject to certain risks, many of which are substantial in nature. Because Donlar now has no operations and serves only as a holding company for the Donlar Biosyntrex common stock that it owns, the combined company will be subject to substantially the same risks as Donlar Biosyntrex prior to the merger. You should consider carefully the following factors, in addition to other information contained in this information statement/prospectus.

     Donlar Biosyntrex And Donlar Both Have A History Of Operating Losses And May Never Become Profitable. Both Donlar Biosyntrex and Donlar have incurred significant net operating losses since their formations. As of September 30, 2002, Donlar, including the historical financial results of Donlar Biosyntrex, had a shareholders' deficit of $36.2 million, a loss of approximately $6.8 million for the first three quarters of 2002 and an accumulated deficit of $148.6 million. The factors contributing to these significant operating losses include:

     - marketing expenditures;

     - acquisition expenses and costs;

     - expansion of research and development programs;

     - costs associated with pre-clinical studies and clinical trials;

     - nutritional studies;

     - regulatory compliance requirements;

     - trials for other products under development; and

     - implementation of programs to market products ultimately approved for distribution.

     Donlar Biosyntrex's, and after the merger, the combined company's, future success and ability to achieve profitability depends upon its ability to successfully operate its businesses. Neither Donlar Biosyntrex nor the combined company may ever achieve significant revenues or profitable operations.

     Donlar's And Donlar Biosyntrex's Recurring Losses Raise Doubt About Their Ability To Continue As A Going Concern. The consolidated financial statements of Donlar and Donlar Biosyntrex have been prepared on the assumption that Donlar and Donlar Biosyntrex will continue as a going concern. Donlar's and Donlar Biosyntrex's independent public accountants have issued their reports dated April 5, 2002 that include an explanatory paragraph stating that Donlar's and Donlar Biosyntrex's recurring losses and accumulated deficit, among other things, raise substantial doubt about their ability to continue as a going concern. Donlar's and Donlar Biosyntrex's historical sales are limited and it has been necessary to rely upon financing from debt and the sale of equity securities to sustain operations.

     If The Combined Company Cannot Satisfy Its Substantial Debt Obligations, It Will Negatively Effect The Value Of Its Stock. Donlar and Donlar Biosyntrex are co-obligors under a loan agreement which covers a bridge loan facility totaling up to $2.127 (of which $1.786 million has been drawn down) million and two prior loans the terms of which were amended and restated in the loan agreement in the amount of approximately $19.18 million. Each of the loans made or restated pursuant to the loan agreement is subject to acceleration and the application of higher default rates of interest in the event the combined company defaults in the payment of principal or interest when due, breaches any covenants contained in the loan agreement that are not remedied within five calendar days or any other specified event of default occurs. The combined company may not be able to comply with the covenants and events of default in the loan agreement, some of which events of default are entirely beyond its control. Even if there are no future defaults, principal and interest in the amount of approximately $2.02 million on the loans made under the bridge loan facility are due and payable on March 18, 2003. In addition, approximately $1.34 million is due in March 2003 on the restated loans. The combined company must either pay these amounts or refinance them. The combined company may not have the resources to pay this debt when it is due and the holder of the loans or another source may not be willing to provide the resources to refinance the debt.

     The Restructuring Plan Involves Substantial Dilution To
Shareholders. Donlar currently owns 68% of the outstanding Donlar Biosyntrex common stock and all other shareholders own 32% of the outstanding Donlar Biosyntrex common stock. As part of the restructuring plan, 5.0 million, 1.0 million, approximately 1.6 million and 465,000 shares of the combined company common stock will be issued to Dr. Martin, Willis Stein & Partners, Tennessee Rural Health and collectively Messrs. Randy Olshen, Michael Acton, Rudy Monnich and Charles Brodzki (each creditors of the companies), respectively. In addition, a warrant will be issued to Dr. Martin for 3.0 million shares of the combined company common stock, shares of the combined company convertible preferred stock which are convertible into approximately 29.3 million shares of combined company common stock will be issued to Dr. Martin, Willis Stein/Star Polymers, and the 1998 and 2000 note holders, Tennessee Farmers Life Insurance Company obtained notes in the aggregate amount of in excess of $21.0 million that are convertible into approximately 34.4 million shares of the combined company common stock and 5.0 million shares of combined company common stock will be reserved for issuance under the equity incentive plan. As a result of the foregoing transactions and completion of the merger, the pre-merger Donlar shareholders (other than Dr. Martin, Willis Stein/Star Polymers, TFIC, Inc. and the additional shares being issued to Tennessee Rural Health) will own approximately 41.6% and the pre-merger Donlar Biosyntrex shareholders (other than Donlar) will own approximately 19.5% of the outstanding combined company common stock. On a fully diluted basis, assuming conversion or exercise of all notes, preferred equity, warrants and other securities of the combined company that are convertible into or exercisable for shares of common stock of the combined company, the pre-merger Donlar shareholders (excluding Dr. Martin, Willis Stein/Star Polymers and the additional 1.6 million shares being issued to Tennessee Rural Health) will own approximately 9.4%, the pre-merger shareholders of Donlar Biosyntrex (other than Donlar) will own approximately 4.4%, Tennessee Farmers will own approximately 38.3%, Willis Stein/Star Polymers will own approximately 15.4% and Dr. Martin will own approximately 22.9% of the combined company common stock (excluding the shares he will receive upon conversion of the 4,569,000 shares of Donlar Biosyntrex stock that he owns; including those shares, Dr. Martin will on a fully diluted basis own approximately 24.3%). The maximum combined effect of the issuance of the shares of common stock, upon the exercise of Dr. Martin's warrant, the conversion of the convertible preferred stock and the conversion of the notes would be to increase the number of shares of combined company common stock outstanding by approximately 67 million shares.


     Donlar Biosyntrex Recently Filed a Registration Statement with the SEC Registering Two Million Shares of its Common Stock, Which Shares were Issued to a Consultant, Who, as a Result of Such Issuance, Owns Freely Tradable Shares of Common Stock Representing Four Percent of the Common Stock Outstanding. Sales of these Shares Could Have a Negative Impact on the Market Price of Donlar Biosyntrex Common Stock. On December 30, 2002, Donlar Biosyntrex filed a registration statement with the Securities and Exchange Commission on Form S-8 registering two million shares of common stock for issuance to Mr. Peter Frugone for services rendered and to be rendered by him as a consultant and advisor to Donlar Biosyntrex. As a result of such registration and the issuance of the shares, Mr. Frugone owns freely tradable shares of Donlar Biosyntrex common stock representing four percent of the common shares outstanding. Any significant sales of these shares in the market could negatively impact the market price of Donlar Biosyntrex' common stock. The two million shares were issued to Mr. Frugone pursuant to an agreement with him to provide consulting and advisory services in connection with the efforts of Donlar Biosyntrex to settle threatened claims against Donlar Biosyntrex and others by two groups of shareholders. These threatened claims were subsequently settled without any payment by Donlar Biosyntrex or Donlar and releases were obtained from the two shareholder groups. The services provided by Mr. Frugone consisted of acting as a mediator between the Company and the two shareholder groups in achieving a settlement. No litigation was commenced by either of the two shareholder groups and no demand letters were received by the Company from their counsel, and, therefore, the nature of their claims were never explained to the Company. However, based on information provided by Mr. Frugone, the Company believes that the threatened claims were based on an alleged failure of Donlar Biosyntrex to make adequate disclosures concerning its business operations. Following the receipt by the Company of the releases from the shareholder groups, Donlar Biosyntrex issued two million shares to Mr. Frugone on January 22, 2003 for his mediation services in the negotiation of the settlement. The two million shares represent four percent of Donlar Biosyntrex common stock outstanding on January 22, 2003, and the closing price of the common stock on that date, as reported on the NASDAQ Bulletin Board, was

$.11 per share. No further shares will be issued by Donlar Biosyntrex pursuant to the S-8 registration statement. On January 22, 2003, Donlar Biosyntrex also cancelled and returned to its Treasury two million shares of common stock that had previously been surrendered to it by Empire Capital Corporation, a company with which Mr. Frugone is affiliated. These shares had been issued, without registration, to Empire Capital under an agreement with that company pursuant to which Empire Capital was to have provided the Company with consulting services in connection with locating a strategic investor for the Company. The shares were cancelled because the services were never provided.


     If The Combined Company Sells Additional Equity Securities, It May Result In Additional Shareholder Dilution. The combined company may need to sell additional equity securities or obtain other forms of financing to fund its operations. The loan agreement prohibits the combined company from issuing additional equity (except in accordance with the restructuring plan) or incurring additional indebtedness (except indebtedness incurred under the loan agreement, extensions or renewals of existing indebtedness as long as the principal amount is not increased and capitalized leases not exceeded in the aggregate $25,000) without the lender's approval. Absent such additional financing, the combined company may find it necessary to postpone or cancel some or all of its planned business activities. This postponement could adversely affect the combined company's ability to conduct its business operations, generate future revenues and introduce new products. Furthermore, additional financing may not be available, or, if available, may not be available on acceptable terms or in required amounts. If additional funds are raised by issuing shares of common stock or securities convertible into common stock, those sales or conversion could result in further and possibly substantial dilution of the combined company's shareholders. Substantial dilution may make it more difficult for investors to sell their shares or may result in a lower price of the combined company's securities.

     The Trading Price Of The Combined Company's Common Stock Is Likely To Be Volatile. The trading price of Donlar Biosyntrex's common stock has been and, in the future, of the combined company, is likely to continue to be subject to wide fluctuations in response to the quarter to quarter variations in Donlar Biosyntrex's, and, in the future, the combined company's operating results, material announcements by Donlar Biosyntrex, the combined company or its competitors, governmental regulatory action, conditions in the industries in which they operate, or other events or factors, many of which are beyond Donlar Biosyntrex's and the combined company's control. Since March 31, 2000, the trading or high and low bid and ask price of Donlar Biosyntrex's common stock has fluctuated from a high of $8.60 and a low of $0.05. The combined company's operating results in future quarters may be below the expectations of investors. In such event, the price of the common stock would likely decline, perhaps substantially. In addition, the stock market has historically experienced extreme price and volume fluctuations.

     The Combined Company Is Unlikely To Pay Dividends. Neither Donlar nor Donlar Biosyntrex has ever declared or paid cash dividends on its common stock and it is not anticipated that any cash dividends will be declared on the combined company's common stock in the foreseeable future.

     If The Combined Company Is Not Successful In Commercializing Its Products, It Will Not Be Able To Generate Enough Income To Cover Its Operating Expenses And Debt Service. Donlar was founded in 1990 to develop, manufacture and market an entirely new protein technology with the potential to replace a generation of older, non-biodegradable and potentially toxic chemicals. This new family of biopolymers, know as thermal polyaspartates or TPA, is non-hazardous, non-toxic, hypoallergenic, environmentally friendly and biodegradable. These proteins are used in a broad range of industrial, agricultural and consumer markets. TPA products are beta proteins (biopolymers) manufactured from the common biological amino acid, L-aspartic acid. TPA is a highly active biopolymer that is completely soluble in water. By varying the manufacturing method, different properties can be built into the biopolymer, tailoring it to a specific use. Products are formulated and packaged into both powder and liquid forms.

     Until 1996, Donlar was engaged principally in research and development activities, and from 1996 through 2000, market development activities related to several products utilizing TPA. These market development activities have been continued by Donlar Biosyntrex since its acquisition of Donlar's businesses. While marketing of the TPA products has commenced in the crop nutrition and oil field service areas, the products have not achieved full commercialization, and product applications are in various stages of commercialization. As a result, the TPA products have been sold only in limited quantities and there can be no assurance that a significant market will develop for such products with respect to any of their potential applications. Donlar Biosyntrex's crop nutrition and performance chemical products have been used commercially for only a short period of time. Donlar Biosyntrex's current and the combined company's potential customers in the agricultural, performance chemicals, and other fields in which Donlar Biosyntrex's and, in the future, the combined company's products have potential applications require predictable and consistent performance. Although certain products incorporating the TPA technology have passed product performance and reliability testing in both laboratory and commercial use, there can be no assurance that they will continue to do so consistently in the future, will meet future customer performance standards or will offer sufficient price or performance advantages required to achieve commercial success. The combined company's failure to develop, manufacture and commercialize TPA products on a timely and cost effective basis will prevent it from generating enough revenues to cover its operating expenses and debt service.

     If The Combined Company's Agricultural Customers Do Not Accept Its Products, It Will Negatively Affect Revenues. The combined company's future success in agriculture depends largely on acceptance of the TPA technology by agricultural customers and the ability of the combined company to educate those customers about the proper methods and rates of application required to obtain the levels of increased yield that the TPA products are capable of generating. Traditionally, agricultural end users have been slow to adopt new technologies until their consistent effectiveness and economic value have been evidenced over several growing seasons. Successful introduction of the combined company's products will also depend to a large extent on recommendations of prior users. Although Donlar Biosyntrex's research data have shown that its crop nutrition products result in increased yields, the level of such increase and, thus, the economic return from use of such products, depends on the method and rate of application, the type of crop and prevailing weather and soil conditions. There can be no assurance that the combined company will be able to demonstrate that the purchase of its crop nutrition products will be consistently cost effective for the intended users.

     If The Combined Company Cannot Protect Its Proprietary Information, It May Lead To Increased Competition And Expenses And Decreased Revenues. The combined company's success will depend, in part, on its ability to obtain patent protection for the thermal polyaspartates processes, materials, and methods of use, to preserve its trade secrets, and to operate without infringing the patent or other proprietary rights of others. Donlar has been granted 48 United States patents. Each time that Donlar filed a patent application in the United States, it filed similar applications in foreign jurisdictions that Donlar believed were important to its future business and that afford reasonable protection to intellectual property rights. Donlar has been granted 92 foreign patents, including patents granted by the European Community, South Africa, Israel, Japan, Mexico, Russia and Egypt, and currently has numerous patent applications pending in such jurisdictions. The patent applications filed by Donlar may not result in issued patents and the scope and breadth of any claims allowed in any patents issued to Donlar, Donlar Biosyntrex or the combined company may not exclude competitors or provide competitive advantages to the combined company. In addition, any patents issued to Donlar, Donlar Biosyntrex or the combined company may not be held valid if subsequently challenged, others may claim rights in the patents and other proprietary technology owned by the combined company, and others may have developed or will develop similar products or technologies without violating any of the combined company's proprietary rights.

     The combined company's inability to obtain patent protection, preserve its trade secrets or operate without infringing the proprietary rights of others, as well as its loss of any rights to technology that it now has or acquires in the future, could have a negative impact on its ability to maintain or increase sales revenues. Litigation, which could result in substantial cost to, and diversion of effort by, the combined company, may be necessary to enforce patents owned by the combined company, to defend the combined company against infringement claims made by others, or to determine the ownership, scope or validity of the proprietary rights of the combined company and others. An adverse outcome in any such litigation could subject the combined company to significant liabilities to third parties, require it to seek licenses from third parties, and/or require it to cease using certain technology, any of which could increase its operating costs or negatively impact its ability to maintain or increase sales.

     The combined company may also become involved in interference proceedings declared by the United States Patent and Trademark Office in connection with one or more of Donlar's, Donlar Biosyntrex's or, in the future, the combined company's patents or patent applications to determine priority of invention. Any such proceeding could result in substantial cost to the combined company, as well as a possible adverse decision as to priority of invention of the patent or patent application involved. In addition, the combined company may become involved in reissue or reexamination proceedings in the patent office in connection with the scope or validity of its patents. Any such proceeding could have a material adverse effect on its business, results of operations and financial condition, and an adverse outcome in such proceeding could result in a reduction of the scope of the claims of any such patents or such patents being declared invalid. In addition, from time to time, to protect its competitive position, the combined company may initiate reexamination proceedings in the patent office with respect to patents owned by others. Such proceedings could result in substantial cost to, and diversion of effort by, the combined company, and an adverse decision in such proceedings could increase its operating costs or negatively impact its ability to maintain or increase sales revenues.

     Donlar Biosyntrex relies and, in the future, the combined company will rely, on trade secrets and proprietary know how in the conduct of the its operations. Donlar Biosyntrex uses employee and third party confidentiality and non disclosure agreements to protect such trade secrets and know how. The obligation to maintain the confidentiality of such trade secrets or proprietary information may be breached by employees, consultants, advisors or others and the combined company may not have adequate remedies for any breach. In addition, the trade secrets or proprietary know how may otherwise become known or be independently developed or discovered by third parties.

     The Combined Company May Not Be Able To Maintain Or Increase Sales Revenues Due To Competition. While Donlar Biosyntrex is not aware of any technology directly competitive with its TPA products in the agricultural field, there are numerous types of natural ingredients such as humates, alginates, heprins and other amino acid extract products that act as fertilizers, plant growth stimulants or immune system aids for which claims have been made regarding their ability to increase plant yields. These products are marketed by numerous regional distributors and sold to dealers, who, in turn, sell to farmers and growers. In the performance chemicals field there is substantial competition by other chemical products, principally water soluble polymers and similar products manufactured by companies such as Rohm and Hass, BASF AG, Goodrich and others. Bayer AG produces limited quantities of a technical grade, highly branched form of a similar type product using production methods that are outside the scope of Donlar's production patents. This product has applications that may be outside the scope of Donlar's methods of use patents. All of these larger producers of chemical products have substantially greater financial and technical resources, larger research and development staffs, and greater manufacturing and marketing capabilities than Donlar Biosyntrex and, in the future, the combined company. There can be no assurance that Donlar Biosyntrex's and, in the future, the combined company's, performance chemicals products will compete effectively against products produced by such competitors.

     The Combined Company's Limited Manufacturing Capacity and Experience May Have A Material Adverse Effect On Its Results Of Operations. The combined company's success will depend, in part, on its ability to manufacture its products in significant quantities, with consistent quality, at acceptable costs and on a timely basis. The combined company has limited experience in high volume manufacturing.

     If The Combined Company's Operation Of Its Manufacturing Facility Is Materially Disrupted, It May Result In Significant Increased Costs And Reduced Revenues. The Peru, Illinois plant is Donlar Biosyntrex's and will be the combined company's sole manufacturing facility and the only facility capable of producing their products in quantities sufficient to meet its projected needs. While Donlar Biosyntrex maintains and, in the future, it is expected that the combined company will maintain, business interruption insurance in the amount of $15 million, any material disruption in the Peru plant's operations, whether due to fire, natural disaster or otherwise, and whether or not covered by that insurance, could significantly increase operating costs and reduce revenues.

     Failure By The Combined Company To Obtain Or Maintain Regulatory Approval For The Distribution Of Its Products In Key U.S. States Would Significantly Limit Its Ability To Market Its Crop Nutrition

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

Products. In each of the fifty states, the respective departments of agriculture have various requirements for the registration of different types of agricultural products to be used within that state. Donlar Biosyntrex's products do not require registration in 26 states. In the remaining 24 states, the purpose for registration is to assure consumers/growers that the products can be used safely and that they have demonstrated a variety of benefits such as protection against insects or root growth enhancement. The state departments of agriculture that require registration publish guide lines for the submission of several different kinds of data in order to make a determination for registration. These data include laboratory, green house, university and field test results, as well as toxicity, environmental and general safety information. Each state has its own requirements which range from minimal information coupled with a small fee to extensive data sets that cover several years of experience and may be very expensive to comply with. The review process may include several resubmissions of updated data or other kinds of information and may take years. States may also give limited registration to products that cover only one or more kinds of plants.

     Donlar Biosyntrex's products have been registered in 20 of the 24 states requiring registration, and the company is pursuing registration in the four other states, South Dakota, Alabama, Mississippi and Pennsylvania. When the department of agriculture of a specific state registers the products, those products may then be sold with required information that is printed on the product's label such as the plants/crops that the product can be used on, instructions on how to safely apply the product, maximum quantities to use and a variety of safety and toxicity handling precautions.

     Donlar Biosyntrex's products are also subject to approval by foreign regulatory authorities, but there are no federal regulatory approvals required for distribution. A loss of a product registration in a key U.S. state would significantly limit the combined company's ability to market its crop nutrition products.

     If The Technology Relied Upon By The Combined Company Fails To Remain Competitive, It Will Not Be Able To Increase Or Maintain Sales
Revenues. Although Donlar has developed 50 patents covering manufacturing processes, composition and methods of use, all of Donlar Biosyntrex's products are based on its patented TPA technology. The earliest patent for the TPA technology was issued in 1991 and will expire in 2008 and relates to the initial manufacturing process. The latest patent was issued in 2002 and, under the new patent law, will expire in 2022. The fields in which Donlar Biosyntrex, and in the future, the combined company, intend to sell their products are highly competitive and intensive research and development is always being undertaken by governmental entities, educational institutions and private enterprises with respect to products having practical effects such as those of certain of Donlar Biosyntrex's products. Competitive products may be introduced by third parties or competing materials based on different or new technologies may become commercially available. The combined company's competitors may succeed in developing or marketing materials, technologies or products that exhibit superior performance or are more commercially desirable or more cost effective than those developed and marketed by the combined company. Any of the foregoing could have a negative affect on the combined company's ability to maintain or increase sales revenues without improving its products, developing new products or reducing costs.

     The Combined Company's Limited Experience In Marketing TPA Products May Have A Negative Impact On Its Ability To Increase Sales Revenues. While the combined company's sales force has experience in marketing products to agricultural and performance chemicals end users, the combined company has limited experience in marketing and selling the thermal polyaspartates products. To market its products effectively, the combined company will be required to develop an expanded marketing and sales force that can effectively demonstrate the advantages of, and recommended methods and rates of application for, the TPA product applications. The crop nutrition products will also rely heavily on the availability of recommendations of prior users. In the performance chemicals field, Donlar Biosyntrex currently sells certain of its TPA products to companies that typically blend its TPA products as an ingredient with their own products and then sell the resulting blended product to other companies. The combined company's future success will depend in part on the continued relationships with distributors, its ability to enter into other similar arrangements, the continuing interest of the existing distributors in current and potential product applications and, eventually, the distributors' success in marketing and willingness to purchase the combined company's products.

     Currently, Donlar Biosyntrex has no formal purchasing arrangements or contracts with customers or distributors. The ordering process for the company's products begins with the customer submitting a purchase order to Donlar Biosyntrex's customer service department. The purchase order states the terms of the purchase, such as price, quantities, freight terms and shipping dates. When the purchase order is approved by management, it is confirmed back to the customer, and the order is filled.

     Loss of Key Personnel By The Combined Company Would Have A Material Adverse Effect On Its Business Operations. Donlar Biosyntrex's principal executive officers, Larry Koskan and Robert Pietrangelo, have an average of over 25 years of collective experience in chemicals research, development and sales. The loss of the services of either one of these executive officers or other key personnel, or the failure of the combined company to attract and retain other skilled and experienced personnel on acceptable terms, would have a material adverse effect on the combined company's business operations. There is no key person insurance on either of these executive officers. Both of these executive officers have employment agreements with the company. Mr. Koskan's contract expires on July 1, 2003 and Mr. Pietrangelo's expires on September 7, 2003, unless extended.

     Because The Combined Company Has A Relatively Small Group Of Customers, The Loss Of Any Single Customer May Have A Material Adverse Effect On Its Results Of Operations, Financial Condition And Business. Donlar Biosyntrex began commercial sales of its products in 1999. Donlar Biosyntrex sells its crop nutrition products primarily to agricultural distributors and its performance chemicals products to chemical service companies. While the combined company expects to significantly increase its sales in these product lines and to focus its sales efforts on a more specifically targeted group of agriculture and chemical distributors, sales may continue to be concentrated among a relatively small group of customers, though not necessarily those that represented the largest portions of Donlar Biosyntrex's sales in the past. In 2001, Donlar Biosyntrex's top three customers based on net sales revenues, Industri Kapital, Baker Hughes Incorporated and Clariant International, Ltd., Switzerland accounted for 23.6%, 21.6% and 12.7% of its net sales revenues, respectively. The loss of any one of these customers would have a material adverse effect on the combined company, its results of operations and its financial condition.

     Because The Combined Company's Crop Nutrition Business Is Seasonal, Its Results Of Operations May Vary Significantly From Quarter To Quarter. Demand for Donlar Biosyntrex's crop nutrition products can be expected to be significantly affected by agricultural conditions, which can be unpredictable and volatile as a result of a number of factors. The most important factors are weather conditions and patterns, current and projected grain stocks and prices, and governmental agricultural policies, including those that directly or indirectly influence the number of acres planted, the level of grain stocks, the mix of crops planted, and crop prices. Because of its dependence on agricultural markets, the crop nutrition business is seasonal and the combined company's operating results may vary significantly from quarter to quarter.

     New Environmental Or Other Regulations Could Increase The Combined Company's Operating Costs. Like other manufacturers, Donlar Biosyntrex is subject to a broad range of Federal, state, local and foreign laws and requirements, including those governing discharges in the air and water, the handling and disposal of solid and hazardous substances and wastes, the remediation of contamination associated with the release of hazardous substances, work place safety and equal employment opportunities. Donlar and Donlar Biosyntrex have made expenditures to comply with such laws and requirements. Donlar Biosyntrex believes, based on information currently available to management, that it is in compliance with applicable environmental and other legal requirements and that the combined company will not require material capital expenditures to maintain compliance with such requirements in the foreseeable future.

     Governmental authorities have the power to enforce compliance with such laws and regulations, and violators may be subject to penalties, injunctions or both. Third parties may also have the right to enforce compliance with such laws and regulations. As the combined company develops new formulations for thermal polyaspartates products and combines TPA with other products, such as herbicides and insecticides, those products may become subject to additional review and approval requirements governing the sale and use of its products. Donlar Biosyntrex's manufacturing processes do not currently result in the generation of hazardous wastes. This may not always be the case and material costs or liabilities may be incurred by the combined company in the future as a result of the manufacturing operations. It is also possible that other developments, such as additional or increasingly strict requirements of laws and regulations of these types, or enforcement policies thereunder, could significantly increase the combined company's costs of operations.

     Personal Injury Or Property Damage Claims Relating To The Combined Company's Products Could Have A Material Adverse Effect On Its Results of Operations And Financial Condition. Products sold by the combined company may expose it to potential liability for personal injury or property damage claims relating to the use of those products, particularly if used in a manner not in conformity with the combined company's instructions. Although product liability claims historically have not had a material adverse effect on Donlar or Donlar Biosyntrex, the combined company may be subject to or incur liability for such claims in the future. Although Donlar Biosyntrex maintains and, in the future, the combined company will maintain, product liability insurance in amounts that management deems commercially reasonable, a significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources, or damage to the combined company's reputation, any of which could have a material adverse effect on the combined company's business, operating results, and financial condition.

     The Officers and Directors Of Donlar And Donlar Biosyntrex Have Potential Conflicts Of Interest In The Transaction. The officers and members of the Boards of Directors of Donlar and Donlar Biosyntrex are identical. The officers and members of the Boards of Directors of Donlar and Donlar Biosyntrex will serve as the members of the Board of Directors of the combined company. Dr. Martin serves on both boards, will serve on the board of the combined company and will receive interests in the combined company that are different from the interests to be received by the Donlar and Donlar Biosyntrex shareholders generally. In particular, Dr. Martin will receive senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company in exchange for approximately $9.9 million of original principal amount of notes plus accrued interest, will receive 5.0 million shares of common stock of the combined company in exchange for the relinquishment of his rights to receive royalty payments and for approximately 16.5 million shares of Donlar common and preferred stock and will receive a warrant to purchase 3.0 million shares of common stock of the combined company for $0.68 per share in exchange for cancellation of existing options and warrants to purchase approximately 38.4 million shares of Donlar common and preferred stock. Dr. Martin will also receive 1,187,940 shares of combined company common stock in exchange for the 4,569,000 shares of Donlar Biosyntrex common stock that he owns. The boards did not seek a fairness determination with respect to the merger and the related transactions. You should be aware of these potential conflicts when considering the approval of the merger agreement and the equity incentive plan by the boards.

     If The Restructuring Plan Constitutes A Change Of Control Under The Change Of Control Agreements With The Two Principal Executive Officers, Substantial Benefits Could Be Payable Under Such Agreements At Some Time In The
Future. Donlar has change of control agreements with its two principal executive officers, Larry Koskan and Robert Pietrangelo, which provide that if there is a change of control of Donlar and the executive officer is subsequently terminated without cause or resigns for good reason within the applicable time periods provided in the agreements, the executive officer would be entitled to substantial severance benefits. Under the agreements, the approval of a plan of merger by the Donlar shareholders may be deemed to constitute a change of control. Mr. Koskan has waived any rights he may have under his agreement as a result of the merger. Mr. Pietrangelo has declined Donlar's request for a similar waiver. In the event the merger constitutes a change of control and Mr. Pietrangelo is terminated without cause or resigns for good reason within the applicable time periods provided for in his change of control agreement, based on his current salary, Mr. Pietrangelo would be entitled to benefits currently valued by Donlar at approximately $670,000.

     The Tax Consequences Of The Merger To Shareholders Are Uncertain And Could Be Adverse. The material U.S. federal income tax consequences of the merger are uncertain and could be adverse. No tax opinion will be issued by Donlar Biosyntrex's tax advisors prior to the consummation of the merger as to the material federal income tax consequences of the merger. Donlar Biosyntrex has not yet filed its federal income tax returns for the taxable years 2000 and 2001 and does not have available the necessary information for its tax advisors to render an opinion on the federal income tax consequences of the proposed merger. Once these tax returns are filed and additional information is gathered, Donlar will seek an opinion on the federal income tax consequences of the merger from its tax advisors. If such an opinion is obtained, copies will be made available to shareholders.

                     THE DONLAR BIOSYNTREX SPECIAL MEETING

WHEN AND WHERE THE DONLAR BIOSYNTREX SPECIAL MEETING WILL BE HELD

     Donlar Biosyntrex will hold a special meeting of shareholders at its offices at 6502 South Archer Road, Bedford Park, Illinois 60501 on February 27, 2003 at 11:00 a.m. local time. Donlar Biosyntrex is required to send you a copy of this information statement/prospectus at least 20 calendar days before its special meeting.

WHAT WILL BE VOTED ON AT THE DONLAR BIOSYNTREX SPECIAL MEETING

     Shareholders will consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of June 7, 2002, between Donlar and Donlar Biosyntrex and, in connection with the merger, a proposal to approve the adoption of the Donlar 2003 Equity Incentive Plan. Under the merger agreement, among other things:

     - Donlar Biosyntrex will merge with Donlar, with Donlar being the surviving corporation;

     - the articles of incorporation of Donlar will be the articles of incorporation of the combined company and will be amended to increase the number of authorized shares of capital stock from 60,000,000 shares of common stock and 38,000,000 shares of preferred stock to 200,000,000 shares of common stock and 100,000,000 shares of preferred stock;

     - the outstanding shares of Donlar Biosyntrex common stock (other than those owned by Donlar) and Series A and Series B preferred stock will convert into the right to receive approximately 4.0 million and 21,000 shares of common stock, respectively, of the combined company upon completion of the merger ;

     - the outstanding shares of Donlar common stock and preferred stock (other than those owned by TFIC, Inc., Dr. Robert Martin, Willis-Stein & Partners and its affiliate Star Polymers) will convert into the right to receive approximately 1.4 million and 7.3 million shares of common stock, respectively, of the combined company upon completion of the merger; and

     - the board of directors of the combined company will consist of the current members of the Donlar board.

     The equity incentive plan will be effective upon approval by the shareholders and consummation of the merger. The equity incentive plan contains essentially the same terms as the Donlar Biosyntrex 2001 Equity Incentive Plan. It will authorize an aggregate of 5.0 million shares of Donlar common stock to be used for awards to directors, management, employees and consultants of the combined company and its subsidiaries.

     We may take action on the above matters at the Donlar Biosyntrex special meeting on February 27, 2003, or any later date to which the special meeting is postponed or adjourned.

     The Donlar Biosyntrex board is unaware of other matters to be voted on at the Donlar Biosyntrex special meeting.

SHAREHOLDERS ENTITLED TO VOTE

     Donlar Biosyntrex has set January 10, 2003 as the record date to determine which Donlar Biosyntrex shareholders will be entitled to vote at the Donlar Biosyntrex special meeting. Only Donlar Biosyntrex shareholders at the close of business on January 10, 2003, will be entitled to receive notice of and to vote at the Donlar Biosyntrex special meeting. As of the record date there were 48,816,622 issued and outstanding shares of Donlar Biosyntrex common stock. In addition, Donlar Biosyntrex's records indicate that as of the record date there were 39,124 issued and outstanding shares of Donlar Biosyntrex Series A preferred stock convertible into 449 shares of Donlar Biosyntrex common stock. Each holder of Donlar Biosyntrex's common stock on the record date is entitled to one vote per share. Each holder of Donlar Biosyntrex Series A preferred stock on the record date is entitled to one vote per share of common stock into which such holder's Series A preferred stock is convertible. The holders of Donlar Biosyntrex common stock and Series A preferred stock vote together as a single class. Shareholders may cast their votes in person or by properly executed proxy. However, Donlar Biosyntrex is not soliciting proxies and asks that you not send us one. If you wish to vote by proxy, you must properly designate a proxy in accordance with Nevada law and your proxy must attend the meeting and vote your shares.

     The holders of Donlar Biosyntrex Series A preferred stock are entitled to vote as a separate class in connection with any merger of Donlar Biosyntrex which would adversely affect the powers, preferences or rights of the Series A preferred stock and therefore they are entitled to vote as a separate class on the merger.

     Donlar, which owns approximately 33,279,520 shares of Donlar Biosyntrex common stock constituting approximately 68% of the issued and outstanding Donlar Biosyntrex common stock and 68% of the voting interest in Donlar Biosyntrex, has agreed that it will vote in favor of adoption of the merger agreement and the approval of the adoption of the Donlar 2003 Equity Incentive Plan.

VOTE REQUIRED TO ADOPT THE MERGER AGREEMENT AND APPROVE THE ADOPTION OF THE EQUITY INCENTIVE PLAN

     The affirmative vote, either in person or by proxy, of a majority of the issued and outstanding common stock and Series A preferred stock, on an as converted basis, voting as a single class, is required to approve the merger agreement and approve the adoption of the Donlar 2003 Equity Incentive Plan. The merger must also be approved by a majority of the outstanding shares of Series A preferred stock voting as a separate class. Donlar Biosyntrex has written agreements with Dr. Kamal Modir, Peter LeDonne, Jr. and Kenneth Hubbard, collectively owning or controlling a majority of the outstanding shares of Series A preferred stock, providing that such holders will (a) exchange their Series A preferred stock for combined company common stock on the basis of one share of combined company common stock for each share of originally issued Series A preferred stock (i.e., excluding dividend shares) and (b) vote for approval of the merger agreement and the related transactions.

     Abstentions and broker non-votes on the proposal to adopt the merger agreement and the proposal to approve the adoption of the equity incentive plan will effectively count as votes against the proposals.

VOTING YOUR SHARES

     The Donlar Biosyntrex board is not soliciting proxies from the Donlar Biosyntrex common shareholders because Donlar owns 68% of the outstanding common stock of Donlar Biosyntrex and Donlar Biosyntrex has reached agreements with the holders of a majority of the outstanding Series A preferred stock to vote for approval of the merger agreement and the related transactions. However, Donlar Biosyntrex will hold a special meeting on February 27, 2003, at which you may vote on the proposals to adopt the merger agreement and approve the adoption of the equity incentive plan. In order to vote at the special meeting, you must either attend in person or vote through a duly appointed proxy. If you do not either vote by proxy or attend the special meeting and vote in person, your vote will be counted as not present for quorum purposes and will effectively count as a vote against the proposal to adopt the merger agreement and against the proposal to approve the adoption of the equity incentive plan.

     If you wish to vote by proxy, you must properly designate a proxy in accordance with Nevada law and your proxy must attend the meeting and vote your shares. If you attend the Donlar Biosyntrex special meeting in person, you may vote your shares by completing a ballot at the meeting.

ESTABLISHING A QUORUM OF SHAREHOLDERS

     If a majority of the total number of votes entitled to be cast at the special meeting are present at the special meeting, either in person or by proxy, the special meeting will have the quorum of shareholders required to transact business.

INDEPENDENT AUDITORS TO BE PRESENT AT THE SPECIAL MEETING

     Representatives of Grant Thornton LLP, Donlar Biosyntrex's independent auditors, will be present at the Donlar Biosyntrex special meeting and will have the opportunity to make a statement if they desire to do so and be available to respond to appropriate questions.

APPROVAL AND RECOMMENDATION BY DONLAR BIOSYNTREX BOARD

     The Donlar Biosyntrex board has unanimously approved the merger agreement, the merger and the related matters including the adoption of the equity incentive plan. The Donlar Biosyntrex board believes that the merger agreement, the merger and the related matters are in the best interests of Donlar Biosyntrex and, as required by Nevada law, recommends the Donlar Biosyntrex shareholders vote "FOR" adoption of the merger agreement and "FOR" the approval of the adoption of the Donlar 2003 Equity Incentive Plan. See "Proposal
1 -- Adoption of the Merger Agreement -- Recommendation of the Donlar Biosyntrex Board and Donlar Biosyntrex's Reasons for the Merger" and Proposal 2 -- Approval of the Adoption of the Donlar 2003 Equity Incentive Plan."

           PROPOSAL 1 -- APPROVAL OF THE AGREEMENT AND PLAN OF MERGER

     The following summary describes the material background and terms and provisions of the Agreement and Plan of Merger and the merger. We have attached a copy of the merger agreement to this information statement/prospectus as Appendix A and we have incorporated it into this information statement/prospectus by reference. We urge all shareholders to read the merger agreement carefully in its entirety. We qualify this summary in its entirety by reference to the merger agreement.

BACKGROUND OF THE MERGER -- RESTRUCTURING PLAN

     In early 2001, as a result of anticipated difficulties in servicing debt and obtaining necessary additional funding, management of Donlar and Donlar Biosyntrex began to consider debt restructuring alternatives and sources of additional funding. In May 2001, management of the companies met with Tennessee Farmers Life Insurance Company, Willis Stein & Partners and Dr. Robert Martin, the companies' three largest creditors, to discuss a restructuring plan. The plan would have, in part, involved the merger of the companies to simplify the corporate structure. In addition, the plan would have involved the conversion of $27.0 million of the debt owed to the three creditors ($9.0 million each) in exchange for preferred stock convertible into approximately 80% of the common stock of the combined company.

     Subsequent to the meeting in May 2001, management of the companies and the three creditors engaged in protracted negotiations concerning the terms of the restructuring. While these negotiations took place, management continued to explore alternatives for raising additional capital. Management engaged the services of an investment advisor to assist them in finding sources of private equity financing and/or a merger partner. Ultimately, management was unable to find any sources of private equity financing on acceptable terms or any appropriate merger partner.

     Because sources of private equity financing were not available on acceptable terms, management sought additional debt financing from Tennessee Farmers. As discussed in more detail below, Tennessee Farmers ultimately agreed to provide $2.127 of bridge financing. However, such bridge financing was only made available as part of the overall restructuring of the companies discussed in detail below. Tennessee Farmers would not agree to convert any portion of its debt into convertible preferred stock and, as a condition of the restructuring, required the issuance of common stock to Tennessee Rural Health Improvement Association. As discussed in detail below, the companies did reach agreement with Willis Stein & Partners and Dr. Martin to exchange all of their debt (exceeding $18.0 million) for convertible preferred stock plus shares of common stock and, in the case of Dr. Martin, a warrant for the purchase of common stock.

     The specific terms of the restructuring plan include the following:

     As part of the restructuring plan, on March 18, 2002, Donlar Biosyntrex and Donlar entered into a Bridge and Consolidated Term Loan Agreement with Tennessee Farmers Life Insurance Company. Pursuant to the terms of the loan agreement, Donlar Biosyntrex and Donlar obtained a bridge loan facility in the amount of approximately $2.127 million to be used to refinance certain short term debt, provide working capital, pay certain accounts payable creditors and pay expenses of the transaction. As of January 8, 2003, approximately $1.79 million of the bridge loan had been drawn down. In addition, the terms of existing loans to Donlar in the original principal amount of approximately $17.64 million were restated and made the joint and several obligation of Donlar and Donlar Biosyntrex in the total amount of $19.2 million reflecting the original amount of the loans and accrued, unpaid interest thereon. Each of the loans is collateralized by substantially all of the assets of Donlar Biosyntrex and Donlar.

     Loans under the bridge loan facility bear interest at a rate of eleven percent per annum with one half of such interest payable on a quarterly basis on the last business day of March, June, September and December and the other half payable at maturity on March 18, 2003.

     The restated loans are divided into two loans. The first such loan is in the principal amount of approximately $10.18 million, bears interest at a rate of nine percent per annum until March 18, 2003, at which time such interest is payable, and thereafter bears interest at eleven percent per annum payable on a quarterly basis on the last business day of March, June, September and December. The principal balance of the loan is payable in equal quarterly installments of not less than $222,500 commencing on March 31, 2003 and thereafter on the last business day of March, June, September and December. Any remaining unpaid principal and interest is payable on March 31, 2007. The second such loan is in the principal amount of $9.0 million, bears interest at a rate of one percent per annum but neither interest nor principal are payable until the first to occur of one of certain events described in the loan agreement, the latest of which is March 18, 2005, after which time the interest that has accrued is payable in full within thirty days and thereafter is payable quarterly on the last business day of March, June, September and December together with principal payments of not less than $222,500. Any remaining unpaid principal and interest is payable on March 31, 2007.

     As a condition of the loans and as part of the restructuring plan, the combined company will issue approximately 1.6 million shares of common stock to Tennessee Rural Health Improvement Association, which will represent approximately 7.8% of the outstanding combined company common stock and 1.8% on a fully diluted basis. These shares are in addition to the approximately 1.27 million shares of combined company common stock to be issued to Tennessee Rural Health in the merger in exchange for the approximately 2.6 million shares of Donlar common stock currently owned by it. Tennessee Rural Health is a provider of health insurance and other health benefits. It is affiliated with Tennessee Farm Bureau Federation which owns approximately 7.5% of Tennessee Farmers.

     TFIC, Inc., an affiliate of Tennessee Farmers, will surrender for cancellation in the merger, without issuance to it of any shares in the combined company, approximately 3.85 million shares of Donlar common stock.

     As part of the restructuring plan and as permitted by the loan agreement, the combined company will issue 465,000 shares of common stock to four creditors, Mr. Randy Olshen, Mr. Michael Acton, Mr. Rudy Monnich and Mr. Charles Brodzki, in exchange for their forgiveness of all debts and claims by them against either Donlar or Donlar Biosyntrex.

     Mr. Olshen has a sales contract entitling him to a 20% commission on sales of certain of Donlar Biosyntrex's products. Mr. Olshen has agreed to the termination of that contract in exchange for 80,000 shares of combined company common stock. While there is no current market for the combined company common stock, based on the average of the bid and ask prices for the Donlar Biosyntex common stock as reported on the NASD over-the-counter bulletin board on December 4, 2002 ($0.135), the shares to be issued to Mr. Olshen are estimated to be worth approximately $10,800. During 2001 and 2002, Mr. Olshen was paid by Donlar Biosyntrex a total of $27,724 in commissions under his sales contract.

     Mr. Acton has a consulting contract entitling him to a consulting fee of approximately $123,000. Mr. Acton has agreed to exchange the approximately $94,000 remaining due under that contract for 200,000 shares of combined company common stock.

     Mr. Monnich has an outstanding account payable of approximately $11,000 and Mr. Brodzki has an outstanding note payable of approximately $50,000. They have agreed to forgive these amounts in exchange for 60,000 and 125,000 shares of combined company common stock, respectively. Each of the foregoing agreements was reached as a result of individual negotiations. The market value of the shares to be issued cannot be determined at this time because no market currently exists for them.

     As a further condition of the loans, Donlar Biosyntrex and Donlar have agreed to use their best efforts to complete the merger on or before July 7, 2002. At the request of the companies, Tennessee Farmers has agreed to extend the date for completion of the merger to February 28, 2003. Failure to complete the merger by February 28, 2003, or such later date as agreed to by Tennessee Farmers, is an event of default which gives Tennessee Farmers the right to declare the indebtedness under the loan agreement immediately due and payable.

     Donlar Biosyntrex and Donlar made numerous representations, warranties and covenants in the loan agreement. Among the covenants, Donlar Biosyntrex and Donlar agreed to limit their ability to incur additional indebtedness, make any investments or loans, pay dividends, purchase, redeem or issue capital stock or sell or encumber assets. Each of the loans made or restated pursuant to the loan agreement is subject to acceleration and the application of higher default rates of interest in the event Donlar Biosyntrex or Donlar defaults in the payment of principal or interest when due, breaches any covenants contained in the loan agreement that are not remedied within five calendar days or any other specified event of default occurs.

     Each of the loans under the loan agreement is convertible at the option of the lender at any time prior to repayment into common stock of Donlar Biosyntrex and, subsequent to the merger, common stock of the combined company. Loans made under the bridge loan facility convert at a rate of one share per $0.29 of outstanding principal amount of the loans. The restated loans convert at a rate of one share per $0.68 of outstanding principal amount of the loans. The maximum number of shares of combined company common stock issuable upon conversion of the loans is approximately 34.37 million. The conversion rates are subject to antidilution protection. The holders of the loans have certain registration rights with respect to the shares issuable upon conversion.

     As part of the restructuring plan, Donlar has also reached agreements with Willis Stein & Partners and its affiliate Star Polymers to (i) exchange $9.0 million of original principal amount of notes plus accrued interest for shares of a new series of senior convertible preferred stock of the combined company with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of common stock of the combined company and
(ii) exchange all of the Donlar equity securities held by Willis Stein/Star Polymers, equaling approximately 20.28 million shares of Donlar common and preferred stock, for 1.0 million shares of common stock of the combined company. Willis Stein/Star Polymers will not receive any other common stock of the combined company as a result of the merger. The obligation of Willis Stein/Star Polymers to complete the foregoing exchanges is subject to the conditions that Donlar amend its certificate of incorporation to contain the terms of the senior convertible preferred, Donlar and Donlar Biosyntrex obtain the requisite consents and approvals for the exchanges and the amendment to Donlar's certificate of incorporation, Dr. Martin complete the exchanges described below and the 1998 and 2000 note holders complete the exchanges described below. Willis Stein & Partners agreed to vote its shares of voting stock of Donlar in favor of the merger.

     Donlar has also reached agreement with Dr. Robert Martin, a director of Donlar and Donlar Biosyntrex, to (i) exchange approximately $9.9 million of original principal amount of notes plus accrued interest for shares of senior convertible preferred stock with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of the combined company's common stock, (ii) relinquish rights to receive royalty payments from Donlar and Donlar Biosyntrex equal to one percent of all sales during a ten year period beginning in 2000 and surrender for cancellation all of the Donlar common and preferred stock held by him, equaling approximately 16.56 million shares, in exchange for 5.0 million shares of the common stock of the combined company and (iii) surrender for cancellation options and warrants to purchase over 38 million shares of Donlar common and preferred stock at exercise prices ranging from $0.01 to $5.50 for a warrant to purchase 3.0 million shares of the common stock of the combined company for $0.68 per share. Dr. Martin will also receive 1,187,940 shares of combined company common stock in the merger in exchange for the 4,569,000 shares of Donlar Biosyntrex common stock that he owns. Dr. Martin also agreed to vote his shares of voting stock of Donlar in favor of the merger.

     Dr. Martin's right to receive royalties is contained in a management consulting agreement with Donlar. The agreement provides that Dr. Martin will provide consulting services to Donlar, not to exceed 60 hours without his consent in any 12 month period, in return for royalties of one percent of all sales of products during the term of the agreement. The agreement commenced on April 1, 2000 and expires April 15, 2010. Royalty payments are to be made on April 15 of each year during the term. Royalties of $46,219 accrued under the agreement through June 30, 2002, but to date no royalties have been paid.

     To further eliminate debt from the balance sheet of Donlar and Donlar Biosyntrex, and after the merger, the combined company, Donlar has reached agreements with all fifteen holders of approximately $1.9 million of original principal amount of notes issued in 1998 and 2000 to exchange their notes for shares of senior convertible preferred stock in an aggregate stated liquidation value equal to the total amount of the notes and convertible into approximately
2.8 million shares of common stock of the combined company. For additional information about the restructuring plan, see "Determination of Terms of the Merger and Restructuring Plan" immediately below and "Pro Forma Financial Information."

     The companies as of September 30, 2002, had approximately $48.92 million of liabilities. The restructuring including the merger will eliminate approximately $25.26 million of liabilities, substituting for it approximately $20 million of senior convertible preferred stock and 465,000 shares of common stock. It is expected that the combined company will have approximately $23.66 million of liabilities after completion of the merger and related transactions.

     The table on the following page is a Post-Merger Combined Company Capitalization Table as of September 30, 2002.

               POST-MERGER COMBINED COMPANY CAPITALIZATION TABLE
                           (AS OF SEPTEMBER 30, 2002)

                                                                             OUTSTANDING AFTER
                                             DONLAR                            COMPLETION OF     PERCENTAGE OF
                                          CORPORATION                          RESTRUCTURING      OUTSTANDING
                                         (SEPTEMBER 30,                        INCLUDING THE        COMMON       CONVERSION
                                             2002)             CHANGES            MERGER             STOCK          RATE
                                        ----------------   ---------------   -----------------   -------------   ----------
NOTES PAYABLE
 Dr. Robert Martin....................  $   8,131,507.00   $ (8,131,507.00)   $            --
 Willis Stein & Partners and Star
   Polmers............................      9,000,000.00     (9,000,000.00)                --
 Miscellaneous Note Payable...........         50,000.00        (50,000.00)                --
                                        ----------------
 Total Notes Payable..................     17,181,507.00                                   --
                                        ================
OTHER DEBT:...........................         71,000.00                --          71,000.00
                                        ----------------                      ---------------
                                           17,252,507.00
                                        ================
CONVERTIBLE DEBT:
 Dr. Robert Martin....................      1,775,000.00     (1,775,000.00)                --
 1998 & 2000 Noteholders..............      1,111,765.00     (1,111,765.00)                --
 Tennessee Farmers
   Bridge Loan........................      1,785,972.00                --       1,785,972.00                       0.29
   Performing Debt....................     10,184,135.00                --      10,184,135.00                       0.68
   Nonperforming Debt.................      9,000,000.00                --       9,000,000.00                       0.68
                                        ----------------                      ---------------
   Total Convertible Debt.............     23,856,872.00                      $ 20,970,107.00
                                        ================                      ===============
TOTAL DEBT:...........................  $  41,109,379.00   $(20,068,272.00)   $ 21,041,107.00
                                        ================                      ===============
CAPITAL STOCK, OPTIONS AND WARRANTS:
 Senior Convertible Preferred Stock
   Dr. Robert Martin..................                --      9,000,000.00    $  9,000,000.00                       0.68
   Willis Stein & Partners and Star
     Polymers 1998 Noteholders........                --      9,000,000.00       9,000,000.00                       0.68
   2000 Noteholders (excl. Dr.
     Martin)..........................                --        763,500.00         763,500.00                       0.68
   Total Senior Conv. Preferred.......                --      1,142,000.00       1,142,000.00                       0.68
                                        ----------------   ---------------    ---------------
                                        $             --   $ 19,905,500.00    $ 19,905,500.00
                                        ================   ===============    ===============
   Common Stock.......................  $             --                --    $            --
                                        ================                      ===============
   Additional Paid In Capital.........  $ 107,123,348.00                      $118,276,131.00
                                        ================                      ===============
   Retained Deficit...................  $(141,700,956.00)                     $(145,825,476.00)
                                        ================                      ===============
   Stockholder Note Receivable........  $     (31,987.00)                     $    (31,987.00)
                                        ================                      ===============
 Common Stock
   Shares Outstanding
   Pre-Merger Donlar Shareholders.....                                              8,652,288       41.61%
   Pre-Merger Donlar Biosyntrex
     Shareholders.....................                                              4,049,765       19.48%
   Dr. Robert Martin (1)..............                                              5,000,000       24.05%
   Willis Stein & Partners............                                              1,000,000        4.81%
   Tennessee Rural Health.............                                              1,626,308        7.82%
   Shares Issued to Creditors to
     Satisfy Certain Payables.........                                                465,000        2.24%
                                                                              ---------------       ------
   Total Shares Outstanding...........                                             20,793,360         100%
   Options and Warrants
   Equity Incentive Plan..............                                                     --
   Dr. Martin Warrant.................                                                     --
                                                                              ---------------
   Total Options and Warrants.........                                                     --
                                                                              ---------------
TOTAL.................................                                             20,793,360
                                                                              ===============

                                        ADJUSTED FULLY    PERCENTAGE
                                            DILUTED        OF FULLY
                                         ASSUMING FULL     DILUTED
                                        CONVERSION INTO     COMMON
                                         COMMON STOCK       STOCK
                                        ---------------   ----------
NOTES PAYABLE
 Dr. Robert Martin....................
 Willis Stein & Partners and Star
   Polmers............................
 Miscellaneous Note Payable...........
 Total Notes Payable..................
OTHER DEBT:...........................
CONVERTIBLE DEBT:
 Dr. Robert Martin....................
 1998 & 2000 Noteholders..............
 Tennessee Farmers
   Bridge Loan........................     6,158,524         6.66%
   Performing Debt....................    14,976,669        16.20%
   Nonperforming Debt.................    13,235,294        14.32%
                                          ----------        ------
   Total Convertible Debt.............    34,370,487        37.18%
                                          ==========        ======
TOTAL DEBT:...........................
CAPITAL STOCK, OPTIONS AND WARRANTS:
 Senior Convertible Preferred Stock
   Dr. Robert Martin..................    13,235,294        14.32%
   Willis Stein & Partners and Star
     Polymers 1998 Noteholders........    13,235,294        14.32%
   2000 Noteholders (excl. Dr.
     Martin)..........................     1,122,794         1.21%
   Total Senior Conv. Preferred.......     1,679,412         1.82%
                                          ----------        ------
                                          29,272,794        31.67%
                                          ==========        ======
   Common Stock.......................
   Additional Paid In Capital.........
   Retained Deficit...................
   Stockholder Note Receivable........
 Common Stock
   Shares Outstanding
   Pre-Merger Donlar Shareholders.....     8,652,288         9.36%
   Pre-Merger Donlar Biosyntrex
     Shareholders.....................     4,049,765         4.38%
   Dr. Robert Martin (1)..............     5,000,000         5.41%
   Willis Stein & Partners............     1,000,000         1.08%
   Tennessee Rural Health.............     1,626,308         1.76%
   Shares Issued to Creditors to
     Satisfy Certain Payables.........       465,000         0.50%
                                          ----------        ------
   Total Shares Outstanding...........    20,793,360        22.49%
   Options and Warrants
   Equity Incentive Plan..............     5,000,000         5.41%
   Dr. Martin Warrant.................     3,000,000         3.25%
                                          ----------        ------
   Total Options and Warrants.........     8,000,000         8.65%
                                          ----------        ------
TOTAL.................................    92,436,641          100%
                                          ==========        ======

---------------
(1) Excludes 147,940 shares that Dr. Martin will receive upon conversion of 569,000 shares of Donlar Biosyntrex common stock that he owned at September 30, 2002. If those shares are included in calculating Dr. Martin's percentages and excluded in calculating the pre-merger Donlar Biosyntrex shareholders' percentages, Dr. Martin's percentages on an outstanding and fully diluted basis would be 24.76% and 5.57% respectively and the pre-merger Donlar Biosyntrex shareholders' percentages on an outstanding and fully diluted basis would be 18.76% and 4.22% respectively.

DETERMINATION OF THE TERMS OF THE MERGER AND RESTRUCTURING PLAN

     The Post-Merger Combined Company Capitalization Table shows the debt of Donlar as of September 30, 2002, and the debt and equity of the combined company following the merger on a outstanding and fully diluted basis (assuming conversion into common stock of all outstanding convertible debt and preferred stock and exercise of all outstanding warrants and options). The table below shows the outstanding equity securities of Donlar and Donlar Biosyntrex as of September 30, 2002.

                            EQUITY SECURITIES TABLE
                DONLAR CORPORATION/DONLAR BIOSYNTREX CORPORATION
                               SEPTEMBER 30, 2002

                                                                            DONLAR BIOSYNTREX
                                              DONLAR CORPORATION               CORPORATION
                                          --------------------------     ------------------------
EQUITY                                      COMMON        PREFERRED        COMMON       PREFERRED
------                                    -----------     ----------     ----------     ---------
Dr. Robert Martin.......................   16,414,596        142,873(1)     569,000          --
Willis-Stein & Partners and Star
  Polymers..............................           --     20,278,457(2)          --          --
Tennessee Farmers.......................    6,459,389(3)          --             --          --
Donlar..................................           --             --     33,279,520          --
Others..................................    2,957,065     17,578,670     14,968,220      39,573
                                          -----------     ----------     ----------      ------
     Total..............................   25,831,050     38,000,000     48,816,740      39,573
                                          ===========     ==========     ==========      ======

OPTIONS AND WARRANTS
--------------------
Dr. Robert Martin.......................   19,765,837(4)  16,575,198(5)          --          --
Willis-Stein & Partners and Star
  Polymers..............................           --             --             --          --
Tennessee Farmers.......................    6,025,171(6)          --             --          --
Donlar..................................           --             --             --          --
Others..................................    1,980,316(7)   2,447,456(8)   2,106,509(9)       --
                                          -----------     ----------     ----------      ------
     Total..............................   27,771,324     19,022,654      2,106,509          --
                                          ===========     ==========     ==========      ======

---------------

 (1) Does not include 1,098,841 shares of preferred stock held in the name of RGM/BVM Limited Partnership, of which Dr. Martin is a partner.

 (2) Represents 2,433,415 shares owned by Star Polymers and 17,845,042 shares owned by Willis Stein.

 (3) Represents 2,610,012 shares owned by Tennessee Rural Health Improvement Association and 3,849,377 shares of owned by TFIC, Inc.

 (4) Represents options to purchase 102,500 shares and warrants to purchase 19,663,337 shares, with exercise prices ranging from $0.30 to $5.00.

 (5) Represents options to purchase 14,000 shares and warrants to purchase 16,561,198 shares, with exercise prices ranging from $0.30 to $5.00.

 (6) Represents warrants to purchase 6,025,171 shares held by Tennessee Farmers Life Insurance Company with an exercise price of $0.30.

 (7) Represents options to purchase 1,813,716 shares and warrants to purchase 166,600 shares, with exercise prices ranging from $0.30 to $5.00.

 (8) Represents options to purchase 400,248 shares and warrants to purchase 2,047,208 shares, with exercise prices ranging from $0.30 to $5.00.

 (9) Represents options to purchase 1,374,509 shares with exercise prices ranging from $0.20 to $1,190.00 and warrants to purchase 732,000 shares with exercise prices ranging from $0.10 to $2.50.

     As stated above, the terms of the merger and restructuring plan were developed through negotiation beginning in May 2001 with Donlar's principal lenders: Tennessee Farmers Life Insurance Company,

Dr. Robert Martin and Willis Stein & Partners. It was agreed that Tennessee Farmers would restructure Donlar's indebtedness to it, as described above, and that the restructured indebtedness would be convertible into common stock of the combined company following the merger at the rate of $0.68 per share, which represented the approximate market value of the common stock of Donlar Biosyntrex in late June 2001, when an initial understanding was reached on the terms of the restructuring plan. As part of the plan, Dr. Martin and Willis Stein/Star Polymers agreed to exchange their debt in Donlar in the respective principal amounts of $9.9 million and $9.0 million plus accrued interest for combined company senior convertible preferred stock, which is convertible at the rate of $0.68 per share into combined company common stock. It was further understood that as a result of the foregoing transactions, Tennessee Farmers, Dr. Martin and Willis Stein/Star Polymers would own, on a fully diluted basis, in the aggregate approximately eighty percent of the common equity of the combined company. The remaining twenty percent would be issued to the holders of Donlar's 1998 and 2000 Notes and the holders of the preferred and common stock of Donlar and Donlar Biosyntrex.

     Subsequent discussions with the principal lenders resulted in the following modifications to the reorganization plan:

     - Tennessee Farmers agreed to make the bridge loan, which is convertible into combined company common stock at the rate of $0.29 per share, the approximate market value of the Donlar Biosyntrex common stock at the time the bridge loan was made in March 2002. As part of that transaction, it was agreed that, upon the effectiveness of the merger, Tennessee Rural Health, would be issued 1,626,308 shares of common stock of the combined company and that the 3,849,377 shares of common stock of Donlar owned by TFIC, Inc., an affiliate of Tennessee Farmers, would be cancelled in the merger without the issuance to TFIC of any shares in the combined company as a result of such cancellation.

     - Dr. Martin agreed to the following in return for the issuance to him of
       5.0 million shares of the combined company common stock and a warrant to purchase 3.0 million shares of the combined company common stock for $0.68 per share: (i) the relinquishment of the right to receive royalty payments equal to one percent of all sales by Donlar or Donlar Biosyntrex during a ten year period beginning in 2000; (ii) the surrender for cancellation in the merger of 16,557,469 shares of Donlar common and preferred stock without the issuance of any shares in the combined company as the result of the merger; and (iii) the surrender for cancellation of options and warrants to purchase 38,407,063 shares of Donlar preferred and common stock at prices ranging from $0.01 to $5.50 per share.

     - Willis Stein & Partners agreed that, upon the effectiveness of the merger, it would be issued 1.0 million shares of the combined company common stock and that the 20,278,457 shares of Donlar preferred stock owned by Willis Stein/Star Polymers would be cancelled in the merger without the issuance to them of any shares in the combined company as a result of such cancellation.

     - Certain creditors agreed to accept 465,000 shares of the combined company common stock in the satisfaction of contractual and accounts payable obligations.

     - 5 million shares of common stock would be reserved for issuance under the combined company's equity incentive plan.

     - All other options, warrants and rights to acquire Donlar or Donlar Biosyntrex stock would be cancelled.

     The 15 holders of the 1998 and 2000 Notes of Donlar, in the principal amount of approximately $1.9 million, agreed to exchange their notes for an equal amount of the combined company senior convertible preferred stock.

     As a result of the foregoing agreements, 12.7 million shares of the combined company common stock, representing 61.1% on an outstanding basis and 13.7% on a fully diluted basis, will be issued in the merger to the holders of preferred and common stock of Donlar (other than TFIC, Inc., Dr. Martin, Willis Stein/Star Polymers, who are treated as specified above, and excluding the approximately 1.6 million additional shares to be issued to Tennessee Rural Health) and Donlar Biosyntrex (other than Donlar). That amount is being allocated between the Donlar and the Donlar Biosyntrex shareholders on the basis of the respective ownership of Donlar Biosyntrex common stock by Donlar on the one hand, and all other shareholders of Donlar Biosyntrex, on the other hand.

     Accordingly, 68% of the 12.7 million shares of combined company common stock, or 8.7 million shares, is being allocated to the Donlar shareholders (other than TFIC, Inc., Dr. Martin, Willis Stein/Star Polymers with respect to their Donlar shares, who are treated as specified above, and excluding the approximately 1.6 million additional shares to be issued to Tennessee Rural Health) and 32%, or 4.0 million shares, is being allocated to the Donlar Biosyntrex shareholders (other than Donlar, whose shares are being cancelled). As a result, and taking into account the cancellation of certain shares as described above, in the merger each holder of Donlar preferred and common stock (other than the holders of cancelled shares) will receive approximately 0.49 shares of the combined company common stock for each share of Donlar stock the holder owns, each holder of Donlar Biosyntrex common and Series B preferred stock (other than Donlar) will receive 0.26 shares of combined company common stock for each share of Donlar Biosyntrex stock the holder owns and each holder of Donlar Biosyntrex Series A preferred stock will receive one share of the combined company common stock for each originally issued share of Series A preferred stock the holder owns (excluding dividend shares). As is indicated in the table above, following completion of the merger, the former shareholders of Donlar (other than holders of cancelled shares and excluding the approximately
1.6 million additional shares to be issued to Tennessee Rural Health) will own 41.61% (9.36% on a fully diluted basis) of the combined company common stock, and the former shareholders of Donlar Biosyntrex (other than Donlar) will own 19.48% (4.38% on a fully diluted basis) of such common stock.

ADDITIONAL TERMS OF MERGER

     We expect to complete the merger in the first quarter of 2003. The name of the combined company will be Donlar Corporation.

     Under the merger agreement,

     - Donlar Biosyntrex will merge with and into Donlar,

     - the separate corporate existence of Donlar Biosyntrex will cease,

     - Donlar will survive and continue its corporate existence under the laws of the State of Illinois under the name Donlar Corporation,

     - subject to the satisfaction or waiver of conditions set forth in the merger agreement and described in "Conditions to Complete the Merger," the merger will become effective on the date and at the time specified in the articles of merger to be filed with the Secretary of State of the States of Illinois and Nevada.

     At the effective time, the Donlar articles of incorporation, as amended, will be further amended to authorize the issuance of additional shares of common stock and preferred stock. The articles of incorporation, as so amended, and the bylaws of Donlar will be the articles of incorporation and bylaws of the combined company upon completion of the merger.

EXCHANGE OF STOCK CERTIFICATES

     Immediately following the effective time of the merger, the combined company shall mail to the Donlar and Donlar Biosyntrex holders of record of a certificate or certificates that immediately prior to the effective time represented issued and outstanding shares of Donlar or Donlar Biosyntrex capital stock a letter of transmittal to surrender the certificates to the combined company for cancellation. Upon the surrender and cancellation of each certificate, the combined company shall mail to such holders the common stock of the combined company to which they are entitled under the merger agreement.

     Until properly surrendered, each unsurrendered certificate shall only represent the right to receive common stock of the combined company to the extent provided under the merger agreement. Holders of unsurrendered certificates of Donlar and Donlar Biosyntrex capital stock will not be entitled to receive any dividends or distributions with respect to the combined company's capital stock.

     Holders of Donlar and Donlar Biosyntrex capital stock should not send in certificates until they receive transmittal materials from the combined company.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains the following representations and warranties by Donlar:

     - Donlar is duly organized and good standing under the laws of Illinois;

     - Donlar's capitalization is as set forth in the merger agreement, all issued and outstanding shares of capital stock are validly authorized and issued and there are no pre-emptive rights with respect to the issuance or sale of its capital stock;

     - Donlar has the corporate power and authority to carry on its business, own or lease properties and enter into the merger agreement and consummate the transactions contemplated thereby; and

     - the merger agreement is a valid and binding obligation of Donlar enforceable in accordance with its terms, the execution and delivery of the merger agreement will not conflict with or violate any organizational documents, agreements or governmental orders and no filing or approval is required to consummate the merger except the filing of articles of merger and this information statement/prospectus.

     The merger agreement contains the following representations and warranties by Donlar Biosyntrex:

     - Donlar Biosyntrex is duly organized and good standing under the laws of Nevada;

     - Donlar Biosyntrex's capitalization is as set forth in the merger agreement, all issued and outstanding shares of capital stock are validly authorized and issued and there are no pre-emptive rights with respect to the issuance or sale of its capital stock;

     - Donlar Biosyntrex has the corporate power and authority to carry on its business, own or lease properties and enter into the merger agreement and consummate the transactions contemplated thereby; and

     - the merger agreement is a valid and binding obligation of Donlar Biosyntrex enforceable in accordance with its terms, the execution and delivery of the merger agreement will not conflict with or violate any organizational documents, agreements or governmental orders and no filing or approval is required to consummate the merger except the filing of articles of merger and this information statement/prospectus.

CONDITIONS TO COMPLETE THE MERGER

     The obligations of each of Donlar and Donlar Biosyntrex to complete the merger are subject to the satisfaction or waiver, subject to compliance with applicable law, of conditions, including:

     - Obtaining the requisite votes of approval from the respective shareholders of Donlar and Donlar Biosyntrex which in the case of Donlar is two thirds of the outstanding shares of Donlar common and preferred stock voting as a single class and in the case of Donlar Biosyntrex is a majority of the outstanding shares of Donlar Biosyntrex common stock and Series A preferred stock, on an as converted basis, voting as a single class. If the merger is deemed to adversely affect the powers, preferences or rights of the Series A preferred stock, the merger must be approved by a majority of the outstanding shares of Series A preferred stock.

     - The absence of injunctions, decrees, orders, laws, statutes or regulations prohibiting the consummation of the merger and the absence of any proceeding that has a reasonable probability of resulting in such effect.

     - All authorizations, consents and approvals required to be obtained prior to consummation of the merger shall have been obtained. The companies are not aware of any such requirements accept for the shareholder approval requirement discussed above.

     - The representations and warranties of the other party in the merger agreement are to be true and correct in all material respects at and as of the date of the merger agreement and the effective time of the merger.

     - All of the obligations of the other party to be performed on or prior to the effective time of the merger have been performed in all material respects.

ALLOCATION OF COSTS AND EXPENSES

     The merger agreement provides that each party to the merger agreement will be responsible for paying its own expenses, including, without limitation, all attorneys' fees and costs and all accountants' fees and costs.

APPRAISAL (DISSENTER'S) RIGHTS

     Under the Nevada Revised Statutes, notwithstanding the approval of the merger by the holders of the requisite number of shares of capital stock of Donlar Biosyntrex, a Donlar Biosyntrex shareholder can refuse the merger consideration and exercise his or her appraisal rights and obtain payment for the fair value of his or her capital stock by strictly following the requirements of the applicable law. A copy of the relevant sections the Nevada Revised Statutes is attached as Appendix C. You are urged to review the applicable statute carefully as failure to comply may result in the loss of your appraisal rights. DONLAR SHAREHOLDERS' APPRAISAL RIGHTS ARE NOT DISCUSSED IN THIS INFORMATION STATEMENT/PROSPECTUS. WE RECOMMEND THAT DONLAR SHAREHOLDERS CONSULT WITH THEIR LEGAL ADVISERS TO DETERMINE IF APPRAISAL RIGHTS ARE AVAILABLE AND THE PROCEDURES THAT MUST BE COMPLIED WITH TO EXERCISE AND MAINTAIN THOSE RIGHTS. FAILURE TO STRICTLY COMPLY WITH APPLICABLE LAW MAY RESULT IN A FORFEITURE OF APPRAISAL RIGHTS.

     A beneficial shareholder of Donlar Biosyntrex stock may assert dissenters' rights as to shares held on the shareholder's behalf only if the shareholder submits to Donlar Biosyntrex the written consent of the shareholder of record to the dissent not later than the time the beneficial shareholder asserts dissenters' rights and the beneficial shareholder does so with respect to all shares of which he is the beneficial shareholder or over which he has the power to direct the vote.

     Shareholders who wish to assert dissenters' rights: (i) must deliver to Donlar Biosyntrex, before the vote is taken, a written notice of the shareholder's intent to demand payment for his or her shares if the merger is effectuated and (ii) must not vote his or her shares in favor of merger.

     If the merger is authorized by the shareholders, Donlar Biosyntrex will send a written dissenters' notice to all shareholders who provided timely notice of their intent to demand payment for their shares and who did not vote their shares in favor of the merger, within 10 days after effectuation of the merger. The notice will:

          (a) state where the demand for payment must be sent and where and when certificates for Donlar Biosyntrex's shares are to be deposited;

          (b) supply a form for demanding payment;

          (c) set a date by which Donlar Biosyntrex must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

          (d) be accompanied by a copy of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes.

     A shareholder to whom a dissenter's notice is sent must, by the date set forth in the dissenter's notice:

          (a) demand payment;

          (b) certify whether the shareholder acquired beneficial ownership of the shares before the date of the first announcement to the news media or to the shareholders of the proposed terms of the merger; and

          (c) deposit his or her certificates in accordance with the terms of the dissenter's notice.

     Shareholders who do not demand payment or deposit their certificates where required, each by the date set forth in the dissenter's notice, will not be entitled to demand payment for dissenters' rights under Nevada law.

     Within 30 days after receipt a valid demand for payment, Donlar Biosyntrex will pay each dissenter who complied with the procedures described by the Nevada dissenters' rights statute the amount Donlar Biosyntrex estimates to be the fair value of the shares, plus accrued interest. The payment will be accompanied by:

          (a) Donlar Biosyntrex's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that fiscal year, a statement of changes in shareholders' equity for that fiscal year and the latest available interim financial statements, if any;

          (b) a statement of Donlar Biosyntrex's estimate of the fair value of the shares;

          (c) an explanation of how the interest was calculated;

          (d) a statement of the dissenters' rights to demand payment under
     Section 92A.480 of the Nevada Revised Statutes; and

          (e) a copy of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes.

     Donlar Biosyntrex may elect to withhold payment from a dissenting shareholder if such shareholder became the beneficial owner of the shares on or after the date of the first announcement to the news media or to the shareholders of the proposed terms of the merger. To the extent Donlar Biosyntrex elects to withhold payment, after effectuating the merger, it will estimate the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the shareholder's demand. Donlar Biosyntrex will send with its offer:

          (a) a statement of Donlar Biosyntrex's estimate of the fair value of the shares;

          (b) an explanation of how the interest was calculated; and

          (c) a statement of the dissenters' rights to demand payment pursuant to Section 92A.480 of the Nevada Revised Statutes.

     A dissenter may notify Donlar Biosyntrex in writing of the dissenter's own estimate of the fair value of the shares and interest due, and demand payment of his or her estimate, less Donlar Biosyntrex's fair value payment or offer for payment, or reject the offer for payment made by Donlar Biosyntrex and demand payment of the dissenter's shares and interest due if the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated. A dissenter waives his right to demand such payment unless the dissenter notifies Donlar Biosyntrex of his demand in writing within 30 days after Donlar Biosyntrex made or offered for payment for the dissenter's shares.

     If a demand for payment remains unsettled, Donlar Biosyntrex will commence a proceeding within 60 days after receiving the demand for payment and petition the court to determine the fair value of the shares and accrued interest. If Donlar Biosyntrex does not commence the proceeding within the 60-day period, it will be required to pay each dissenting stockholder whose demand remains unsettled the amount demanded.

     Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by Donlar Biosyntrex; or

          (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which Donlar Biosyntrex elected to withhold payment pursuant to Nevada law.

     The court will determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court will assess the costs against Donlar Biosyntrex, except that the court may assess costs against all or some of the dissenters, in the amounts the court finds equitable, to the extent that the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) against Donlar Biosyntrex and in favor of all dissenters if the court finds Donlar Biosyntrex did not substantially comply with the Nevada dissenters' rights statute; or

          (b) against either Donlar Biosyntrex or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the dissenters' rights provided under the Nevada dissenters' rights statute.

     If the court find that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against Donlar Biosyntrex, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     If a proceeding is commenced because Donlar Biosyntrex did not pay each dissenter who complied with the procedures described by the Nevada dissenters' rights statute the amount Donlar Biosyntrex estimated to be the fair value of the shares, plus accrued interest within 30 days after receipt a valid demand for payment, the court may assess costs against Donlar Biosyntrex, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     The foregoing summary of the rights of dissenting shareholders of Donlar and Donlar Biosyntrex does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Nevada law, a copy of which is attached hereto as Appendix C.

     After completion of the merger, we will notify you of the date on which the merger was completed.

RECOMMENDATION OF THE DONLAR BIOSYNTREX BOARD AND DONLAR BIOSYNTREX'S REASONS FOR THE MERGER

     The Donlar Biosyntrex board of directors has adopted the merger agreement and has determined that the merger of Donlar Biosyntrex and Donlar is in the best interests of Donlar Biosyntrex and its shareholders. The Donlar Biosyntrex board, in accordance with Nevada law, unanimously recommends that you vote to approve the merger agreement.

     Tennessee Farmers Life Insurance Company, as a condition of making a $2.127 million bridge loan facility available to the Donlar and Donlar Biosyntrex and of amending and restating the terms of existing loans in the amount of approximately $19.2 million, has required Donlar and Donlar Biosyntrex to merge. Under the terms of the Bridge and Consolidated Term Loan Agreement with Tennessee Farmers, the merger must be completed by July 7, 2002, or such later date as agreed by Tennessee Farmers. Tennessee Farmers has extended the date for completion of the merger until February 28, 2003. The Tennessee Farmers' loans and the merger are part of an overall restructuring plan that will also involve the elimination of approximately $25.26 million of the companies' liabilities.

     In reaching its decision to recommend the merger, the Donlar Biosyntrex board of directors considered a variety of positive and negative factors. The material positive factors considered by the board of directors were:

     - The bridge loan and the restructuring of the existing Tennessee Farmers' loans were necessary in order for Donlar Biosyntrex's continuance in operation, and Tennessee Farmers has required the merger as a condition of those transactions and can accelerate the loans if the merger does not occur by February 28, 2003.

     - Approximately $25.26 million of liabilities is being eliminated as part of the restructuring transactions.

     - The merger will simplify the two companies' capital structure thereby reducing accounting and legal costs and making the companies more attractive to potential investors and lenders.

     - The overlap of management between the companies and the absence of a separate Donlar business should make for a seamless transition.

     The material negative factors considered by the board of directors were:

     - The restructuring would have a dilutive effect on the existing Donlar Biosyntrex shareholders.

     - There would be significant legal, accounting and printing costs in completing the restructuring.

     The alternatives to the restructuring plan (including the merger) considered were obtaining additional private equity financing and merging the companies' operations with a non-affiliate, but no private equity financing on acceptable terms and in an adequate amount were located and no suitable non-affiliated merger partners were found.

     The discussion in this section of the information and factors considered by the Donlar Biosyntrex board is not intended to be exhaustive but includes all material factors considered by the board. In reaching its determination to approve and recommend the merger agreement and the merger, the Donlar Biosyntrex board did not assign any relative or specific weights to the factors considered. Individual directors may have given differing weights to different factors. The Donlar Biosyntrex board unanimously approved the merger agreement and the other transactions contemplated by the merger agreement as being in the best interests of Donlar Biosyntrex and its shareholders.

     Accordingly, the board of directors of Donlar Biosyntrex, in accordance with Nevada law, unanimously recommends that holders of its common and Series A preferred stock vote "FOR" approval of the merger agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Donlar Biosyntrex board with respect to the merger, Donlar Biosyntrex shareholders should be aware that officers and directors of Donlar and Donlar Biosyntrex have interests in the merger.

     The executive officers and directors of Donlar and Donlar Biosyntrex, who are identical, will serve as executive officers and directors of the combined company following the merger. In addition, as of January 8, 2003, the directors and executive officers of Donlar owned an aggregate of approximately 19,042,029 shares of Donlar common stock, 6,661,797 shares of Donlar preferred stock and held options to purchase an aggregate of approximately 311,389 shares of Donlar common stock at an exercise price ranging from approximately $0.30 to $5.50 and 87,000 shares of Donlar preferred stock at an exercise price ranging from approximately $3.00 to $5.50. Under the terms of the merger agreement, Donlar's directors (other than Dr. Robert Martin) and executive officers will receive the same consideration for their shares of Donlar common and preferred stock as the other Donlar shareholders and all options will be cancelled. As of January 8, 2003, the directors and executive officers of Donlar Biosyntrex owned 8,509,000 shares of Donlar Biosyntrex common stock (owned entirely by Dr. Martin and Mr. Koskan) and held options to purchase an aggregate of approximately 1,150,000 shares of Donlar Biosyntrex common stock at a weighted average exercise price of approximately $0.20. Under the terms of the merger agreement, Donlar's directors and executive officers will receive the same consideration for their shares of Donlar Biosyntrex stock as the other Donlar Biosyntrex shareholders and all options to purchase Donlar Biosyntrex stock will be cancelled.

     Donlar has reached agreement with Dr. Robert Martin, who serves as a director of both Donlar and Donlar Biosyntrex and will serve as a director of the combined company, to (i) exchange approximately $9.9 million of original principal amount of Donlar notes plus accrued interest for shares of the combined company senior convertible preferred stock with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of the combined company's common stock, (ii) relinquish rights to receive royalty payments from Donlar and Donlar Biosyntrex and surrender for cancellation all of the Donlar common and preferred stock held by him, equaling approximately 10.56 million shares, in exchange for 5.0 million shares of the combined company's common stock and (iii) surrender for cancellation options and warrants to purchase over 38 million shares of Donlar stock for a warrant to purchase 3.0 million shares of the combined company's common stock for $0.68 per share. Dr. Martin will not receive any other stock of the combined company as a result of the merger for his Donlar shares, but will receive 1,187,940 shares of the combined company common stock in exchange for the 4,569,000 shares of Donlar Biosyntrex common stock that he owns. Dr. Martin agreed to vote his shares of voting stock of Donlar in favor of the merger.

     Donlar owns approximately 33.28 million shares of common stock of Donlar Biosyntrex which will be cancelled in the merger. The restructuring plan, including the merger, involves the restructuring of the debt and capital structure of both Donlar and Donlar Biosyntrex. See "Proposal 1 -- Approval of Agreement and Plan of Merger -- Background of the Merger -- Restructuring Plan" for further information.

     Immediately after completion of the restructuring plan, including the merger, Dr. Martin will own, including the shares he will receive upon conversion in the merger of the 4,569,000 shares of Donlar Biosyntrex common stock that he owns, approximately 29.8% of the outstanding combined company common stock and 24.3% on a fully diluted basis (i.e., assuming all convertible or exchangeable securities including notes are converted or exchanged), Willis Stein/Star Polymers will own approximately 4.8% of the outstanding combined company common stock and 15.4% on a fully diluted basis, Tennessee Farmers will own none of the outstanding combined company common stock and 37.2% on a fully diluted basis and Tennessee Rural Health will own approximately 7.8% of the outstanding combined company common stock and 1.8% on a fully diluted basis.

VOTING SECURITIES OF DONLAR BENEFICIALLY OWNED BY ASSOCIATES OF DIRECTORS AND OFFICERS

NAME                                                          SHARES(1)   PERCENT(1)
----                                                          ---------   ----------
Jerilyn Koskan(1)...........................................  2,938,359      4.6%
RGM/BVM Limited Partnership(2)..............................  1,098,841      1.7%

---------------

(1) Represents 2,888,729 shares of Donlar preferred stock, options to purchase 30,000 shares of Donlar common stock, options to purchase 3,000 shares of Donlar preferred stock and a warrant to purchase 16,630 shares of Donlar preferred stock. Jerilyn Koskan is the wife of the companies' president and chief executive officer, Larry Koskan.

(2) Represents 1,098,841 shares of Donlar preferred stock. The sole partners in RGM/BVM Limited Partnership are Dr. Robert Martin, a director of the companies, and his wife, Bearnice Martin.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     Donlar. There are 25,831,050 shares of common stock and 38,000,000 shares of preferred stock outstanding as of January 8, 2003. Each share of common stock and preferred stock is entitled to one vote at the Donlar special meeting to be held to vote on the Merger and the common stock and the preferred stock vote together as a single class.

     Donlar Biosyntrex. There are 48,816,622 shares of common stock and 39,124 shares of Series A preferred stock outstanding as of January 8, 2003, entitled to cast a total of 48,816,854 votes at the Donlar Biosyntrex special meeting.

     To Donlar's knowledge, the following table sets forth information regarding ownership of Donlar's outstanding capital stock on January 8, 2003, assuming exercise of all outstanding warrants, options and convertible securities, by:
(1) all persons known by Donlar to be the beneficial owner of more than 5% of Donlar's issued shares; (2) each director of Donlar; (3) each of the "named executive officers" of Donlar, as defined under the rules and regulations of the Securities Act 1933; and (4) all directors and named executive officers of Donlar as a group (6 persons).

                                                              SHARES BENEFICIALLY    PERCENT OF TOTAL
NAME                                                             OWNERSHIP(1)       VOTING INTEREST(1)
----                                                          -------------------   ------------------
Larry P. Koskan(2)..........................................       3,214,301                4.9%
Robert W. Cooper(3).........................................          39,478                  *
Dr. Robert G. Martin(4).....................................      56,063,373              55.48%
Dean R. Kleckner............................................              --                 --
Robert Pietrangelo(5).......................................          17,588                  *
Joel Lurquin................................................              --                 --
Tennessee Farmers Life Insurance Company(6).................      23,101,849               26.6%
Willis Stein & Partners, L.P.(7)............................      17,845,042               28.0%
TFIC, Inc.(8)...............................................       3,849,377                6.0%
All executive officers and directors as a group.............      59,317,152              60.53%

---------------

(1) Based on 25,831,050 shares of common stock and 38,000,000 shares of preferred stock outstanding at the close of business on January 8, 2003.

(2) Represents 2,484,560 shares of common stock, 142,873 shares of preferred stock, options to purchase 176,389 shares of common stock, options to purchase 65,000 shares of preferred stock, a warrant to purchase 105,875 shares of preferred stock and notes convertible into 239,604 shares of common stock. This does not include: 3,636 shares of preferred stock held in the name of Brett Koskan; 2,000,000 shares of preferred stock held in the name of the Koskan Children Trust; 9,480 shares of preferred stock held in the name of Christine R. Koskan; 13,480 shares of preferred stock held in the name of Elizabeth P. Koskan; 2,888,729 shares of preferred stock, options to purchase 30,000 shares of common stock, options to purchase 3,000 shares of preferred stock and a warrant to purchase 16,630 shares of preferred stock held in the name of Jerilyn Koskan; 3,636 shares of preferred stock held in the name of Kayleigh Koskan; 11,480 shares of preferred stock held in the name of Margaret K. Brody; 3,636 shares of preferred stock held in the name of Mikayla Koskan-Brody; and 9,480 shares of preferred stock held in the name of Patrick D. Koskan.

(3) Represents 19,840 shares of preferred stock, options to purchase 2,500 shares of common stock, options to purchase 5,000 shares of preferred stock, a warrant to purchase 2,400 shares of common stock, a warrant to purchase 960 shares of preferred stock and 8,778 shares of preferred stock held in the name of the Robert Cooper Trust. This does not include 2,000 shares of preferred stock held in the name of Dawn M. Cooper and 4,084 shares of preferred stock held in the name of Robert A. Cooper, Jr.

(4) Represents: 16,414,596 shares of common stock; 142,873 shares of preferred stock; options to purchase 102,500 shares of common stock; options to purchase 14,000 shares of preferred stock; warrants to purchase 19,663,337 shares of common stock; warrants to purchase 16,561,198 shares of preferred stock; notes convertible into 2,066,028 shares of common stock; and 1,098,841 shares of preferred stock held in the name of RGM/BVM Limited Partnership. This does not include: 99,664 shares of preferred stock held in the name of Jonathan G. Martin; 6,395 shares of preferred stock held in the name of Johnny M. Martin; 6,395 shares of preferred stock held in the name of Kathie P. Martin; 6,395 shares of preferred stock held in the name of Kaye T. Martin; 6,395 shares of preferred stock held in the name of Lonnie Dale Martin; 99,664 shares of preferred stock held in the name of Robert M. Martin; 99,664 shares of preferred stock held in the name of Ryan A. Martin Trust; and 99,664 shares of preferred stock held in the name of Ann E. Throneburg.

(5) Represents: 17,588 shares of preferred stock.

(6) Represents warrants to purchase 6,025,171 shares of common stock and notes convertible into 17,076,678 shares of common stock. Does not include 3,849,377 shares of common stock owned by TFIC, Inc. or 2,610,012 shares of common stock owned by Tennessee Rural Health Improvement Association. Tennessee Farmers Life Insurance Company is 46% owned by Tennessee Farmers Mutual

    Insurance Company, 7.5% owned by Tennessee Farm Bureau Federation and the remainder owned by approximately 3,000 other shareholders none of which owns 5% or more. TFIC is 100% owned by Tennessee Farmers Mutual Insurance Company. Tennessee Rural Health is a provider of health insurance and other health benefits and is affiliated with Tennessee Farm Bureau Federation.

(7) Represents 17,845,042 shares of preferred stock. The natural persons controlling the shares held of record by Willis Stein & Partners are John R. Willis and Avy H. Stein. Messrs. John R. Willis and Avy H. Stein are Managers of the general partner of Willis Stein & Partners and, as a result, may be deemed to have beneficial ownership with respect to the shares held by and deemed to be beneficially owned by Willis Stein & Partners. Each disclaims beneficial ownership of such shares held by and deemed to be beneficially owned by Willis Stein & Partners. Does not include 2,433,415 shares of preferred stock owned by Star Polymers, L.L.C.

(8) Represents 3,849,377 shares of common stock. Does not include Tennessee Farmers Life Insurance Company's warrants to purchase 6,025,171 shares of common stock and notes convertible into 17,076,678 shares of common stock.

 *  Less than 1%.

     Certain information regarding the ownership of Donlar Biosyntrex common stock by certain beneficial owners and by management is incorporated herein by reference to the Donlar Biosyntrex annual report on Form 10-KSB for 2001. Mr. Koskan acquired 4.0 million shares of Donlar Biosyntrex common stock on December 19, 2002 and Dr. Martin acquired 4.0 million shares of Donlar Biosyntrex common stock on December 23, 2002, increasing Dr. Martin's holdings to 4,569,000 shares. Mr. Koskan and Dr. Martin acquired the shares from a Donlar Biosyntrex shareholder in private transactions.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

     Donlar and Donlar Biosyntrex have a complete overlap of directors and executive officers. These individuals will continue as the directors and executive officers of the combined company in their same capacities. Information concerning the identity and compensation of the directors and executive officers and certain relationships and related transactions is contained in Donlar Biosyntrex's annual report on form 10-KSB for 2001 which is incorporated in this information statement/prospectus by reference.

     In addition to the transactions described in the Donlar Biosyntrex annual report on Form 10-KSB for 2001, Donlar entered into change of control agreements in 1998 with Larry Koskan, its President and Chief Executive Officer, and with Robert Pietrangelo, its Chief Operating Officer. The change of control agreements are for five year terms. They provide, among other things, that the executive officer shall be paid severance benefits in an amount equal to 2.9 times his annual salary in the event he is terminated without cause (as defined in the agreements) within twelve months before a change of control of Donlar (as defined in the agreements) or within thirty-six months after a change of control or the executive officer resigns for good reason (as defined in the agreements) within two years a change of control. If an executive officer is entitled to severance benefits, he shall also receive continuing health, disability and life insurance coverage in accordance with plans maintained by Donlar for a period of one year from the date his employment terminates. In addition, the agreements provide for the acceleration of the vesting of any options to acquire Donlar securities in the event of a change of control of Donlar or if the executive officer resigns for good reason.

     The merger may constitute a change of control under the change of control agreements. Larry Koskan has waived any rights he may have under his change of control agreement as a result of the merger. In the event the merger constitutes a change of control and Robert Pietrangelo is terminated without cause or resigns for good reason within the applicable time periods provided for in his change of control agreement, based on his current salary, the company estimates that Robert Pietrangelo would be entitled to $464,000 in salary, $115,000 in bonus, plus the other benefits described above valued at $89,278.

COMMON STOCK TO BE ISSUED AS PART OF THE RESTRUCTURING PLAN, INCLUDING THE
MERGER

     The common stock of the combined company to be issued in the restructuring plan, including the merger, has no par value, no preemptive right, no special dividend rights and one vote per share on all matters on which the shareholders of the combined company are entitled to vote. In the event that the combined company declares or pays any dividends upon its common stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of its common stock, the combined company shall also declare and pay to the holders of its senior convertible preferred stock the dividends which would have been declared and paid with respect to its common stock issuable upon conversion of its senior convertible preferred stock had all of the outstanding senior convertible preferred stock been converted immediately prior to declaration of such dividend upon its common stock.

MATERIAL DIFFERENCES BETWEEN SHAREHOLDERS RIGHTS

     Upon completion of the merger, the shareholders of Donlar Biosyntrex will become shareholders of Donlar, which will be the surviving corporation in the merger. The rights of Donlar Biosyntrex shareholders are presently governed by Nevada law, the Donlar Biosyntrex articles of incorporation, as amended, and the Donlar Biosyntrex bylaws, as amended. Upon consummation of the merger, the rights of former Donlar Biosyntrex shareholders will be governed by Illinois law, the Donlar articles of incorporation, as amended, and the Donlar bylaws, as amended. The following chart summarizes the material differences between the rights of holders of Donlar Biosyntrex shareholders prior to and after completion of the merger. This summary does not purport to be complete and we qualify the summary in its entirety by reference to the Donlar Biosyntrex articles of incorporation, as amended, the Donlar Biosyntrex bylaws, as amended, the Donlar articles of incorporation, as amended, the Donlar bylaws, as amended, as well as the relevant provisions of Nevada and Illinois law. You can obtain copies of the governing corporate instruments of Donlar and Donlar Biosyntrex, without charge, by following the instructions listed under "Where You Can Find More Information."

                                       ILLINOIS (DONLAR                   NEVADA (DONLAR BIOSYNTREX
                                     SHAREHOLDERS' RIGHTS)                  SHAREHOLDERS' RIGHTS)
                                -------------------------------   ------------------------------------------
CALL OF SPECIAL SHAREHOLDERS    Special meetings of               Unless otherwise provided in the articles
  MEETINGS                      shareholders may be called by     of incorporation or by-laws, the entire
                                holders of not less than          board of directors, any two directors or
                                one-fifth of the outstanding      the president may call special meetings of
                                shares entitled to vote on the    the shareholders. Donlar Biosyntrex's
                                matter for which the meeting is   by-laws provide that special shareholders'
                                called, which is also provided    meetings may be called by the board of
                                for in Donlar's by-laws.          directors subject to its articles of
                                                                  incorporation. Donlar Biosyntrex's
                                                                  articles of incorporation provide that
                                                                  special meetings of shareholders may only
                                                                  be called by the board of directors
                                                                  pursuant to a resolution adopted by a
                                                                  majority of the authorized number of
                                                                  directors.

ACTION BY SHAREHOLDER CONSENT   Shareholder action may be taken   Unless otherwise provided in the articles
                                without a meeting and without a   of incorporation or the by-laws,
                                vote if a written consent         shareholder action may be taken without a
                                setting forth the action taken    meeting if, before and after the action, a
                                is signed by the shareholders     written consent is signed by a
                                holding the minimum number of     shareholders holding at least a majority
                                votes necessary to authorize or   of the voting power, except that if a
                                take such action at a meeting     different proportion is required, then
                                of shareholders. The by-laws of   that proportion of voting power. Donlar
                                Donlar also provide for action    Biosyntrex's articles of incorporation and
                                by shareholder consent.           by-laws require unanimous written consent
                                                                  of all of the shareholders for shareholder
                                                                  action to be taken without a meeting.

                                       ILLINOIS (DONLAR                   NEVADA (DONLAR BIOSYNTREX
                                     SHAREHOLDERS' RIGHTS)                  SHAREHOLDERS' RIGHTS)
                                -------------------------------   ------------------------------------------
CHARTER AMENDMENTS              Unless otherwise provided in      Unless otherwise provided in the articles
                                the articles of incorporation,    of incorporation, a proposed amendment to
                                a proposed amendment to the       the articles of incorporation is adopted
                                articles of incorporation is      upon approval by a majority of the voting
                                adopted upon receiving the        power entitled to vote upon the amendment
                                affirmative vote of at least      and, under certain circumstances, a
                                two-thirds of the votes           majority of the outstanding stock of each
                                entitled to vote on such          class entitled to vote thereon. Donlar
                                amendment. Donlar's articles of   Biosyntrex's articles of incorporation
                                incorporation do not provide      generally require the affirmative vote of
                                otherwise.                        a majority of the voting power entitled to
                                                                  vote upon the amendment but the articles
                                                                  of incorporation require at least
                                                                  two-thirds of the voting power of all of
                                                                  the then outstanding shares of any class
                                                                  or series of capital stock entitled to
                                                                  vote generally in the election of
                                                                  directors in order to amend Article V
                                                                  (relating to directors), Article VII
                                                                  (relating to elimination of liability and
                                                                  indemnification), Article X (relating to
                                                                  unanimous consent and meeting of
                                                                  shareholders) and Article XIII (relating
                                                                  to amendments to articles of
                                                                  incorporation).

BY-LAW AMENDMENTS               Donlar's by-laws provide that     Donlar Biosyntrex's by-laws provide that
                                unless reserved to the            the by-laws may be amended by the
                                shareholders in the articles of   shareholders and the board of directors.
                                incorporation, the by-laws may    Donlar Biosyntrex's articles of
                                only be amended by the board of   incorporation also provide for the
                                directors. Donlar's articles of   amendment of the by-laws by the board of
                                incorporation do not reserve      directors.
                                the right to amend the by-laws
                                to the shareholders.

CLASS VOTING                    Holders of a particular class     Holders of a particular class of shares
                                of shares are entitled to vote    are entitled to vote as a separate class
                                as a separate class if the        if the rights of such class are affected
                                rights of such class are          in certain respects by mergers,
                                affected in certain respects by   consolidations, share exchanges or
                                mergers, consolidations or        amendments to the articles of
                                amendments to the articles of     incorporation.
                                incorporation.

CUMULATIVE VOTING               Shareholders have cumulative      Shareholders may have cumulative voting
                                voting rights in the election     rights in the election of directors if
                                of directors unless such right    such right is provided for in the articles
                                is limited or eliminated in the   of incorporation. Donlar Biosyntrex's
                                articles of incorporation.        articles of incorporation do not provide
                                Donlar's articles of              for cumulative voting rights.
                                incorporation eliminate
                                cumulative voting rights in the
                                election of directors.

                                       ILLINOIS (DONLAR                   NEVADA (DONLAR BIOSYNTREX
                                     SHAREHOLDERS' RIGHTS)                  SHAREHOLDERS' RIGHTS)
                                -------------------------------   ------------------------------------------
DIRECTOR VACANCY                As permitted under Illinois       Unless otherwise provided in the articles
                                law, Donlar's by-laws provide     of incorporation, vacancies in the board
                                that vacancies in the board of    of directors may be filled by the
                                directors may be filled by the    remaining directors until the next meeting
                                remaining directors when          of shareholders at which directors are
                                vacancies arise between           elected. Donlar Biosyntrex's articles of
                                meetings of the shareholders. A   incorporation do not provide otherwise.
                                director so appointed serves
                                only until the next meeting of
                                shareholders at which directors
                                are elected.

DIRECTOR REMOVAL                Directors may be removed, with    Directors may be removed by the vote of
                                or without cause, by the          shareholders representing not less than
                                affirmative vote of a majority    two-thirds of the voting power of the
                                of the outstanding shares         issued and outstanding stock entitled to
                                entitled to vote at an election   vote unless the articles of incorporation
                                of directors unless the board     supercede the two-thirds vote requirement
                                of directors is classified and    by specifying any larger vote
                                the articles of incorporation     requirements. Donlar Biosyntrex's articles
                                provide that directors may be     of incorporation do not supercede the
                                removed only for cause.           two-thirds voting requirement.
                                Donlar's articles of
                                incorporation do not provide
                                for a classified board of
                                directors

SUPERMAJORITY VOTE REQUIREMENTS The affirmative vote of the       The affirmative vote of the holders of at
                                holders of at least two-thirds    least two-thirds of the voting power of
                                of outstanding shares entitled    the issued and outstanding stock entitled
                                to vote is required to            to vote is required to remove directors
                                effectuate certain mergers,       unless the articles of incorporation
                                consolidations, mandatory share   supercede the two-thirds vote requirement
                                exchanges, sales of               by specifying any larger vote requirement.
                                substantially all of the assets   Donlar Biosyntrex's articles of
                                and charter amendments unless     incorporation do not supercede the
                                the articles of incorporation     two-thirds voting requirement. Donlar
                                supercede the two-thirds vote     Biosyntrex's articles of incorporation
                                requirement by specifying any     require at least two-thirds of the voting
                                smaller or larger vote            power of all of the then outstanding
                                requirement. Donlar's articles    shares of any class or series of capital
                                of incorporation do not           stock entitled to vote generally in the
                                supercede the two-thirds vote     election of directors in order to amend
                                requirement.                      Article V (relating to directors), Article
                                                                  VII (relating to elimination of liability
                                                                  and indemnification), Article X (relating
                                                                  to unanimous consent and meeting of
                                                                  shareholders) and Article XIII (relating
                                                                  to amendments to articles of
                                                                  incorporation) of its articles of
                                                                  incorporation.

                                       ILLINOIS (DONLAR                   NEVADA (DONLAR BIOSYNTREX
                                     SHAREHOLDERS' RIGHTS)                  SHAREHOLDERS' RIGHTS)
                                -------------------------------   ------------------------------------------
PREEMPTIVE RIGHTS               Shareholders of a corporation     Shareholders of a corporation organized on
                                organized on or after January     or after October 1, 1991 do not have a
                                1, 1982, have no preemptive       preemptive right to acquire the
                                rights to acquire unissued        corporation's unissued shares except to
                                shares, or securities             the extent the articles of incorporation
                                convertible into or carrying a    so provide. Donlar Biosyntrex's articles
                                right to subscribe to or          of incorporation also provide that no
                                acquire shares, except to the     shareholders, by reason of holding any
                                extent, if any, that such right   shares of any class of capital stock, have
                                is provided for in the articles   any preemptive or preferential rights to
                                of incorporation. Donlar's        acquire or subscribe for any treasury or
                                articles of incorporation do      unissued shares authorized or thereafter
                                not provide for preemptive        authorized, or any notes, debentures,
                                rights.                           bonds or other securities convertible into
                                                                  or carrying any right, option or warrant
                                                                  to subscribe for or acquire shares of any
                                                                  class of capital stock authorized or
                                                                  thereafter authorized.

PREFERRED SHARES                As permitted under Illinois       As permitted under Nevada law, Donlar
                                law, Donlar's articles of         Biosyntrex's articles of incorporation
                                incorporation provide for the     provide for the issuance of preferred
                                issuance of preferred shares in   shares in one or more series with such
                                one or more series with such      distinctive designations, voting rights,
                                distinctive designations,         amounts of preference upon distribution of
                                preferences, qualifications,      assets, rates of dividends, premiums of
                                limitations, restrictions and     redemption, conversion rights and other
                                special or relative rights of     variations, if any, the qualifications,
                                the shares as fixed by the        limitations or restrictions, if any, as
                                board of directors.               fixed by the board of directors.

                                       ILLINOIS (DONLAR                   NEVADA (DONLAR BIOSYNTREX
                                     SHAREHOLDERS' RIGHTS)                  SHAREHOLDERS' RIGHTS)
                                -------------------------------   ------------------------------------------
DISSENTERS' RIGHTS              Shareholders are entitled to      Shareholders are generally entitled to
                                dissent from, and obtain          dissent from, and obtain payment of the
                                payment for their shares in the   fair value of their shares in the event of
                                event of any of the following     any of the following corporate actions:
                                corporate actions: (1)            (1) consummation of a plan of merger to
                                consummation of certain plans     which the domestic corporation is a
                                of merger or consolidation or a   constituent entity: (i) if approval by the
                                plan of share exchange to which   shareholders is required for the merger by
                                the corporation is a party; (2)   Nevada law or the articles of
                                consummation of a sale, lease     incorporation, regardless of whether the
                                or exchange of all, or            shareholder is entitled to vote on the
                                substantially all, of the         plan of merger or (ii) if the domestic
                                property and assets of the        corporation is a subsidiary and is merged
                                corporation other than in the     with its parent pursuant to Section
                                usual and regular course of       92A.180 of the Nevada Revised Statutes;
                                business; (3) an amendment of     (2) consummation of a plan of exchange to
                                the articles of incorporation     which the domestic corporation is a
                                that materially and adversely     constituent entity as the corporation
                                affects rights in respect of a    whose subject owner's interests will be
                                dissenter's shares because it:    acquired, if their shares are to be
                                (i) alters or abolishes a         acquired in the plan of exchange; or (3)
                                preferential right of such        any corporate action taken pursuant to a
                                shares; (ii) alters or            vote of the shareholders to the extent
                                abolishes a right in respect of   that the articles of incorporation, bylaws
                                redemption, including a           or a resolution of the board of directors
                                provision respecting a sinking    provides that voting or nonvoting
                                fund for the redemption or        shareholders are entitled to dissent and
                                repurchase, of such shares;       obtain payment for their shares. Donlar
                                (iii) in the case of a            Biosyntrex's articles of incorporation and
                                corporation incorporated prior    by-laws do not provide for additional
                                to January 1, 1982, limits or     dissenters' rights.
                                eliminates cumulative voting
                                rights with respect to such
                                shares; or (4) any other
                                corporate action taken pursuant
                                to a shareholder vote if the
                                articles of incorporation,
                                by-laws or a resolution of the
                                board of directors provide that
                                shareholders are entitled to
                                dissent and obtain payment for
                                their shares. Donlar's articles
                                of incorporation and by-laws do
                                not provide for additional
                                dissenters' rights.

ACCOUNTING TREATMENT

     Donlar intends to account for the merger on the "purchase" method of accounting, in accordance with SFAS 141, "Business Combinations." The transaction will be treated as a transfer under common control for Donlar's 68% ownership in Donlar Biosyntrex and as a purchase of minority interest for the remaining 32%.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material U.S. federal income tax consequences of the merger to the common shareholders of Donlar Biosyntrex who receive Donlar common stock in exchange for their Donlar Biosyntrex common stock pursuant to the merger. The discussion below is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder and administrative rulings and court decisions as of the date of this information statement/prospectus.

     No rulings have been, or will be, requested from the Internal Revenue Service as to the federal income tax consequences of the merger. In addition, there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more positions reflected below or that the positions reflected below will be upheld by the courts if challenged by the Internal Revenue Service. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth below, and any such changes or interpretations could be retroactive and could affect the tax consequences to the holders of Donlar Biosyntrex common stock.

     No tax opinion will be issued by Donlar Biosyntrex's tax advisors prior to the consummation of the merger as to the material federal income tax consequences of the merger. Donlar Biosyntrex has not yet filed its federal income tax returns for the taxable years 2000 and 2001 and does not have available the necessary information for its tax advisors to render an opinion on the federal income tax consequences of the proposed merger. Once these tax returns are filed and additional information is gathered, the combined company will seek an opinion on the federal income tax consequences of the merger from its tax advisors. If such an opinion is obtained, copies will be made available to shareholders.

     The material U.S. federal income tax consequences of the merger are uncertain. There are two ways the merger transaction could be treated. First, the merger could be treated as a "reorganization" under Section 368(a)(1)(A) of the Code, in which case the federal income tax consequences to the Donlar Biosyntrex common shareholders would be as follows:

          (1) no gain or loss will be recognized by a holder of Donlar Biosyntrex common stock upon the exchange of Donlar Biosyntrex common stock solely for Donlar common stock;

          (2) the basis of the Donlar common stock received by a holder of Donlar Biosyntrex common stock pursuant to the merger will be the same as the basis of the Donlar Biosyntrex common stock exchanged therefor; and

          (3) the holding period of the Donlar common stock received by a holder of Donlar Biosyntrex common stock pursuant to the merger will include the holding period of the Donlar Biosyntrex common stock exchanged therefor, provided the Donlar Biosyntrex common stock is held as a capital asset by the shareholder at the effective time of the merger.

     If the merger does not qualify as a reorganization, the exchange of Donlar Biosyntrex common stock by a holder for Donlar common stock will be a taxable exchange. In such a case, a holder will recognize gain (or loss) to the extent that the fair market value of Donlar common stock received in exchange for Donlar Biosyntrex stock held by that holder is greater than (or less than) the holder's tax basis in the Donlar Biosyntrex stock. Any gain or loss recognized will be capital gain or loss, provided the Donlar Biosyntrex common stock is held as a capital asset by the shareholder at the effective time of the merger, and will be long-term gain or loss if the stock has been held more than one year at the effective time of the merger. For individuals, the maximum federal income tax rate applicable to long-term capital gains is generally 20%. Deductions for capital losses, whether short- or long-term, are subject to various limitations.

     The discussion above does not purport to deal with all tax aspects of federal income taxation that may affect particular holders of Donlar Biosyntrex common stock in light of their individual circumstances, and is not intended for holders subject to special treatment under the tax law (including dealers in securities, financial institutions, insurance companies, tax-exempt organizations, non-United States persons, holders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, holders who do not hold their stock as capital assets and holders who acquired their stock pursuant to the exercise of options or otherwise as compensation). In addition, the discussion does not consider the effect of any applicable state, local or foreign tax laws.

     EACH HOLDER OF DONLAR BIOSYNTREX COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THE SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF CHANGES IN APPLICABLE TAX LAWS.

COMPARISON OF MARKET VALUE OF DONLAR AND DONLAR BIOSYNTREX

     Shares of Donlar Biosyntrex common stock trade on the NASD over-the-counter bulletin board on which bid and ask prices are quoted. Neither Donlar common stock nor Donlar preferred stock is quoted or listed on any market or exchange.

     Donlar Biosyntrex's common stock was listed on the National Association of Securities Dealers Automated Quotation ("Nasdaq") SmallCap Market under the primary symbol "BIME." On November 27, 2000, Donlar Biosyntrex's common stock was delisted from the Nasdaq SmallCap Market. Biosyntrex's stock is currently quoted on the NASD over-the-counter bulletin board under the symbol "DBSY.OB." The following table contains information about the range of high and low bid prices for the common stock for each full quarterly period within the two most recent fiscal years and the two most recent fiscal quarters giving effect to all stock splits occurring during such period or prior to the issuance of this information statement/prospectus:

QUARTER ENDED                                                 HIGH(1)   LOW(1)
-------------                                                 -------   ------
December 31, 2002...........................................   $0.14    $0.06
September 30, 2002..........................................   $0.15    $0.09
June 30, 2002...............................................   $0.27    $0.10
March 31, 2002..............................................   $0.50    $0.18
December 31, 2001...........................................   $0.57    $0.05
September 30, 2001..........................................   $0.50    $0.05
June 30, 2001...............................................   $1.42    $0.46
March 31, 2001..............................................   $1.50    $0.75

---------------

(1) The high represents the best (highest) price a prospective buyer is prepared to pay and the low represents the best (lowest) price at which someone who owns the security offers to sell it.

     The range of high and low bid prices for the common stock on April 9, 2002, the day before the public announcement of the merger, was 0.22 to 0.19 based upon bid and ask prices quoted on the NASD over-the-counter bulletin board.

COMPARISON OF PERCENTAGE OF OUTSTANDING SHARES ENTITLED TO VOTE HELD BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES

     As of January 8, 2003, directors and officers of Donlar and their affiliates beneficially owned approximately 60.53% of the outstanding shares of the Donlar stock entitled to vote on the proposals. The affirmative vote of the holders of two-thirds of the outstanding shares of Donlar common and preferred stock entitled to vote and voting as a single class is required to approve the merger agreement and approve the adoption of the equity incentive plan.

     As of January 8, 2003, Dr. Martin owned 4,569,000 shares of Donlar Biosyntrex common stock, Mr. Kosken owned 4,000,000 shares of Donlar Biosyntrex common stock, and the other directors and officers of Donlar Biosyntrex and their affiliates beneficially owned none of the outstanding shares of the Donlar Biosyntrex stock entitled to vote on the proposals. In addition, Donlar holds approximately 68% of the outstanding shares of Donlar Biosyntrex common stock. The affirmative vote of the holders of a majority of the outstanding shares of Donlar Biosyntrex stock entitled to vote is required to adopt the merger agreement and approve the adoption of the equity incentive plan.

                        PRO FORMA FINANCIAL INFORMATION

INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma condensed consolidated financial information presented below has been derived from the audited and unaudited historical financial statements of Donlar Corporation ("Donlar") and subsidiaries collectively "the Combined Company," and reflects management's present estimate of pro forma adjustments to give effect to the contemplated merger (the "Merger") of Donlar and its 68% owned subsidiary, Donlar Biosyntrex Corporation ("Donlar Biosyntrex") and the debt and capital restructuring coincident with the Merger. The unaudited pro forma condensed statements of operations give effect to the Merger as if the transaction had been consummated as of the beginning of each period presented. This information should be read in conjunction with the historical financial statements and notes thereto. The pro forma financial data have been included as required by the rules and regulations of the Securities and Exchange Commission and are provided for comparative purposes only. This pro forma presentation does not purport to represent what the financial position or results of operations would actually have been if such transactions and events had in fact occurred on those dates or to project results of operations for any future period.

     Donlar's condensed consolidated financial information included in these pro forma financial statements is derived from its audited December 31, 2001 consolidated financial statements and its September 30, 2002 unaudited condensed consolidated financial statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2002

                                           DONLAR              PRO FORMA                       COMBINED
                                         CORPORATION          ADJUSTMENTS                       COMPANY
                                        -------------         ------------                   -------------
                                                  ASSETS
Cash and cash equivalents.............  $      15,737         $         --                   $      15,737
Accounts receivable, net..............        528,127                   --                         528,127
Inventories...........................      1,074,774                   --                       1,074,774
Prepaid expenses and other current
  assets..............................         85,180                   --                          85,180
                                        -------------         ------------                   -------------
Total current assets..................      1,703,818                   --                       1,703,818
Property and equipment, net...........      8,931,947                   --                       8,931,947
Other assets
  Deferred financing costs............        261,424                   --                         261,424
  Goodwill............................              0            1,336,500(7)                    1,336,500
  Patents.............................      1,840,089                   --                       1,840,089
                                        -------------         ------------                   -------------
Total other assets....................      2,101,513            1,336,500                       3,438,013
                                        -------------         ------------                   -------------
Total assets..........................  $  12,737,278         $  1,336,500                   $  14,073,778
                                        =============         ============                   =============
                                   LIABILITIES AND SHAREHOLDERS DEFICIT
Current Liabilities
  Accounts payable and accrued
    expenses..........................  $   7,808,372         $ (2,473,000)(2)               $   2,335,322
                                                                (2,139,000)(3)
                                                                   (11,050)(8)
                                                                  (850,000)(6)
  Convertible debt, current portion...      2,549,472             (763,500)(6)                   1,785,972
  Notes payable, current portion......      8,252,507           (7,874,932)(3)                     327,575
                                                                   (50,000)(8)
                                        -------------         ------------                   -------------
Total current liabilities.............     18,610,351          (14,161,482)                      4,448,869
Long-term liabilities
  Convertible debt, net of current
    liabilities.......................     21,307,400(a),(b)    (1,048,329)(3)                  19,205,116
                                                                (1,053,955)(6)
  Notes payable, net of current
    liabilities.......................      9,000,000           (9,000,000)(2)                          --
                                        -------------         ------------                   -------------
Total liabilities.....................     48,917,751          (25,263,766)                     23,653,985
                                        -------------         ------------                   -------------
Shareholders' deficit
  Common stock (20,793,360
    shares -- pro forma)..............             --                   --                              --
  Preferred stock (19,905,000
    shares -- pro forma)..............             --            9,000,000(2)                   18,000,000
                                                                 9,000,000(3)
  Additional paid in capital..........    112,483,348(a)           536,682(1)                  123,639,880
                                                                 2,473,000(2)
                                                                 2,139,000(3)
                                                                 1,650,000(4)
                                                                   300,445(5)
                                                                 2,567,455(6)
                                                                 1,336,500(7)
                                                                   153,450(8)
  Accumulated deficit.................   (148,631,834)          (2,556,266)(1),(4),(5),(8)    (151,188,100)
  Shareholder note receivable.........        (31,987)                  --                         (31,987)
                                        -------------         ------------                   -------------
Total shareholders' deficit...........    (36,180,473)          26,600,266                      (9,580,207)
                                        -------------         ------------                   -------------
Total liabilities and shareholders'
  deficit.............................  $  12,737,278         $  1,336,500                   $  14,073,778
                                        =============         ============                   =============

                      DONLAR CORPORATION AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                      DONLAR         PRO FORMA        COMBINED
                                                   CORPORATION      ADJUSTMENTS       COMPANY
                                                   ------------     -----------     ------------
Revenue..........................................  $  2,352,834     $       --      $  2,352,834
Cost of revenue..................................     2,639,022             --         2,639,022
Research and development.........................       821,414             --           821,414
Selling, general and administrative..............     7,054,783             --         7,054,783
                                                   ------------     ----------      ------------
Total operating expenses.........................    10,515,219             --        10,515,219
                                                   ------------     ----------      ------------
Loss from operations.............................    (8,162,385)            --        (8,162,385)
                                                   ------------     ----------      ------------
Other expenses
  Interest expense...............................    (7,078,494)       900,000(2)     (5,110,435)
                                                                     1,089,000(3)
                                                                      (235,086)(3)
                                                                       (48,775)(6)
                                                                       262,920(6)
  Writedown of investments to market.............      (864,434)            --          (864,434)
  Debt conversion expense........................            --             --                --
                                                   ------------     ----------      ------------
  Loss of repayment of Shareholder receivable....    (5,360,000)            --        (5,360,000)
                                                   ------------     ----------      ------------
Total other expenses.............................   (13,302,928)     1,968,059       (11,334,869)
Loss before income taxes.........................   (21,465,313)            --       (19,497,254)
                                                   ------------     ----------      ------------
Provision for income taxes.......................            --             --                --
                                                   ------------     ----------      ------------
Net loss.........................................  $(21,465,313)    $1,968,059      $(19,497,254)
                                                   ============     ==========      ============

                      DONLAR CORPORATION AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                       DONLAR         PRO FORMA       COMBINED
                                                     CORPORATION     ADJUSTMENTS       COMPANY
                                                     -----------     -----------     -----------
Revenue............................................  $ 2,808,005     $       --      $ 2,808,005
Cost of revenue....................................    2,268,876             --        2,268,876
Research and development...........................      412,104             --          412,104
Selling, general and administrative................    1,667,086             --        1,667,086
                                                     -----------     ----------      -----------
Total operating expenses...........................    4,348,066             --        4,348,066
                                                     -----------     ----------      -----------
Loss from operations...............................   (1,540,061)            --       (1,540,061)
                                                     -----------     ----------      -----------
Other income (expense)
  Interest expense.................................   (4,170,641)       677,000(2)    (2,608,855)
                                                                        794,500(3)
                                                                       (116,922)(3)
                                                                        (24,252)(6)
                                                                        231,460(6)
  Other............................................      308,087             --          308,087
  Gain on disposal of fixed assets.................       74,478             --           74,478
  Debt conversion expense..........................     (289,655)            --         (289,655)
                                                     -----------     ----------      -----------
Total other expenses...............................   (4,077,731)     1,561,786       (2,515,945)
                                                     -----------     ----------      -----------
Loss before income taxes...........................   (5,617,792)     1,561,786       (4,056,006)
                                                     -----------     ----------      -----------
Provision for income taxes.........................           --             --               --
Net loss before extraordinary item.................   (5,617,792)     1,561,786       (4,056,006)
                                                     -----------     ----------      -----------
Extraordinary loss on retirement of debt...........   (1,212,120)            --       (1,212,120)
                                                     -----------     ----------      -----------
Net Loss...........................................  $(6,829,912)    $1,561,786      $(5,268,126)
                                                     ===========     ==========      ===========

            NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             FINANCIAL INFORMATION

PRO FORMA ADJUSTMENTS

     The following pro forma adjustments have been made to the unaudited condensed consolidated pro forma financial statements for the year ended December 31, 2001 and as of and for the nine-months ended September 30, 2002.

          1. To record the issuance of 1,626,308 shares of common stock of the combined company to Tennessee Rural Health, a 6% shareholder of Donlar and holder of approximately $21.3 million of the debt of Donlar and Donlar Biosyntrex. Because these shares are to be issued as part of the restructuring plan, the expense (fair value of $0.33 per share at date of measurement, March 18, 2002) associated with these shares is treated as additional debt conversion inducement expenses. The entire expense was recognized at March 18, 2002. The pro forma adjustment is non-recurring and only included on the pro forma balance sheet.

          2. To record the exchange with Willis Stein/Star Polymers of $9,000,000 in notes plus accrued interest of approximately $2,473,000 for shares of a new series of senior convertible preferred stock of the combined company with a stated liquidation value of $9,000,000, convertible into 13,235,294 shares of common stock of the combined company. No dividends may be paid on the senior convertible preferred stock until all Tennessee Farmers Life Insurance Company debt has been repaid. This transaction has been treated as a conversion of debt with no beneficial conversion features and the accrued interest has been treated as additional paid in capital. The number of common shares that the $9 million of preferred stock can be converted into is determined by the loan agreement and the terms of the preferred stock. There is no beneficial conversion feature as the conversion rate is not in the money. The interest that would have been accrued during the periods presented is shown as a pro forma adjustment to the statement of operations, since the debt is being exchanged for equity.

          3. To record the exchange with Dr. Martin of $9,900,000 in notes plus accrued interest of approximately $2,139,000 and less related debt discount of $530,000 for shares of senior convertible preferred stock with a stated liquidation value of $9,000,000 and convertible into 13,235,294 shares of common stock of the combined company. No dividends may be paid on the senior convertible preferred stock until all Tennessee Farmers debt has been repaid. This transaction has been treated as a conversion of debt with no beneficial conversion features and the accrued interest has been treated as additional paid in capital. The number of common shares that the $9 million of preferred stock can be converted into is determined by the Tennessee Farmers' loan agreement and the terms of the preferred stock. There is no beneficial conversion feature as the conversion rate is not in the money. The interest and amortization that would have been accrued during the periods presented are shown as pro forma adjustment to the statements of operations, since the debt is being exchanged for equity.

          4. To record the issuance of 5,000,000 shares of common stock of the combined company to Dr. Martin in relinquishment of rights to receive royalty payments from Donlar and for the cancellation of approximately
     16.56 million shares of Donlar common and preferred stock. This transaction has been treated as additional conversion expense in an amount equal to the fair value of the shares issued ($0.33 per share). This is a non-recurring event and as such is only included on the pro forma balance sheet.

          5. To record the issuance to Dr. Martin of a warrant to purchase 3,000,000 shares of the combined company common stock for $0.68 per share, in exchange for the cancellation of all previously held options and warrants to purchase shares of Donlar stock held by Dr. Martin. The fair value of the previously held options and warrants is equal to $29,555. The fair value of the new warrant is $330,000. This transaction has been treated as additional conversion expense equal to the difference of the fair values of the old warrants and options and the new warrant. This is a non-recurring event and as such is only included on the pro forma balance sheet.

            NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

          6. To record the exchange of the 1998 and 2000 Notes of approximately $1,900,000 plus accrued interest of $850,000 and less related debt discount of $138,000 for shares of senior convertible preferred stock with a stated liquidation value equal to the amount of the Notes and convertible into 2,800,000 shares of common stock of the combined company. Because the common stock of the combined company has no par value, the entire balance has been treated as additional paid in capital. The interest and amortization that would have been accrued during the periods presented are shown as pro forma adjustments to the statement of operations, since the debt is being exchanged for equity.

          7. To record the conversion in the merger of Donlar Biosyntrex stock (except shares held by Donlar) into shares of the combined company at an exchange rate of 0.26 shares of common stock of the combined company for each share owned by the minority shareholders of Donlar Biosyntrex. These minority owned shares of Donlar Biosyntrex consist of 15,537,142 shares of common stock, 39,124 shares of Series A preferred stock and 449 shares of Series B preferred stock. These shares will be converted in the merger into 4,049,765 shares of common shares of the combined company. This transaction constitutes a step acquisition of the minority interests resulting in an acquisition price of approximately $1,336,500. This amount has been reflected as goodwill in a preliminary purchase price allocation. The purchase price adjustment to goodwill was calculated by taking the number of shares converted into by the $0.33 share value at the agreement date.

          8. To record the issuance of 465,000 shares to pay certain claims. In connection with the restructuring plan, Donlar and Donlar Biosyntrex have reached agreements to issue 465,000 shares of common stock of the combined company to accounts payable and other creditors as payment for open payables and claims against either Donlar or Donlar Biosyntrex. The issuances will result in an adjustment to debt conversion expense of $92,400. The issuances of the shares are contingent upon the completion of the merger. The creditors consist of four individuals. Two of these creditors had outstanding accounts payable of $61,050. The other two creditors had an outstanding sales contract and consulting contract which were bought out by these issuances. This is a non-recurring event and as such is only recorded in the pro forma balance sheet.

     The following matters took place prior to September 30, 2002 and have been reflected in the Donlar Corporation financial statements for the nine months then ended.

          a. Includes the beneficial conversion feature associated with the $2,127,000 bridge loan, of which $1,785,972 has been drawn down. The bridge loan is convertible into common stock of the combined company at the rate of $0.29 per share, an aggregate of 6,158,524 shares of common stock. This may be done at any time, at the option of the lender. The pro forma adjustment is non-recurring and only included on the pro forma balance sheet. As of the date of the loan agreement, March 18, 2002, the price of Donlar Biosyntrex common stock was $0.33 per share. Therefore, a beneficial conversion feature is associated with the conversion of these shares, which is the $0.04 difference between the share price and the conversion price, resulting in an adjustment of $289,655. Since the term of the loan is one year, this expense was recognized as of the date of the loan agreement, March 18, 2002.

          b. Reflects the changed terms of outstanding loans to Donlar as of March 18, 2002 whereby the principal balance of $17.64 million was restated and made the joint and several obligation of Donlar and Donlar Biosyntrex in the total amount of $19.2 million, reflecting the original amount of the loans and accrued interest. The restated loans are convertible at a rate of $0.68 into common stock of the combined company. The original loans were also convertible into common stock of Donlar at a rate of $1.01. Because there were significant changes in the terms of the restated loans, there is no induced conversion associated with these restated loans and they have been treated as new debt. This reclassification was recognized as of March 18, 2002.

            NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

     The following transactions did not result in adjustments to the pro forma financial statements:

     - The conversion in the merger of Donlar stock (except shares owned by TFIC, Inc., Willis Stein/Star Polymers and Dr. Martin) into the common stock of the combined company at an exchange rate of 0.49 shares of common stock of the combined company for each share of Donlar stock. These pre-merger shares of Donlar consist of 14,908,335 preferred shares and 2,848,735 common shares. These shares will be converted in the merger into 8,652,288 shares of common stock of the combined company.

     - The cancellation of all outstanding employee options to acquire shares of Donlar or Donlar Biosyntrex. Because none of these securities were in the money, there is no compensation expense associated with them.

     - The exchange of all of the equity securities held by Willis Stein/Star Polymers for 1,000,000 shares of the combined company common stock. Willis Stein/Star Polymers owns 20,278,457 shares of Donlar preferred stock, with a stated liquidation value of $15,614,311. These shares will be exchanged for 1,000,000 shares of common stock of the combined company with no par value. This transaction will be recorded as additional paid in capital.

     - The conversion features of the bridge loan and the restated loans. The bridge loan is convertible at the rate of one share of the combined company common stock per $0.29 of outstanding principal. The restated loans are convertible at a rate of $0.68 of outstanding principal. These loans are convertible at the option of the loan holder.

     The following is a summary of the shares, warrants and options of the combined company on a fully diluted basis after the effect of all components of the merger transaction referenced in the previously discussed pro forma matters. Also, see tables under "Proposal 1 -- Approval of Agreement and Plan of
Merger -- Determination of the Terms of the Merger and Restructuring Plan."

            NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                      FINANCIAL INFORMATION -- (CONTINUED)

             SUMMARY OF SHARES OUTSTANDING IN THE COMBINED COMPANY

                                                              COMBINED COMPANY   NOTE NUMBER
                                                              COMBINED SHARES     OR LETTER
                                                              ----------------   -----------
Issuance of stock to Tennessee Rural Health.................      1,626,308           1
Assumed conversion of the Willis Stein preferred stock......     13,235,294           2
Assumed conversion of the Dr. Martin preferred stock........     13,235,294           3
Issuance of shares for relinquishment of Dr. Martin's
  rights....................................................      5,000,000           4
Issuance of warrants to purchase shares for Dr. Martin......      3,000,000           5
Assumed conversion of the 1998 Noteholders..................      1,122,794           6
Assumed conversion of the 2000 Noteholders..................      1,679,412           6
Assumed conversion of pre-merger Donlar Biosyntrex
  shareholders (including Dr. Martin).......................      4,049,765           7
Issuance of shares in satisfaction of various payables......        465,000           8
Assumed conversion of the Tennessee Farmers Bridge Loan.....      6,158,524           a
Assumed conversion of the remaining Tennessee Farmers
  Notes.....................................................     28,211,962           b
Assumed conversion of remaining pre-merger Donlar
  Corporation shareholders..................................      8,652,288           *
Assumed conversion of Willis Stein/Star Polymers shares.....      1,000,000           *
Shares authorized to be issued under the Equity Incentive
  Plan......................................................      5,000,000
                                                                 ----------
                                                                 92,436,641
                                                                 ==========

---------------

* Information comes from discussion following pro forma adjustments discussion

                           BUSINESS OF THE COMPANIES

DONLAR CORPORATION

BUSINESS

     Donlar Corporation was organized in 1990 to develop, manufacture and market an entirely new protein technology with the potential to replace a generation of older, non biodegradable and potentially toxic chemicals. This new family of biopolymers, known as thermal polyaspartates or TPA, is non hazardous, non toxic, hypoallergenic, environmentally friendly and biodegradable. These proteins are used in a broad range of industrial, agricultural and consumer markets. Donlar has 140 global patents that protect its technology, products and marketplace. The U.S. Government recognized the environmental benefits of this technology in 1996 when it awarded Donlar the first Presidential Green Challenge Chemistry Award.

     TPA products are beta proteins (biopolymers) manufactured from the common biological amino acid, L-aspartic acid. TPA is a highly active biopolymer that is completely soluble in water. By varying the manufacturing method, different properties can be built into the biopolymer, tailoring it to a specific use. Products are formulated and packaged into both powder and liquid forms.


     In transactions closing in November 2000 and January 2001, Donlar Biosyntrex, then known as Biomune Systems, Inc., acquired from Donlar in exchange for 41,279,520 shares of Donlar Biosyntrex's common stock, representing approximately 96% of Donlar Biosyntrex's shares then outstanding on a fully diluted basis, substantially all of Donlar's businesses and assets plus cash consideration. Donlar also transferred to Donlar Biosyntrex all technology, know how and patents for the crop management and oil field businesses created after November 3, 2000, as well as all technology resulting from Donlar pharmaceutical research and development activities after November 3, 2000. Although Donlar Biosyntrex was the surviving corporation in this transaction, Donlar owned 96% of the Donlar Biosyntrex common stock after the transaction and was, therefore, treated as the acquiring company for accounting purposes. Purchase accounting was used for this transaction because it represented a change of control of Donlar Biosyntrex and a portion of the purchase price was paid in cash. Since the closing of the foregoing transactions, Donlar has had no substantial business operations and has been a holding company for Donlar Biosyntrex.


     Since the closing of the foregoing transactions, Donlar's percentage ownership of Donlar Biosyntrex's common stock has decreased to approximately 68% as a result of issuances of common stock by Donlar Biosyntrex and the cancellation of 8.0 million of the shares held by Donlar.

REGULATORY MATTERS

     The marketing of certain of Donlar Biosyntrex's products is subject to regulatory oversight in certain jurisdictions. In each of the fifty states, the respective departments of agriculture have various requirements for the registration of different types of agricultural products to be used within that state. Donlar Biosyntrex's products do not require registration in 26 states. In the remaining 24 states, the purpose for registration is to assure consumers/growers that the products can be used safely and that they have demonstrated a variety of benefits such as protection against insects or root growth enhancement. The state departments of agriculture that require registration publish guide lines for the submission of several different kinds of data in order to make a determination for registration. These data include laboratory, green house, university and field test results, as well as toxicity, environmental and general safety information. Each state has its own requirements which range from minimal information coupled with a small fee to extensive data sets that cover several years of experience and may be very expensive to comply with. The review process may include several resubmissions of updated data or other kinds of information and may take years. States may also give limited registration to products that cover only one or more kinds of plants.

     Donlar Biosyntrex's products have been registered in 20 of the 24 states requiring registration, and the company is pursuing registration in the four other states, South Dakota, Alabama, Mississippi and Pennsylvania. When the department of agriculture of a specific state registers the products, those products may then be sold with required information that is printed on the product's label such as the plants/crops that the product can be used on, instructions on how to safely apply the product, maximum quantities to use and a variety of safety and toxicity handling precautions.

     Donlar Biosyntrex's products are also subject to approval by foreign regulatory authorities, but there are no federal regulatory approvals required for distribution. A loss of a product registration in a key U.S. state would significantly limit the combined company's ability to market its crop nutrition products.

DESCRIPTION OF PROPERTIES

     Donlar constructed a TPA manufacturing facility in Peru, Illinois on a 40 acre parcel purchased by Donlar in 1996. This 50,000 square foot facility currently contains two chemical reactors, the larger of which is designed to produce nominally, 30 million pounds of TPA products annually. The facility is large enough to accommodate additional reactors and may be expanded modularly without substantial engineering or technical expenses or delays. The Peru facility is strategically located near barge, rail and road transportation facilities. Donlar Biosyntrex, Donlar's majority owned subsidiary, conducts its manufacturing operations in the Peru, Illinois plant. The Peru facility is subject to a mortgage under a Bridge and Consolidated Term Loan Agreement with Tennessee Farmers Life Insurance Company.

     Donlar shares administrative office space with Donlar Biosyntrex in an approximately 6,700 square foot office and laboratory space in Bedford Park, Illinois which is leased from the Illinois Institute of Technology. The lease is currently on a month-to-month basis. The monthly lease obligation is $9,000.

LEGAL PROCEEDINGS

     None.

MARKET FOR COMMON STOCK AND RELATED MATTERS

     Market Information. There is no public trading market for Donlar's common or preferred stock. Upon consummation of the Restructuring Plan, including the Merger, it is expected that the combined company will have outstanding approximately 20.8 million shares of common stock, approximately $21.0 million of debt convertible into approximately 34.4 million shares of common stock, approximately $19.9 million stated liquidation value of senior convertible preferred stock convertible into approximately 29.3 million shares of common stock, a warrant to purchase 3.0 million shares of common stock and an employee stock option plan for which 5.0 million shares of common stock shall be reserved.

     Holders of Common Stock. As of January 8, 2003, there were approximately 337 holders of record of Donlar's common and preferred stock. Immediately following the completion of the restructuring plan, including the merger, it is expected that there will be approximately 420 holders of record of Donlar common stock (assuming no Donlar and Donlar Biosyntrex shareholders exercise their dissenters' rights).

     Dividends. Donlar has not declared any cash dividends on its common stock in the last two fiscal years or at any time thereafter. Pursuant to the terms of the loan agreement, Donlar is prohibited from paying any dividends without the approval of its lender. In the event that the combined company declares or pays any dividends upon its common stock (whether payable in cash, securities or other property) other than dividends payable solely in shares of its common stock, the combined company shall also declare and pay to the holders of its senior convertible preferred stock the dividends which would have been declared and paid with respect to its common stock issuable upon conversion of its senior convertible preferred stock had all of the outstanding senior convertible preferred stock been converted immediately prior to declaration of such dividend upon its common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis of Donlar's financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this information statement/prospectus.

 OVERVIEW

     From 1997 until November of 2000, Donlar's subsidiary, Donlar Biosyntrex, was primarily engaged in the distribution and sale of nutritional and nutraceutical products. Donlar Biosyntrex's principal products were biologic nutraceutical supplements and sports and nutrition bars. As a result of the transactions that were completed in 2000 and in early 2001, all of the operational activities of Donlar are now conducted by its subsidiary, Donlar Biosyntrex. The former Donlar businesses are now Donlar Biosyntrex's principal businesses and Donlar Biosyntrex is phasing out its nutritional and nutraceutical business. Donlar Biosyntrex's marketing, sales, distribution and administrative operations are conducted from Donlar's headquarters in Bedford Park, Illinois, and its manufacturing operations are conducted from Donlar's Peru, Illinois facility.

     Donlar Biosyntrex's reorganized businesses are conducted through three product lines:

     - BioPolymers, consisting of the performance chemicals business acquired from Donlar;

     - AgriSciences, consisting of the agricultural business acquired from Donlar; and

     - Optim Nutrition, consisting of Donlar Biosyntrex's nutritional and nutraceuticals business (being phased out).

     Donlar Biosyntrex current business is the production and marketing of products initially developed by Donlar. Historically, Donlar began as a research and development company to exploit the possibilities of developing, manufacturing and marketing a new family of biodegradable polymers known as thermal polyaspartates (TPA). Although there was no market at the time of Donlar's inception for a new so-called "green chemistry," Donlar concluded that a market would develop if the technology and products were available. It also determined that the development of this technology and market would also require substantial capital.

     It took about ten years and the use of extensive capital to reach the point of commercialization whereby Donlar Biosyntrex's products and markets are protected by a global intellectual property portfolio of patents. The products are manufactured in a modern plant capable of producing high quality products at low cost and are sold in a marketplace where Donlar Biosyntrex's TPA products can compete on a cost/performance basis with conventional chemicals.

     As a result of this historical development, Donlar Biosyntrex' revenues from the sale of its products increased from $1.4 million in 2000 to $2.4 million in 2001. Commercialization of the products began approximately two years ago focusing on the building of three market's in oil production, agriculture and detergents.

  YEAR-END RESULTS OF OPERATIONS

  2001 Compared to 2000

     During the year ended December 31, 2001, Donlar had revenues of $2,352,834, compared to $1,381,994 for the year ended December 31, 2000. The increase in revenues was due to growth in the BioPolymers product line from both new and existing customers and new products. Approximately $17,000 is related to new customers, approximately $104,000 is related to new products and approximately $818,000 is related to additional business from the established customer base. These increases are offset by a slight decrease in sales of agricultural products.

     Cost of revenue was $2,639,022 in 2001, compared to cost of revenue of $2,097,189 in 2000. This increase was due to the increased sales in 2001, offset by decreased staff in the manufacturing area, as well as other cost reductions at the manufacturing facility in Peru, Illinois for plant supplies, plant repairs and equipment rental.

     Research and development cost decreased from $1,121,749 in 2000 to $821,414 in 2001 due to a reduction in research projects undertaken and a related reduction in staffing levels for research.

     Selling, general and administrative expenses increased from $3,689,944 in 2000 to $5,864,860 in 2001. This increase in 2001 was the result of a $1.45 million increase in the amortization of goodwill and

$3.17 million in non-cash expenditures incurred in 2001. The non-cash expenditures were in the nature of the issuances of common stock and warrants exercisable for common stock to service providers in return for consulting services. The increases were offset by a $440,000 reduction in employee expenses due to staff reductions, a $75,000 reduction in travel expenses, a $98,000 reduction in consulting fees paid in cash, a $110,000 reduction in professional fees and $124,000 reduction in advertising expenses. The non-cash expenditures for consulting services represent payments for these services in the Donlar Biosyntrex common stock.

     Other expense increased from $7,136,982 in 2000 to $13,302,928 in 2001 as a result of the loss on the repayment of shareholder receivable discussed in Note J of the Notes to Donlar Corporation's and subsidiaries consolidated financial statements for the years ended December 31, 2001 and 2000 and an $864,434 write down of investments in 2001 partially offset by a reduction in interest expense from $7.24 million in 2002 to $7.08 million in 2001. In addition, in 2000 Donlar Biosyntrex realized a gain of $100,000 on the sale of a product line.

     As a result of the foregoing, the net loss increased from $12,663,870 in 2000 to $21,465,313 in 2001.

  2000 Compared to 1999

     During the year ended December 31, 2000, Donlar had revenues of $1,381,994, compared to $793,723 for the year ended December 31, 1999. The increase in revenues was due to growth in the BioPolymers segment from new customers and new products.

     Cost of revenues was $2,097,189 in 2000, compared to cost of revenues of $3,634,861 in 1999. This decrease was due to a large inventory write down in 1999 to reduce the inventory to lower of cost or market value.

     Operating expenses were $6,908,882 for 2000, compared to $4,896,524 in 1999. This slight decrease was due cost reduction initiatives implemented by Donlar, partially offset by costs associated with the acquisition of Donlar Biosyntrex.

     Interest expense increased from $4,443,756 in 1999 to $7,236,982 in 2000. This increase was due to increases in borrowings and in the amortization of debt discount.

     As a result of the foregoing, the net loss increased from $12,149,702 in 1999 to $12,663,870 in 2000.

 YEAR-END LIQUIDITY AND CAPITAL RESOURCES

     Historically, Donlar has been unable to finance its operations from cash flows from operating activities. As a result of the recent agreement with certain creditors to restructure principal and interest payments, Donlar was able to pay current operating expenses in the fourth quarter of 2001 and the first quarter of 2002. As of December 31, 2001, Donlar had cash of $3,746. In March of 2002, Donlar obtained additional bridge financing in connection with the restructuring of its debt, but has no other plans for its continued financing. Donlar believes based on its current budget and sales that it will be able to pay its expenses for the next year other than payments under its bridge financing from Tennessee Farmers due in March 2003 and it plans to enter into additional negotiations with Tennessee Farmers regarding such payments. The payments due Tennessee Farmers in March 2003 consist of $1,120,255 in interest and $222,500 in principal due on the restated loans and $188,771 in interest and $1,827,000 in principal due on the bridge financing. The total of the payments due in March 2003 is $3,358,526.


     Donlar Biosyntrex reduced its cash flows used in operations from $6,616,679 in 2000 to $1,672,494 in 2001, due to the continued effort to reduce costs and the increased revenue during 2001. Donlar Biosyntrex has been able to decrease its inventory levels by approximately $850,000 from 2000. In addition, it has increased its accrued liabilities by approximately $3.2 million, primarily as a result of accrued interest.


     Cash flows used in investing activities decreased to $156,536 in 2001 from $423,670 during 2000. This is due to Donlar Biosyntrex limiting its capital expenditures during 2001 and the fact that the costs associated with the reverse merger transaction with Donlar Biosyntrex were incurred in 2000.

     Cash flows provided by financing activities decreased from $7,537,506 during 2000 to $956,341 during 2001. The cash from financing activities in 2000 resulted from the sale of convertible debt and the exercise of warrants.

     The audited consolidated financial statements of Donlar for 2001 have been prepared on the assumption that it will continue as a going concern. Donlar's independent public accountants have issued their report dated April 5, 2002, that includes an explanatory paragraph stating that Donlar's recurring losses, among other things, raise substantial doubt about Donlar's ability to continue as a going concern.

 THIRD-QUARTER RESULTS OF OPERATIONS

     Comparison of the nine months ended September 30, 2002 with the nine months ended September 30, 2001.

     During the nine months ended September 30, 2002, Donlar had revenues of $2,808,005, compared to $1,687,902 for the comparable nine-month period in 2001. The increase in sales was due to growth in sales of the Donlar Biosyntrex's products, principally in the oil field market.

     Cost of revenues was $2,268,876 for the nine months ended September 30, 2002, compared to $2,043,022 for the same period in 2001. This increase in cost of revenues is related to increased sales offset by decreased staff in the manufacturing area, as well as other cost reductions at Donlar's manufacturing facility in Peru, Illinois.

     Operating expenses were $4,348,066 for the nine-month period ended September 30, 2002, compared to $7,255,803 for the nine month period ended September 30, 2001. This decrease is due to decreased staff, as well as other cost reductions related to consulting, outside research products, professional fees and travel expenses.

     Interest expense decreased from $5,255,854 for the first nine months of 2001 to $4,170,904 for the first nine months of 2002. This decrease was due to a decrease in the amortization of debt discount.

     During the nine months ended September 30, 2002, Donlar had a net loss of $6,829,912 compared to a net loss of $16,174,420 for the nine months ended September 30, 2001. This decrease in the net loss was attributable primarily to the decrease in interest expense and increased sales offset by the acceleration of debt discount amortization related to the debt restructuring, which is shown as extraordinary loss, and the loss on the repayment of shareholder receivable discussed in Note J of the Notes to Donlar Corporation's and subsidiaries consolidated financial statements for the years ended December 31, 2001 and 2000.

 THIRD-QUARTER LIQUIDITY AND CAPITAL RESOURCES

     Historically, Donlar has been unable to finance its operations from cash flows from operating activities. As of September 30, 2002, it had cash of $15,737. As a result of the recent agreement with its creditors, principally Tennessee Farmers Life Insurance Company, Willis Stein, Dr. Martin and the 1998 and 2000 noteholders, to restructure principal and interest payments, Donlar was able to pay current operating expenses in the fourth quarter of 2001 and the first and second quarter of 2002. In March of 2002, Donlar obtained additional bridge financing in connection with the restructuring of its debt, but has no other plans for its continued financing. Donlar, under its bridge financing, has a quarterly interest payment of approximately $21,000 due on the last business day of each quarter. Donlar intends to carefully control its use of cash for the balance of 2002. As a long-term matter, Donlar will require additional financing to maintain operations. Donlar believes based on its current budget and sales that it will be able to pay its expenses for the next year other than payments under its bridge financing and other loans from Tennessee Farmers due in March 2003, approximately $3.36 million, and it plans to enter into additional negotiations with Tennessee Farmers regarding such payments.

     In the first nine months of 2002, Donlar had a net increase in cash and cash equivalents of $11,991, compared to a net decrease in cash and cash equivalents in the same period of 2001 of $872,377. The increase in cash was the result of increased sales and reduced operating costs and the financing activities discussed below.

     Donlar decreased its cash flows used in operations from $1,499,546 in the first nine months of 2001 to $1,219,458 in the same period in 2002, due to decreased staff, as well as other cost reductions related to consulting, outside research products, professional fees and travel expenses.

     Cash flows used in investing activities decreased to $32,104 in the first nine months of 2002 from $121,926 in the same period in 2001. This is due to Donlar limiting its capital expenditures.

     Cash flows provided by financing activities increased from $749,095 during the first nine months of 2001 to $1,263,553 in the same period in 2002. The cash flows from financing activities during the first nine months of 2002 resulted from borrowings of approximately $1.8 million from Tennessee Farmers and the repayment of a short-term note held by Tennessee Farmers in the amount of $252,000 and the payment of $270,419 in legal and other costs associated with the borrowings from Tennessee Farmers.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

DONLAR BIOSYNTREX CORPORATION

     This information statement/prospectus is accompanied by a copy of Donlar Biosyntrex's annual report on Form 10-KSB for the fiscal year ended 2001 and quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2002.

                       PROPOSAL 2 -- APPROVAL OF ADOPTION
                    OF THE DONLAR 2003 EQUITY INCENTIVE PLAN

     The board of directors of Donlar and Donlar Biosyntrex have adopted the Donlar 2003 Equity Incentive Plan, attached hereto as Appendix B, to be effective as an equity incentive plan of the combined company upon approval by the shareholders and consummation of the merger. Under the equity incentive plan, the combined company may grant options to eligible participants for the purchase of up to an aggregate of 5.0 million shares of the combined company's common stock. Other than the number of shares issuable under the plan which was increased from 2.0 million to 5.0 million, the equity incentive plan is essentially identical to the Donlar Biosyntrex 2001 Equity Incentive Plan which was adopted by the Donlar Biosyntrex board of directors and approved by the Donlar Biosyntrex shareholders in 2001.

     Key provisions of the equity incentive plan include the following:

     - The definition of persons eligible to participate in the equity incentive plan includes employees and directors of the combined company, as well as consultants and other persons who contribute to the business of the combined company as selected at the discretion of the committee administering the plan.

     - The committee will be comprised of the combined company's compensation committee. The committee has broad authority to select persons to receive awards under the plan and to establish the terms and conditions applicable to the exercise of such awards and the duration of the awards.

     - Total number of shares issuable upon exercise of grants under the equity incentive plan is 5.0 million shares of common stock.

     - Awards under the plan will be made in the form of incentive and nonqualified stock options to purchase common stock of the combined company at prices and on terms consistent with the terms of the plan, as established by the committee.

     - The purchase price of the common stock subject to an incentive stock option may be not less than 100% of the fair market value of such stock on the date the option is granted, as determined by the committee. The purchase price of the common stock subject to a nonqualified stock option may be not less than 85% of the fair market value of the common stock on the date the option is granted, as determined by the committee.

     - The period within which the option shall vest and may be exercised shall determined by the committee; however no option shall be exercisable after ten years from the date of grant.

     - No incentive stock options may be granted to any employee if at the time the option is granted such employee owns stock possessing more than 10% of the total combined voting power of all classes of stock of the combined company or its parent or its subsidiaries unless at the time such option is granted the option price is at least 110% of the fair market value of the stock subject to the option and, by its terms, the option is not exercisable after the expiration of five years from the date of grant.

     The Donlar Biosyntrex board of directors believes that the equity incentive plan will provide the combined company with flexibility in compensating persons who contribute in the future to the successful operation and growth of the combined company.

     The Donlar Biosyntrex board of directors recommends a vote FOR the approval of the adoption of the equity incentive plan.

                                 OTHER MATTERS

     Donlar Biosyntrex does not intend to hold an annual meeting prior to the scheduled completion of the merger. If the merger is not completed and Donlar Biosyntrex does hold an annual meeting, Donlar Biosyntrex will notify you of such meeting, including the date on which shareholder proposals must be received at Donlar Biosyntrex's executive offices in order to be considered for inclusion in the proxy materials relating to such meeting.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock registered hereby will be passed upon for Donlar by Duane Morris LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of Donlar Biosyntrex incorporated in this information statement/prospectus by reference from Donlar Biosyntrex's annual report on Form 10-KSB for 2001 and the consolidated financial statements of Donlar for 2001 included in this information statement/prospectus have been audited by Grant Thornton LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Donlar and Donlar Biosyntrex have used and incorporated by reference "forward-looking statements" in this document. Words such as "will permit," "will afford," "believes," "expects," "may," "should," "projected," "contemplates," or "anticipates" may constitute forward-looking statements. These statements are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to risks and uncertainties that could cause our actual results to differ materially. Donlar and Donlar Biosyntrex have used these statements to describe our expectations and estimates in various sections of this document, including:

     - Summary -- Our Reasons for the Merger;

     - The Merger -- Background of the Merger -- Restructuring Plan;

     - The Merger -- Recommendation of the Donlar Biosyntrex Board and Donlar Biosyntrex's Reasons for the Merger;

     - Unaudited Pro Forma Condensed Consolidated Financial Statements.

     - Factors that might cause such differences include, but are not limited to:

     - economic conditions, either nationally or locally in areas in which Donlar Biosyntrex conducts its operations, being less favorable than expected;

     - the cost and effort required to integrate aspects of the operations of the companies being greater than expected;

     - expected cost savings from the merger not being fully realized or realized within the expected time frame; and

     - legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current and future operations.

     Donlar and Donlar Biosyntrex disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included in this document to reflect future events or developments, except as required by the federal securities laws. Donlar's actual results could differ materially from those set forth in the forward-looking statements because of many reasons, including the factors listed in this paragraph. This list may not be exhaustive.

                      WHERE YOU CAN FIND MORE INFORMATION

     Donlar Biosyntrex files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Donlar Biosyntrex files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Donlar Biosyntrex SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Donlar has filed a registration statement on Form S-4 to register with the SEC the Donlar common stock to be issued to the holders of Donlar Biosyntrex and Donlar capital stock in the merger. This document is a part of that registration statement and constitutes a prospectus of Donlar in addition to being an information statement of Donlar Biosyntrex for the Donlar Biosyntrex special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Donlar Biosyntrex has previously filed with the SEC. These documents contain important information about Donlar Biosyntrex, its finances and its capital stock.

DONLAR BIOSYNTREX CORPORATION SEC FILINGS

     - second amended annual report on Form 10-KSB/A for the year ended December 31, 2001;

     - amended annual report on Form 10-KSB/A for the year ended December 31, 2001;

     - annual report on Form 10-KSB for the year ended December 31, 2001;

     - quarterly report on Form 10-QSB for the quarter ended September 30, 2002;

     - quarterly report on Form 10-QSB for the quarter ended June 30, 2002; and

     - quarterly report on Form 10-QSB for the quarter ended March 31, 2002.

     If you are a Donlar Biosyntrex shareholder, Donlar Biosyntrex may have sent you some of the documents incorporated by reference, but you can obtain any of them through Donlar Biosyntrex or the SEC. You can obtain documents incorporated by reference from Donlar Biosyntrex without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

     Donlar Biosyntrex Corporation
     6502 South Archer Road
     Bedford Park, Illinois 60501
     Attention: Larry P. Koskan
     Tel: (607) 337-6520

     If you would like to request documents from us, please do so by February 20, 2003 to receive them prior to the Donlar Biosyntrex special meeting.


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED JANUARY 30, 2003. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE ISSUANCE OF SHARES OF DONLAR COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                      DONLAR CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                              SEPTEMBER 30, 2002
                                                              ------------------
                                     ASSETS
Current assets
  Cash......................................................    $      15,737
  Receivables...............................................          528,127
  Inventories...............................................        1,074,774
  Prepaid expenses..........................................           85,180
                                                                -------------
          Total current assets..............................        1,703,818
Property and equipment......................................        8,931,947
Other assets................................................        2,101,513
                                                                -------------
                                                                $  12,737,278
                                                                =============

                     LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
  Current portion of convertible debt.......................    $   2,549,472
  Short term notes payable..................................        8,252,507
  Accounts payable and accrued expenses.....................        7,808,372
                                                                -------------
          Total current liabilities.........................       18,610,351
Notes payable...............................................       17,252,507
Convertible debt............................................       23,856,872
                                                                -------------
          Total convertible debt and notes payable..........       41,109,379
            Less: current portion...........................      (10,801,979)
                                                                -------------
          Total long-term convertible debt and notes
           payable..........................................       30,307,400
Shareholders' deficit
  Preferred stock, $.0001 par value.........................               --
  Common stock, $.0001 par value............................               --
  Additional paid-in capital................................      112,483,348
  Stock subscriptions receivable............................          (31,987)
  Accumulated deficit.......................................     (148,631,834)
                                                                -------------
          Total shareholders' deficit.......................      (36,180,473)
                                                                -------------
                                                                $  12,737,278
                                                                =============

         The accompanying notes are an integral part of this unaudited condensed consolidated balance sheet.

                      DONLAR CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                 2002          2001
                                                              -----------   -----------
Revenues....................................................  $ 2,808,005   $ 1,687,902
Cost of revenue.............................................    2,268,876     2,043,022
Research and development....................................      412,104       670,245
Selling, general and administrative.........................    1,667,086     4,542,536
                                                              -----------   -----------
          Total operating expenses..........................    4,348,066     7,255,803
                                                              -----------   -----------
Loss from operations........................................   (1,540,061)   (5,567,901)
Other income (expense)
  Interest income...........................................          263         8,975
  Interest expense..........................................   (4,170,904)   (5,255,854)
  Debt conversion expense...................................     (289,655)           --
  Loss on repayment of shareholder receivable...............           --    (5,360,000)
  Gain on disposal of fixed assets..........................       74,478           360
  Other.....................................................      308,087            --
                                                              -----------   -----------
          Total other expense...............................   (4,077,731)  (10,606,519)
                                                              -----------   -----------
Loss before income taxes....................................   (5,617,792)  (16,174,420)
Provision for income taxes..................................           --            --
                                                              -----------   -----------
          Net loss before extraordinary item................   (5,617,792)  (16,174,420)
  Extraordinary loss on retirement of debt..................   (1,212,120)           --
                                                              -----------   -----------
          Net loss..........................................   (6,829,912)  (16,174,420)
                                                              ===========   ===========
Per common share:
Basic:
  Net loss..................................................        (0.14)        (0.28)
Diluted:
  Net loss..................................................        (0.14)        (0.28)
Weighted average shares of common stock outstanding:
  Basic.....................................................   63,831,050    58,774,656
  Diluted...................................................   63,831,050    58,774,656

         The accompanying notes are an integral part of these unaudited condensed consolidated statement of operations.

                      DONLAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                      NINE MONTHS ENDED SEPTEMBER 30, 2002

                                              SERIES A PREFERRED
                                               STOCK ISSUED IN
                                             EXCESS OF AUTHORIZED   SERIES A PREFERRED
                          COMMON STOCK              SHARES                 STOCK           ADDITIONAL
                       -------------------   --------------------   -------------------     PAID-IN         STOCK
                         SHARES     AMOUNT     SHARES*     AMOUNT     SHARES     AMOUNT     CAPITAL      SUBSCRIPTION
                       ----------   ------   -----------   ------   ----------   ------   ------------   ------------
Beginning balance....  11,461,522     $--     14,369,528     $--    38,000,000     $--    $111,535,447     $(31,987)
Issuance of capital
  stock..............          --     --              --     --             --     --        1,015,208           --
Debt conversion
  expenses...........          --     --              --     --             --     --          289,655           --
Cancellation of stock
  options............          --     --              --     --             --     --         (356,962)          --
Net loss.............          --     --              --     --             --     --               --           --
                       ----------     --     -----------     --     ----------     --     ------------     --------
Ending balance.......  11,461,522     $--    $14,369,528     $--    38,000,000     $--    $112,483,348     $(31,987)
                       ==========     ==     ===========     ==     ==========     ==     ============     ========


                        ACCUMULATED
                          DEFICIT         TOTAL
                       -------------   ------------
Beginning balance....  $(141,801,923)  $(30,298,463)
Issuance of capital
  stock..............             --      1,015,208
Debt conversion
  expenses...........             --        289,655
Cancellation of stock
  options............             --       (356,962)
Net loss.............     (6,829,911)    (6,829,911)
                       -------------   ------------
Ending balance.......  $(148,631,834)  $(36,180,473)
                       =============   ============

---------------

* These excess preferred shares were exchanged for Donlar common stock on a one for one basis on June 4, 2002.


    The accompanying notes are an integral part of this unaudited condensed consolidated statement.

                      DONLAR CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2002           2001
                                                              -----------   ------------
Cash flows from operating activities
  Net loss..................................................  $(6,829,912)  $(16,174,420)
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Extraordinary loss on retirement of debt...............    1,212,120             --
     Depreciation and amortization..........................      818,475      1,034,021
     Proceeds from shareholder receivable...................           --      5,360,000
     Issuance of common stock for services..................       23,787             --
     Compensation expense related to options and warrants...           --      1,983,146
     Interest expense related to amortization of debt
      discount..............................................    1,122,981      2,512,235
     Debt conversion expense................................      289,655             --
     Gain on disposal of fixed assets.......................      (74,478)          (360)
     Change in assets and liabilities
       Receivables..........................................      (23,214)      (124,721)
       Inventories..........................................      767,470        655,334
       Prepaid expenses and other assets....................       47,435        293,603
       Accounts payable.....................................   (1,170,382)       741,122
       Accrued expenses.....................................    2,596,605      2,220,494
                                                              -----------   ------------
          Net cash provided by (used in) operating
             activities.....................................   (1,219,458)    (1,499,546)
Cash flows from investing activities
  Proceeds from sale of property and equipment..............      103,942          4,278
  Purchase of property and equipment........................     (136,046)      (126,204)
                                                              -----------   ------------
          Net cash used in investing activities.............      (32,104)      (121,926)
Cash flows from financing activities
  Principal repayments of convertible notes.................           --       (135,498)
  Proceeds from issuance of convertible notes...............    1,785,972        121,000
  Principal repayments of notes payable.....................     (263,000)            --
  Proceeds from notes payable...............................       11,000             --
  Issuance of common stock..................................           --        714,593
  Proceeds from exercise of stock options and warrants......           --         49,000
  Deferred financing costs..................................     (270,419)            --
                                                              -----------   ------------
          Net cash provided by financing activities.........    1,263,553        749,095
                                                              -----------   ------------
Net increase (decrease) in cash and cash equivalents........       11,991       (872,377)
Cash and cash equivalents at beginning of period............        3,746        876,434
                                                              -----------   ------------
Cash and cash equivalents at end of period..................  $    15,737   $      4,057
                                                              ===========   ============
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $    75,177   $  1,313,321
  Income tax paid...........................................           --             --

    The accompanying notes are an integral part of these unaudited condensed consolidated statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements of Donlar Corporation ("Donlar") and subsidiaries (the "Company") for the nine months ended September 30, 2002, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. For further information refer to the Consolidated Financial Statements and footnotes of Donlar Corporation and subsidiaries for the year ended December 31, 2001 contained elsewhere in this information statement/prospectus.

     In management's opinion, the unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments except as discussed below, which the Company considers necessary for a fair presentation of the results for the period. Operating results for the period presented are not necessarily indicative of the results that may be expected for the entire year.

     The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of September 30, 2002, the Company had an accumulated deficit of $148,631,834, a shareholders' deficit of $36,180,473 and has had substantial recurring losses. The consolidated operations of the Company have not achieved profitability and the Company has relied upon financing from the sale of its equity securities, liquidation of assets and debt financing to satisfy its obligations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     The Company's ability to continue as a going concern is subject to the attainment of profitable operations or obtaining necessary funding from outside sources. Management's plan with respect to this uncertainty includes reorganizing the Company and converting debt to equity, increasing sales of existing products to attempt to maintain a positive cashflow, evaluating new products and markets, and minimizing overhead and other costs. However, there can be no assurance that management will be successful.

EQUITY TRANSACTIONS

     In January 2001, Donlar sold 1,500,000 shares of its common stock to an investor for $714,593.

     In January 2001, the Company entered into an agreement with a media relations firm. This agreement was for a period of one year, and the Company issued the firm a warrant to purchase 1,250,000 shares of common stock of the Company's subsidiary, Donlar Biosyntrex Corporation ("Donlar Biosyntrex"), at an exercise price of $0.01 per share. This warrant could only be exercised if, in the Company's opinion, the media relations firm satisfied its obligations under the agreement. This agreement and the warrant were cancelled in April 2001 when the Company entered into a new agreement effective January 20, 2001 with the same media relations firm. The term of the new agreement is one year and the Company issued 500,000 shares of Donlar Biosyntrex common stock to the media relations firm in connection with the execution of the agreement. The Company recorded $468,750 of general and administrative expenses upon the execution of the agreement, which is the fair value of the stock issued as of that date. Additionally, in April 2001, the Company issued the media relations firm 750,000 shares of Donlar Biosyntrex common stock which are being held in an escrow account by the media relations firm until satisfaction of the terms of the agreement. The fair value of these 750,000 shares was recorded as deferred expense in the amount of $703,125, representing the fair market value of the shares as of the date of the agreement, January 20, 2001. This amount was being amortized over one year, the life of the agreement, as adjusted for changes in fair value over the term of the agreement. The Company believes that the conditions for release of the 750,000 shares from escrow have not been satisfied by the media relations firm and the Company has requested return of the shares.

                      DONLAR CORPORATION AND SUBSIDIARIES

     In March 2001, an investment advisor exercised a warrant to purchase 400,000 shares of Donlar Biosyntrex common stock for $0.01 a share, pursuant to its August 2000 agreement with the Company.

     In March 2002, the Company issued 2,000,000 shares of Donlar Biosyntrex common stock to the same investment advisor in satisfaction of a two year agreement, under which the advisor was entitled to $15,000 per month for 24 months. This agreement was terminated after fifteen months, and in lieu of additional payments under the agreement, the Company issued to the investment advisor 2,000,000 shares of Donlar Biosyntrex common stock in full satisfaction of the Company's obligations to the advisor under the agreement. The fair value assigned to the shares was $0.40 per share, the closing price of the shares at the date of the agreement, for consulting expense of $800,000.

     In February 2002, the Company issued a total of 1,000,000 shares of Donlar Biosyntrex common stock to two investor relations firms as payment for services rendered pursuant to agreements with these firms. The fair value assigned to the shares was $0.40 per share, the closing price of the shares at the date of the agreement, for consulting expense of $400,000.

     Prior to January 1, 2000, Donlar issued 18,717,354 shares of Series A Preferred stock in excess of the authorized shares of that class of stock. To eliminate the over-issuance, in June 2002, two shareholders of the Company who are directors agreed to exchange 18,717,354 shares of Series A Preferred stock of Donlar owned by them for an equal number of shares of common stock of Donlar. The shares were exchanged on a one for one basis.

DEBT TRANSACTIONS

     In the first quarter of 2002, the Company began implementing a plan which is intended to significantly restructure its debt and capital structures in order to eliminate a substantial portion of its debt and to ultimately result in the merger of Donlar and Donlar Biosyntrex (the "Restructuring Plan"). The Restructuring Plan is scheduled to be completed in October 2002.

     As part of the Restructuring Plan, on March 18, 2002, the Company entered into a Bridge and Consolidated Term Loan Agreement with Tennessee Farmers Life Insurance Company (the "Loan Agreement"). Pursuant to the terms of the Loan Agreement, the Company obtained a bridge loan facility in the amount of $2,127,000 to be used to refinance certain short term debt, provide working capital, pay certain accounts payable creditors and pay expenses of the transaction.

     In addition, the terms of existing loans to the Company in the original principal amount of approximately $17.64 million were restated to the total amount of $19.20 million, reflecting the original amount of the loans and accrued, unpaid interest thereon (the "Restated Loans"). Each of the loans is collateralized by substantially all of the assets of the Company.

     Loans under the bridge loan facility bear interest at a rate of eleven percent (11%) per annum with one half of such interest payable on a quarterly basis on the last business day of March, June, September and December and the other half payable at maturity on March 18, 2003.

     The Restated Loans are divided into two loans. The first such loan is in the principal amount of approximately $10.18 million, bears interest at a rate of nine percent (9%) per annum until March 18, 2003, at which time such interest is payable, and thereafter bears interest at eleven percent (11%) per annum payable on a quarterly basis on the last business day of March, June, September and December. The principal balance of the loan is payable in equal quarterly installments of not less than $222,500 commencing on March 31, 2003 and thereafter on the last business day of March, June, September and December. Any remaining unpaid principal and interest is payable on March 31, 2007. The second such loan is in the principal amount of $9.0 million, bears interest at a rate of one percent (1%) per annum, but neither interest nor principal is payable until the first to occur of one of certain events described in the Loan Agreement, the latest of which is

                      DONLAR CORPORATION AND SUBSIDIARIES

March 18, 2005, after which time the interest that has accrued is payable in full within thirty (30) days and thereafter is payable quarterly on the last business day of March, June, September and December together with principal payments of not less than $222,500. Any remaining unpaid principal and interest is payable on March 31, 2007.

     As a condition of the loans and as part of the Restructuring Plan, Donlar and Donlar Biosyntrex have agreed to use their best efforts to merge on or before July 7, 2002 (the "Merger"). The date for completion of the Merger has been extended to February 28, 2003. The merged company is referred to as the Combined Company. In the Merger, each share of Donlar Biosyntrex common stock other than shares owned by Donlar will be exchanged for 0.26 shares of the common stock of the Combined Company. As a result of the Merger and related transactions described herein, Donlar Biosyntrex's shareholders (other than Donlar) will collectively receive approximately 4.0 million shares of the Combined Company common stock representing approximately 19.5% of the shares of common stock of the Combined Company outstanding following the Merger and approximately 4.4% of the shares of common stock on a fully diluted basis. The Merger requires the approval of a majority of the respective shareholders of Donlar and Donlar Biosyntrex.

     The Company also made numerous representations, warranties and covenants in the Loan Agreement. Among the covenants, the Company agreed to limit its ability to incur additional indebtedness, make any investments or loans, pay dividends, purchase, redeem or issue capital stock or sell or encumber assets. In addition, the Company agreed to sell or discontinue the nutritional and nutraceuticals business on or before March 18, 2003.

     There can be no assurance that the Company will be able to comply with the covenants and events of default in the Loan Agreement, some of which events of default are entirely beyond its control. Each of the loans made or restated pursuant to the Loan Agreement is subject to acceleration and the application of higher default rates of interest in the event the Company defaults in the payment of principal or interest when due, breaches any covenants contained in the Loan Agreement that are not remedied within five calendar days or any other specified event of default occurs.

     Each of the loans is convertible at the option of the holder at any time prior to repayment into common stock of Donlar Biosyntrex and, subsequent to the Merger, into common stock of the Combined Company. Loans made under the bridge loan facility convert into the Combined Company common stock at a rate of one share per $0.29 of outstanding principal amount of the loans. The Restated Loans convert into the Combined Company common stock at a rate of one share per $0.68 of outstanding principal amount of the loans. The conversion rates are subject to antidilution protection. The holders of the loans have certain registration rights with respect to the shares issuable upon conversion.

     In the first quarter of 2002, the Company also reached agreements with Willis Stein and Partners, L.P. and Star Polymers, L.L.C. (collectively the "Willis Stein Group") to (i) exchange $9.0 million of original principal amount of notes plus accrued interest for shares of a new series of senior convertible preferred stock with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of the Combined Company common stock and
(ii) exchange all of the equity securities held by the Willis Stein Group in Donlar for 1.0 million shares of the Combined Company common stock. The foregoing exchanges are subject to the satisfaction of certain conditions precedent. The Willis Stein Group also agreed to vote its shares of voting stock of Donlar in favor of the Merger.

     The Company also reached an agreement in 2002 with Dr. Robert Gale Martin ("Martin"), a director of the Company, to (i) exchange approximately $9.9 million of original principal amount of notes plus accrued interest for shares of senior convertible preferred stock with a stated liquidation value of $9.0 million and convertible into approximately 13.23 million shares of the Combined Company common stock, (ii) relinquish rights to receive royalty payments from the Company and all of his equity securities in the Company in exchange for 5.0 million shares of the Combined Company common stock and (iii) surrender for cancellation

                      DONLAR CORPORATION AND SUBSIDIARIES
any warrants to purchase shares of Donlar common stock for a warrant to purchase
3.0 million shares of the Combined Company common stock at an exercise price of $0.68 per share. Martin also agreed to vote his shares of voting stock of Donlar in favor of the Merger.

     To further eliminate debt from the Company's balance sheet, the Company has reached agreement with the holders of convertible notes issued in 1998 and 2000 in the approximate principal amount of $1.9 million, to exchange those notes for shares of senior convertible preferred stock with a stated liquidation value equal to the total principal amount of the notes. The senior convertible preferred are convertible into approximately 2.8 million shares of the Combined Company common stock.

     In the first quarter of 2002, the Company recorded a debt conversion expense of $289,655 in connection with the bridge loan transaction. This debt conversion expense was incurred as a result of the price for converting the bridge loan into Donlar Biosyntrex common stock of $0.29 per share being below the market price of the Donlar Biosyntrex common stock as of the date of the loan agreement, which was $0.33 per share.

     The Restated Loans are convertible at a rate of $0.68 per share into common stock of the Combined Company. The Restated Loans meet the criteria for new debt. Because there are no induced conversion features associated with the transaction, no beneficial conversion expense was recorded.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Donlar Corporation

     We have audited the consolidated balance sheet of Donlar Corporation and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' deficit and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Donlar Corporation and Subsidiaries as of December 31, 2001, and the consolidated results of their operations, shareholders' deficit and cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note B to the consolidated financial statements, the Company has had substantial recurring losses from operations, liquidation of assets and debt financing and has relied upon financing from the sale of its equity securities to satisfy its obligations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to this matter are also described in note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in note R, the accompanying consolidated financial statements for the years ended December 30, 2001 and 2000, have been restated.

                                          GRANT THORNTON LLP

Chicago, Illinois
April 5, 2002, except for the 6th paragraph in Note J and the 2nd paragraph in Note R as to which the date is November 27, 2002

                      DONLAR CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                               DECEMBER 31,
                                                                   2001
                                                               -------------
                                                                 RESTATED
                                                               -------------
                                   ASSETS
Current assets
  Cash......................................................   $       3,746
  Receivables, less allowance for doubtful accounts of
     $16,997................................................         504,915
  Inventories, net..........................................       1,842,244
  Prepaid expenses..........................................          93,274
  Other current assets......................................          39,335
                                                               -------------
       Total current assets.................................       2,483,514
  Property, plant and equipment, net........................       9,569,100
  Patents...................................................       1,895,836
  Other assets..............................................          40,908
                                                               -------------
                                                               $  13,989,358
                                                               =============
                   LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
  Short-term notes payable..................................   $   7,734,782
  Current portion of convertible debt.......................       1,751,027
  Payables and accrued expenses.............................       9,088,793
                                                               -------------
       Total current liabilities............................      18,574,602
Notes payable...............................................       9,000,000
Convertible debt............................................      16,713,219
Minority interest...........................................              --
Shareholders' deficit
  Preferred stock, $.00 par value...........................              --
  Preferred stock issued in excess of authorized shares,
     $.00 par value.........................................              --
  Common stock, $.00 par value..............................              --
  Additional paid-in capital................................     111,535,477
  Stock subscriptions receivable............................         (31,987)
  Accumulated deficit.......................................    (141,801,923)
                                                               -------------
       Total shareholders' deficit..........................     (30,298,463)
                                                               -------------
                                                               $  13,989,358
                                                               =============

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
                                                               (RESTATED)     (RESTATED)
Revenues....................................................  $  2,352,834   $  1,381,994
Cost of revenue.............................................     2,639,022      2,097,189
Research and development....................................       821,414      1,121,749
Selling, general and administrative.........................     5,864,860      3,689,944
Impairment Expense..........................................     1,189,923             --
                                                              ------------   ------------
       Total operating expenses.............................    10,515,219      6,908,882
                                                              ------------   ------------
Loss from operations........................................    (8,162,385)    (5,526,888)
Other income (expense)
  Interest expense..........................................    (7,078,494)    (7,236,982)
  Loss on repayment of shareholder receivable...............    (5,360,000)            --
  Write down of investments to market.......................      (864,434)            --
  Gain on sale of product line..............................            --        100,000
                                                              ------------   ------------
       Total other expense..................................   (13,302,928)    (7,136,982)
                                                              ------------   ------------
Loss before income taxes....................................   (21,465,313)   (12,663,870)
Provision for income taxes..................................            --             --
                                                              ------------   ------------
       Net loss.............................................   (21,465,313)   (12,663,870)
Preferred stock dividends and beneficial conversion
  premium...................................................            --         (2,625)
                                                              ------------   ------------
       Net loss applicable to common shares.................  $(21,465,313)  $(12,666,495)
                                                              ============   ============
Per common share
  Basic
     Net loss...............................................         (0.34)         (0.22)
  Diluted
     Net loss...............................................         (0.34)         (0.22)
Weighted average shares of common stock outstanding
  Basic.....................................................    63,081,050     58,774,656
  Diluted...................................................    63,081,050     58,774,656

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                       TWO YEARS ENDED DECEMBER 31, 2001

                                                                 SERIES A
                                                              PREFERRED STOCK
                                                            ISSUED IN EXCESS OF        SERIES A            SERIES B
                                         COMMON STOCK        AUTHORIZED SHARES      PREFERRED STOCK     PREFERRED STOCK
                                      -------------------   -------------------   -------------------   ---------------
                                        SHARES     AMOUNT    SHARES*     AMOUNT     SHARES     AMOUNT   SHARES   AMOUNT
                                      ----------   ------   ----------   ------   ----------   ------   ------   ------
Balance at January 1, 2000..........   2,848,735   $  --    14,369,528      --    38,000,000   $  --       --    $  --
Issuance of capital stock...........   2,764,961      --            --      --            --      --       --       --
Exercise of stock options and
  warrants..........................   4,347,826      --            --      --            --      --       --       --
Vesting of stock options............          --      --            --      --            --      --       --       --
Issuance of warrants................          --      --            --      --            --      --       --       --
Royalty obligation related to
  convertible debt..................          --      --            --      --            --      --       --       --
Issuance of shareholder
  receivable........................          --      --            --      --            --      --       --       --
Reduction in investment in
  subsidiary........................          --      --            --      --            --      --       --       --
Repayment of shareholder
  receivable........................          --      --            --      --            --      --       --       --
Preferred stock dividends...........          --      --            --      --            --      --       --       --
Recording of goodwill...............          --      --            --      --            --      --       --       --
Net Loss............................          --      --            --      --            --      --       --       --
                                      ----------   -----    ----------   -----    ----------   -----     ----    -----
Balance at December 31, 2000
  (Restated)........................   9,961,522      --    14,369,528      --    38,000,000      --       --       --
Issuance of capital stock...........   1,500,000      --            --      --            --      --       --       --
Vesting of stock options............          --      --            --      --            --      --       --       --
Issuance of options for services....          --      --            --      --            --      --       --       --
Amortization of deferred
  compensation......................          --      --            --      --            --      --       --       --
Cancellations of stock options......          --      --            --      --            --      --       --       --
Receivable from shareholder.........          --      --            --      --            --      --       --       --
Proceeds from shareholder loan in
  the form of contributed shares
  which were immediately
  cancelled.........................          --      --            --      --            --      --       --       --
Net Loss............................          --      --            --      --            --      --       --       --
                                      ----------   -----    ----------   -----    ----------   -----     ----    -----
Balance at December 31, 2001........  11,461,522   $  --    14,369,528   $  --    38,000,000   $  --       --    $  --
                                      ==========   =====    ==========   =====    ==========   =====     ====    =====


                                                        SHAREHOLDER
                                        ADDITIONAL         NOTE         DEFERRED      ACCUMULATED
                                      PAID-IN CAPITAL   RECEIVABLE    COMPENSATION      DEFICIT         TOTAL
                                      ---------------   -----------   ------------   -------------   ------------
Balance at January 1, 2000..........   $ 97,707,855     $  (490,822)     $  --       $(107,670,115)  $(10,453,112)
Issuance of capital stock...........      1,776,614              --         --                  --      1,776,614
Exercise of stock options and
  warrants..........................      1,000,000              --         --                  --      1,000,000
Vesting of stock options............         22,680              --         --                  --         22,680
Issuance of warrants................      3,692,782              --         --                  --      3,692,782
Royalty obligation related to
  convertible debt..................        244,341              --         --                  --        244,341
Issuance of shareholder
  receivable........................             --      (8,000,000)                                   (8,000,000)
Reduction in investment in
  subsidiary........................      8,000,000              --         --                  --      8,000,000
Repayment of shareholder
  receivable........................             --         414,503         --                  --        414,503
Preferred stock dividends...........             --              --         --              (2,625)        (2,625)
Recording of goodwill...............      1,213,120              --         --                  --      1,213,120
Net Loss............................             --              --         --         (12,663,870)   (12,663,870)
                                       ------------     -----------      -----       -------------   ------------
Balance at December 31, 2000
  (Restated)........................   $113,657,392      (8,076,319)        --        (120,336,610)   (14,755,567)
Issuance of capital stock...........        714,593              --         --                  --        714,593
Vesting of stock options............          1,880              --         --                  --          1,880
Issuance of options for services....       (701,125)                                                     (701,125)
Amortization of deferred
  compensation......................        870,625                                                       870,625
Cancellations of stock options......       (367,888)         44,332         --                  --       (323,556)
Receivable from shareholder.........             --       8,000,000         --                  --      8,000,000
Proceeds from shareholder loan in
  the form of contributed shares
  which were immediately
  cancelled.........................     (2,640,000)             --         --                  --     (2,640,000)
Net Loss............................             --              --         --         (21,465,313)   (21,465,313)
                                       ------------     -----------      -----       -------------   ------------
Balance at December 31, 2001........    111,535,477     $   (31,987)     $  --       $(141,801,923)  $(30,298,463)
                                       ============     ===========      =====       =============   ============

---------------
* These excess preferred shares were exchanged for Donlar common stock on a one for one basis on June 4, 2002.

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
                                                               (RESTATED)     (RESTATED)
Cash flows from operating activities
  Net loss..................................................  $(21,465,313)  $(12,663,870)
  Adjustments to reconcile net loss to net cash used in
     operating activities
     Depreciation and amortization..........................     2,565,440        934,939
     Proceeds from shareholder receivable...................     5,360,000             --
     Compensation expense related to options and warrants...     2,848,353        267,680
     Gain on sale of product line...........................            --       (100,000)
     Interest expense related to amortization of debt
       discount.............................................     3,414,664      3,431,547
     Write-down of investment to market.....................       864,434             --
     Change in assets and liabilities
       Receivables..........................................      (310,621)       (30,984)
       Inventories..........................................       848,769        404,516
       Prepaid expenses and other assets....................       226,972       (135,292)
       Payable and accrued expenses.........................     3,974,808      1,274,785
                                                              ------------   ------------
          Net cash used in operating activities.............    (1,672,494)    (6,616,679)
Cash flows from investing activities
  Purchase of patents.......................................      (156,536)       (84,717)
  Acquisition costs.........................................            --       (338,953)
                                                              ------------   ------------
          Net cash used in investing activities.............      (156,536)      (423,670)
Cash flows from financing activities
  Principal repayments of convertible notes.................      (135,498)      (392,203)
  Deferred financing costs..................................       (44,754)            --
  Proceeds from notes payable...............................       418,000      3,000,000
  Issuance of common stock..................................       714,593      1,776,614
  Proceeds from exercise of warrants........................        49,000      1,000,000
  Payments received on stock subscription receivable........            --        414,503
  Principal repayment of notes payable......................       (45,000)    (1,253,408)
  Proceeds from issuance of convertible notes...............            --      2,917,000
  Borrowings on line of credit..............................            --         75,000
                                                              ------------   ------------
          Net cash provided by financing activities.........       956,341      7,537,506
                                                              ------------   ------------
Net (decrease) increase in cash and cash equivalents........      (872,689)       497,157
Cash at beginning of year...................................       876,435        379,278
                                                              ------------   ------------
Cash at end of year.........................................  $      3,746   $    876,435
                                                              ============   ============
Supplemental disclosure of cash flow information
  Interest paid.............................................  $    655,457   $  1,925,137
  Income tax paid...........................................            --             --
Other non-cash transactions
  In 2001, the Company was forgiven its liability on its
     line of credit of $75,000 in exchange for related-party
     notes receivable with a book value of $74,639.

        The accompanying notes are an integral part of these statements.

                      DONLAR CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

NOTE A -- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Donlar Corporation ("Donlar") and subsidiaries (collectively the "Company") are in the early commercialization stage of a new family of environmentally friendly biodegradable polymers, known as thermal polyaspartates ("TPA"). The Company manufactures and markets these polymers to agricultural, industrial and consumer markets. In the agricultural market, the products increase a plant's ability to absorb nutrients more efficiently. In the industrial and consumer markets, the products replace nonbiodegradable chemicals, and have been focused toward the oil field production, water treatment, detergents and cleaners, and personal care fields. The Company markets these products to service companies and distributors in the United States of America and Europe.

     The Company also is engaged in the distribution and sale of biologic nutraceutical supplements. Certain of the nutraceutical supplements incorporate a patented whey protein technology licensed by the Company and designed to provide or increase protective immunities to disease and to provide nutritional supplementation. Nutraceutical products are food supplements that are derived from a food base and are marketed as a beneficial source of nutrients to promote good health. The Company sells these products primarily to nutritional companies located in the United States of America. The Company has discontinued these nutraceutical operations during 2002. Revenues generated from nutraceutical products were approximately $300,000 and $180,000 during 2001 and 2000, respectively.

 PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Donlar's 68%-owned subsidiaries, Donlar Biosyntrex Corporation ("Donlar Biosyntrex") and Optim Nutrition, Inc. and Donlar's 90%-owned subsidiary, Donlar Pharmaceutical Corporation. All significant intercompany balances and transactions have been eliminated. Minority interest in the majority owned subsidiaries is not shown, as the entities have negative equity balances.

 USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 INVESTMENT IN EQUITY SECURITIES

     The Company's investment in equity securities is carried in the financial statements at the lower of cost or fair market value. Realized gains and losses, determined using the specific identification method, are included in earnings. At December 31, 2001, the Company wrote down to fair market value certain equity security investments. The write down amounted to $864,434 and was due to a decline in fair value considered to be other than temporary.

 FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company estimates that the fair value of all financial instruments at December 31, 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpret-

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ing market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

 INVENTORIES

     Inventories are stated at the lower of cost or market value, using the first-in, first-out method.

 PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

     The Company assesses the recoverability of its property, plant and equipment whenever adverse events or changes in circumstances or business climate indicate that expected future undiscounted cash flows or the fair value may not be sufficient to support recorded property, plant and equipment. If impairment exists, the carrying amount of property, plant and equipment will be reduced by the shortfall.

 PATENTS AND OTHER ASSETS

     Patents are stated at cost less amortization computed on the straight-line method, principally over 10 years. These costs include legal fees and registration fees associated with the patents. The amount capitalized as patents was approximately $2,807,000 at December 31, 2001. Accumulated amortization related to patents and other assets was $911,000, at December 31, 2001.

 EARNINGS PER COMMON, COMMON EQUIVALENT AND REVERSE STOCK SPLITS

     The computation of basic earnings per common share is based on the weighted average number of common shares outstanding during the year.

     The computation of diluted earnings per common share is based on the weighted average number of common shares outstanding during the year plus common stock equivalents, which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is anti-dilutive.

     Preferred stock dividends and the impact of beneficial conversion premiums increase the net loss attributable to common shareholders for purposes of computing the net loss per common share.

     10,278,000 potentially dilutive shares were excluded from the diluted per share calculation because their effect was anti-dilutive.

 REVENUE RECOGNITION


     In accordance with SAB 101, sales of product are recognized upon shipment of the product, which is when title transfers to the customer. The Company maintains reserves for potential losses on receivables from its customers, and such losses have generally not exceeded management's expectations. The Company maintains reserves for returns and allowances from its customers, and such amounts have not exceeded management's expectations. Revenue by product type for the years ended December 31, 2001 and 2000 was: Agricultural -- $238,935 and $307,073; Biopolymer -- $1,812,331 and $890,489; and Nutraceutical -- $301,568
and $184,433.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

 RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses include amounts paid to third-party and related-party consultants related to the Company's product research and development activities. Costs associated with research and development of new products are expensed as incurred.

 ADVERTISING

     The Company expenses the cost of advertising when the advertising occurs. For the years ended December 31, 2001 and 2000, advertising expenses totaled approximately $92,000 and $216,000, respectively, and are included in other general and administrative expenses in the accompanying statements of operations.

 INCOME TAXES

     The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

 ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," in accounting for its employee stock options. The Company has adopted the disclosure-only provisions of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-based Compensation." Under APB 25, because the exercise price of the Company's employee stock options approximates the market price of the underlying stock on the date of grant, no compensation expense is recognized. The expense associated with stock options and warrants issued to non-employees and non-directors is reflected in the consolidated financial statements in accordance with SFAS 123. As permitted by SFAS 123, the intrinsic value of compensatory options is reflected in the consolidated financial statements in accordance with APB 25.

 CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

     The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

 NEW ACCOUNTING PRONOUNCEMENTS

     SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" -- On June 29, 2001, the Financial Accounting Standards Board ("FASB") approved for issuance SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." The FASB issued these Statements on July 20, 2001. Major provisions of these Statements include the following:

     - All business combinations initiated after June 30, 2001, must use the purchase method of accounting. The pooling method of accounting is prohibited except for transactions initiated before July 1, 2001.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Intangible assets acquired in a business combination must be recorded separately from goodwill if they meet explicit criteria in SFAS 141.

     - Any negative goodwill remaining after reducing the carrying value of certain acquired assets to zero is recognized as an extraordinary gain.

     - SFAS 141 provisions relating to the initial measurement and recording of goodwill and intangible assets, as well as financial statement disclosures, are effective for purchase business combinations completed after June 30, 2001.

     - Goodwill and those intangible assets that have indefinite lives are not amortized but are tested for impairment annually and whenever there is an impairment indicator. In certain circumstances, goodwill impairment testing need not be done annually. All acquired goodwill must be assigned to reporting units for purposes of impairment testing.

     - SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if they have not issued their first quarter financial statements prior to adoption. Regardless of the full adoption date, the nonamortization provisions of SFAS 142 are effective for business combinations and other transactions completed after June 30, 2001.

     - The Statements also include guidance on financial statement presentation and disclosures.

     Management does not expect these pronouncements will have an impact on the 2002 financial statements.

     SFAS 143 "Accounting for Asset Retirement Obligations" -- SFAS 143 states that a liability for an asset retirement obligation should be recognized if the obligation meets the definition of a liability in the FASB Concepts Statement 6, "Element of Financial Statements," and if the amount of the liability can be reasonably estimated. Consequently, an entity should recognize a liability for an asset retirement obligation if (a) the entity has a duty or responsibility to settle an asset retirement obligation, (b) the entity has little or no discretion to avoid the future transfer or use of assets, and (c) the transaction or other events obligating the entity has occurred. When a retirement obligation is initially recognized, the asset retirement cost is capitalized by increasing the carrying amount of the related long-lived asset by an amount equal to the liability.

     The initial asset retirement obligation should be recorded at fair value. Subsequent to the initial measurement, an entity should recognize changes in the amount of the liability resulting from both the passage of time and revisions to either the timing or amount of the estimated cash flows.

     SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

     Management does not expect this pronouncement will have an impact on the 2002 financial statements.

     SFAS 144 "Impairment or Disposal of Long-Lived Assets" -- was issued to address significant implementation issues related to SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model to account for long-lived assets to be disposed of. SFAS 144 supersedes SFAS 121 as well as the provisions of Opinion 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, that address the disposal of a segment of a business. SFAS 144 also amends ARD 51, Consolidated Financial Statements, to eliminate the exception to consolidate a subsidiary for which control is likely to be temporary.

     SFAS 144 carries over the recognition and measurement provisions in SFAS
121. Accordingly, an entity should recognize an impairment loss if the carrying amount of a long-lived asset or asset group (a) is not

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

recoverable, and (b) exceeds its fair value. SFAS 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS 144 also provides guidance on using the probability-weighted approach or the best-estimate approach in developing estimated future cash flows to test recoverability.

     Unlike SFAS 121, SFAS 144 includes criteria that have to be met for an entity to classify a long-lived asset or asset group as held for sale. If the criteria to classify an asset as held for sale are met after the balance sheet date but before issuance of the financial statements, the asset group would continue to be classified as held and used in those financial statements when issued. The measurement of a long-lived asset or asset group classified as held for sale is at the lower of its carrying amount or fair value less cost to sell. Expected future losses associated with the operations of a long-lived asset or asset group classified as held for sale are excluded from that measurement.

     SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

     Management does not expect this pronouncement will have an impact on the 2002 financial statements.

NOTE B -- GOING CONCERN

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2001, the Company had an accumulated deficit of $136,441,923, a shareholders' deficit of $30,298,463 and has had substantial recurring losses. The consolidated operations of the Company have not achieved profitability and the Company has relied upon financing from the sale of its equity securities, liquidation of assets and debt financing to satisfy its obligations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     The Company's ability to continue as a going concern is subject to the attainment of profitable operations or obtaining necessary funding from outside sources. Management's plan with respect to this uncertainty includes reorganizing the Company and converting debt to equity, increasing sales of existing products to attempt to maintain a positive cash flow, evaluating new products and markets, and minimizing overhead and other costs. However, there can be no assurance that management will be successful.

NOTE C -- ACQUISITION

     On August 7, 2000, Donlar entered into an agreement with Donlar Biosyntrex to purchase 427,311 shares of Donlar Biosyntrex common stock, approximately 19.9% of the outstanding shares, in exchange for a $1,115,025, 10% note due December 31, 2000. On November 3, 2000, Donlar and Donlar Biosyntrex amended this agreement. The restructured transaction took place in three phases. First, Donlar Biosyntrex completed a 1 for 5 reverse split of its common stock. Secondly, Donlar paid $563,500 in cash as a partial payment on the $1,115,025 note and received 1,127,000 shares of Donlar Biosyntrex common stock.

     Thirdly, Donlar transferred the exclusive right to distribute and the exclusive right to all future sales from Donlar's crop nutrition management and oil field products to Donlar Biosyntrex. Donlar Biosyntrex also received the rights to certain research and development activities of Donlar and $1,850,000 in cash in exchange for issuing 40,152,520 additional shares of Donlar Biosyntrex common stock to Donlar, so that upon completion of these transactions, Donlar owned 96% of Donlar Biosyntrex common stock. Donlar also agreed to transfer to Donlar Biosyntrex the balance of its assets and related liabilities, except for Donlar's existing patent rights and all intellectual property relating to Donlar's genetic research activities.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The foregoing transactions represent a change in control of Donlar Biosyntrex since Donlar Corporation acquired 96% of Donlar Biosyntrex common stock and Donlar Corporation's senior management and Board of Directors succeeded to the same positions at Donlar Biosyntrex. Therefore, the transaction has been accounted for as a reverse acquisition by Donlar Biosyntrex but as a purchase by Donlar. For the year ended December 31, 2000, these financial statements include the activity of Donlar, and also include the activity of Donlar Biosyntrex subsequent to the date of acquisition, (November 3, 2000 through December 31, 2000). The fair value of the Donlar Corporation assets and businesses transferred to Donlar Biosyntrex was deemed to be more clearly evident than the fair value of the Donlar Biosyntrex business acquired by Donlar Corporation. The measure of the fair value of the Donlar Corporation assets and businesses in this case was 4% of the value of Donlar Corporation's stock. This was based on the amount of control Donlar Corporation gave up in return for the business operations of Donlar Biosyntrex. The fair value (4% of Donlar Corporation) was based on Donlar equity transactions totaling 1,342,084 shares all at $0.77 per share prior to the November 3, 2000 transaction. The purchase price of Donlar Biosyntrex is considered to be the estimated fair value of 4% of Donlar's stock, or $1,700,000, plus acquisition costs incurred of $338,953. In determining the fair value assigned to Donlar Corporation shares in the purchase price, the starting point used was a value of $0.77 per share for the common and preferred shares. This is the price that the shares had been issued to independent parties in 2000 and also the price at which much of the debt was convertible. As of the date of the acquisition, Donlar had approximately 56,500,000 shares outstanding, resulting in approximately $43,550,000 in market capitalization. Since Donlar shareholders gave up a 4% interest in substantially all of Donlar's assets, the purchase price would be $43,550,000 * 4%, resulting in a purchase price of approximately $1,700,000, the fair value used in the acquisition. The acquisition price was allocated as follows:

Cash........................................................  $     1,780
Accounts receivable.........................................       91,214
Inventory...................................................      168,040
Investments.................................................      864,434
Other assets................................................       38,236
Fixed assets................................................      125,000
Goodwill....................................................    1,552,073
Liabilities assumed.........................................   (1,140,777)
                                                              -----------
                                                              $ 1,700,000
                                                              ===========

     The acquisition was accounted for by the purchase method and the excess of the acquisition price over the fair value of the assets acquired is accounted for as goodwill and is being amortized over five years.

     Following is the summarized unaudited pro forma combined results of operations for the year ended December 31, 2000, assuming the acquisition had taken place at the beginning of the year. The unaudited pro forma results are not necessarily indicative of future results or results that would have been reported had the acquisition been completed when assumed.

Net sales...................................................   $  1,893,508
Net loss....................................................    (19,704,238)
Basic loss per share........................................          (2.38)

     During 2001, the Company determined its goodwill was impaired. This was due to negative cash flows from the above-mentioned acquisition and the decrease in revenue from the product lines included in the purchase. This impairment was $1,189,923 for the year ended December 31, 2001, and goodwill was reduced to zero.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE D -- DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Inventories
  Finished goods............................................   $1,215,697
  Raw materials.............................................    1,843,876
  Reserve for obsolescence..................................   (1,217,329)
                                                               ----------
                                                               $1,842,244
                                                               ==========
Payables and accrued expenses
  Trade payables............................................   $1,498,394
  Accrued interest..........................................    5,188,538
  Accrued other.............................................    2,401,861
                                                               $9,088,793

NOTE E -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment, along with corresponding estimated useful lives, consisted of the following:

                                                              USEFUL LIFE     AMOUNT
                                                              -----------   -----------
Land........................................................                $   566,782
Building....................................................    30 years      5,820,273
Laboratory and plant equipment..............................  5-10 years      7,467,403
Furniture and fixtures......................................   5-7 years        205,151
Leasehold improvements......................................   1-4 years         56,008
                                                                            -----------
  Total property, plant and equipment.......................                 14,115,617
Less accumulated depreciation and amortization..............                  4,546,517
                                                                            -----------
  Property, plant and equipment, net........................                $ 9,569,100
                                                                            ===========

NOTE F -- NOTES PAYABLE

     Notes payable consisted of the following:

  SHORT-TERM NOTES PAYABLE

Unsecured note payable to shareholder and director of the
  Company, due October 31, 2002, bearing interest at prime
  plus 2%, net of unamortized debt discount of $-0- at
  December 31, 2001.........................................  $3,000,000
Unsecured note payable to shareholder and director of the
  Company, due December 31, 2001, bearing interest at prime
  plus 2%...................................................      50,000
Unsecured note payable to shareholder and director of the
  Company, due September 6, 2002, with no stated interest
  rate......................................................      21,000
Demand note payable to shareholder of the Company, bearing
  interest at 11%, collateralized by a stock pledge
  agreement covering all of the shares of Donlar Biosyntrex
  common stock currently held by Donlar.....................     252,000
Unsecured note payable to shareholder of the Company due
  July 17, 2002, bearing interest at prime plus 2%..........      50,000

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Unsecured note payable to a shareholder and director of the
  Company, due September 30, 2002, bearing interest at 11%
  per annum, collateralized by a second lien on the patents
  held by Donlar, net of unamortized debt discount of
  $769,725 at December 31, 2001.............................   4,361,782
                                                              ----------
                                                              $7,734,782
                                                              ==========

  LONG-TERM NOTES PAYABLE

Notes payable to venture capital shareholders of the
  Company, $7,000,000 due June 2, 2006, and $2,000,000 due
  December 31, 2006, bearing interest at 10% per annum,
  payable quarterly in cash or in kind at Donlar's option,
  collateralized by a third lien on patents held by Donlar
  and a second lien on all assets of Donlar Biosyntrex......  $9,000,000
                                                              ----------
                                                              $9,000,000
                                                              ==========

     In 2000, the Company issued a note to Dr. Robert G. Martin, a director and shareholder, in the amount of $3,000,000. This note bears interest at prime plus 2% (6.75% at December 31, 2001) and had a maturity date of April 30, 2001. The note was amended and now has a maturity date of October 31, 2002. In connection with that transaction, Donlar issued Dr. Martin a warrant to purchase shares of its common stock at $0.01 a share. The total number of shares subject to the warrant is equal to 15% of the total common stock of Donlar (19,558,320 shares) and will be increased to 30% of the total common stock if the note is not paid in full at the maturity date. This warrant has an expiration date of December 31, 2006. The value of the warrant on the date of issuance was $14,864,323, computed using the Black-Scholes option pricing method. The $3,000,000 proceeds were allocated to the note ($503,798) and paid-in capital for the warrant ($2,496,202) based on the relative fair value of securities issued. The related debt discount associated with the warrant is being amortized over the life of the Note, and recognized as interest expense.

     In 1996, Donlar received $26,000,000 from the venture capital shareholders in exchange for (a) unsecured notes payable, which are convertible into shares of Donlar Series A and B preferred stock, (b) Series C preferred stock of Donlar, (c) shares in one of the Donlar's subsidiaries, (d) warrants to purchase common stock of Donlar and (e) future royalty payments. The proceeds were allocated to the equity instruments and liabilities based upon estimated fair market value as follows. The fair value of the expected stream of royalty payments was estimated to be $3,500,000. The Series C preferred stock's primary feature was voting rights. The stock had no liquidation preference or redemption or conversion features, nor did it provide for dividends. Since this stock had only minimal value, a nominal $1,000 was estimated to be the fair market value. The shares of Donlar's subsidiary were assigned a value of $1,000, since the subsidiary had no operations and was subsequently dissolved. The value of the warrants was estimated to be zero since they were performance-based warrants, which management estimated would not be exercisable based on projections. The face amount of the convertible notes was $26,000,000. A debt discount totaling $3,502,000 was recorded and was amortized over the three-year period of the related debt.

     The convertible notes contained an automatic conversion provision. In 1997, holders of convertible notes aggregating $4,000,000 (face amount) surrendered their notes following a notice and request by Donlar for conversion. In 1999, the holders of the notes aggregating $22,000,000 entered into a settlement agreement with Donlar, under the terms of which (a) Donlar paid the note holders $8 million in cash and $9 million in 10% seven-year notes, (b) the warrants, royalty rights and Donlar's Series B and C preferred stock held by the note holders were cancelled, and (c) the convertible notes were converted into 20,278,456 shares of Donlar Series A preferred stock. These convertible note holders are entitled to receive one share of Donlar's common or Series A preferred stock for every three shares of common or Series A preferred stock issued by Donlar in

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the future as a result of the exercise or conversion of options, warrants and convertible debt of Donlar outstanding at December 31, 1999, with exercise or conversion prices greater than $1.00 per share.

     Dr. Martin deposited into an escrow account $1,000,000, which was paid to holders of convertible notes in connection with the 1999 settlement described above. In exchange for the $1,000,000, Donlar issued to Dr. Martin a one-year unsecured note, bearing interest at 10%, due on December 31, 2000, and a seven-year warrant to purchase 4,347,826 shares of Donlar Series A preferred stock at $0.23 per share. The value of the warrant at the time of issuance was $2,811,739, computed using the Black-Scholes option pricing method. The $1,000,000 proceeds were allocated to the note ($262,348 net of debt discount) and paid-in capital ($737,652) for the warrant based on the relative fair value of the securities issued. The note was paid in full in 2000.

     In 1999, Donlar borrowed $5,131,507 from Dr. Martin, in exchange for a $5,131,507, 11% note payable due on September 30, 2002. The note requires quarterly interest only payments prior to the lump-sum principal repayment in 2002. The note is collateralized by a second lien on the patents held by Donlar. These interest payments were not made in 2001. In connection with this transaction, Donlar issued Dr. Martin seven-year warrants to purchase 12,000,000 shares of Donlar Series A preferred stock at $0.23 per share. The proceeds from issuance of the note and warrants, $5,131,507, were allocated to the note ($2,052,603) and paid-in capital ($3,078,904) based on the relative fair values of the securities issued.

     Convertible debt consisted of the following:

Unsecured notes payable, due April 15, 2001, bearing
  interest at 12%, convertible into a variable number of
  shares of Donlar Series A preferred stock at 90% of the
  per share value of an initial public offering of Donlar or strategic investment, net of unamortized debt discount of
  $-0- at December 31, 2001.................................  $   763,500
Note payable, collateralized by all the Company's tangible
  and intangible assets, due January 1, 2005, bearing
  interest at 10% per annum, convertible into shares of
  Donlar common stock at $1.01 per share, net of unamortized
  debt discount of $1,322,352 at December 31, 2001..........   15,789,636
Unsecured notes payable, due on various dates in 2005,
  bearing interest at 15%, convertible into a variable
  number of shares of Donlar Series A preferred stock at
  $1.01 per share, or $0.505 per share upon an initial
  public offering of Donlar, net of unamortized debt
  discount of $290,498 at December 31, 2001.................    1,476,464
Unsecured note payable, due July 17, 2005, bearing interest
  at 12%, convertible into a variable number of shares of
  Donlar Series A preferred stock at $1.01 per share, or
  $0.505 per share upon an initial public offering of
  Donlar....................................................      150,000
Unsecured notes payable to a shareholder/director of Donlar, due on various dates in 2005, bearing interest at 15%,
  convertible into a variable number of shares of Donlar
  Series A preferred stock at $0.77 per share, or $0.385 per share upon an initial public offering of Donlar, net of
  unamortized debt discount of $715,354 at December 31,
  2001......................................................      284,646
                                                              -----------
                                                               18,464,246
Less current portion........................................    1,751,027
                                                              -----------
                                                              $16,713,219
                                                              ===========

     In 1998, Donlar received $763,500 from certain shareholders in exchange for
(a) 12% three-year notes convertible into Donlar Series A preferred stock at 90% of the per share value of an initial public offering or a future equity investment in Donlar of at least $15,000,000; and (b) ten-year warrants for $763,500 in Donlar Series A preferred stock, exercisable at the per share value of the next equity investment in Donlar of at least $15,000,000. A debt discount of $551,000 recorded to reflect the value of the warrants is being amortized over

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

a 36-month period beginning April 15, 1998. The number of shares into which the notes are convertible is subject to a minimum such that, if necessary, at the time of an initial public offering or the next equity investment in Donlar of at least $15,000,000, the value of participating shareholders' shares, options and warrants would be at least 150% of the shareholders' $2,763,586 basis in these and prior investments.

     During 1997, Donlar borrowed $5,000,000 from a commercial bank collateralized by a mortgage on Donlar's Peru, Illinois plant and equipment. This transaction was supported by the commitment of a group of insurance companies, which were shareholders of Donlar, to purchase the $5,000,000 note and related mortgage from the bank. The note bore interest at 9.77% and required quarterly interest only payments in 1998 and quarterly interest and principal payments based on a 15-year amortization schedule for the next four years with the remaining balance due on January 1, 2003. The loan was required to be repaid on completion of an initial public offering with a 1% prepayment penalty if an offering were completed in 1998.

     In 1998, the $5,000,000 note described in the preceding paragraph and 915,000 shares of Donlar Series A preferred stock owned by the group of insurance companies (referred to above) were purchased by Donlar and restructured into a 7% five-year note convertible into shares of Donlar common stock at $5.00 per share or 85% of the per share value of a future public offering or strategic equity investment in Donlar of at least $15,000,000. Cash proceeds to Donlar were $1,400,000. Interest of $478,067 was recorded over the seven-month period until the outstanding obligation equaled the face amount of the note, $12,032,357, on February 1, 1999. Thereafter, Donlar was required to make quarterly principal and interest payments on a 15-year amortization schedule and a final balloon payment on April 1, 2003. The convertible note was collateralized by all the tangible assets of the Company.

     With the agreement of the note holders referred to in the preceding paragraph, the two $323,465 payments of principal and interest scheduled for July 1 and October 1, 1999, were deferred until December 30, 1999, at which time, Donlar and the note holder restructured the note, accrued interest and late fees on the note as well as an additional $5,000,000 of cash proceeds to Donlar, into a new $17,639,648 convertible note.

     The amended and restated note bears interest at 10% and requires quarterly interest and principal payments based on a 15-year amortization schedule, with the remaining balance due January 1, 2005. The note is convertible in whole or in part into shares of Donlar Series A preferred stock at an exercise price of $1.01 per share. The note is collateralized by all the Company's tangible and intangible assets. In connection with the issuance of the note, Donlar granted the insurance companies a 7-year warrant for the purchase of 6,025,171 shares of Donlar common stock at an exercise price of $0.01 per share. The $5,000,000 proceeds were allocated to the note ($2,796,146) and paid-in capital ($2,203,854) based on the relative fair value of the securities issued.

     In 2000, Donlar received $1,767,000 from certain shareholders in exchange for (a) five year 15% notes convertible into shares of Donlar Series A preferred stock at $1.01 per share, or $0.505 per share in the event of an initial public offering, and (b) five year warrants to purchase 773,062 shares of Donlar Series A preferred stock at $0.01 per share. The cash proceeds were allocated to the note and warrant based on the relative fair value of the securities issued. The value of the warrants at the time of issuance was $587,527 calculated using the Black Scholes option pricing model. The $1,767,000 proceeds were allocated to the note ($1,326,079) and paid-in-capital for the warrants ($440,921) based on the relative fair value of securities issued.

     In 2000, Dr. Martin paid $1,000,000 for (a) five year 15% note convertible into shares of Donlar Series A preferred stock at $0.77 per share, or $0.385 per share in the event of in initial public offering and (b) five year warrant to purchase 4,069,262 shares of Donlar Series A stock at $0.01 per share. Dr. Martin was also granted a 1% royalty on all Donlar sales for ten years. The cash proceeds were allocated to the note, warrant and royalty obligation based on the relative fair value of the securities issued and the present value of the projected revenue stream. The value of the warrant at the time of issuance was $3,092,639 calculated using the Black Scholes option pricing model. The $1,000,000 proceeds were allocated to the note ($244,341) and paid-in-

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

capital for the warrant ($755,659) based on the relative fair value of securities issued. An additional debt discount was recorded on this note because of its beneficial conversion factor. This additional discount left the book value of the note at $-0-.

     Another investor purchased for $150,000 a five year 12% note convertible into shares of Donlar Series A preferred stock at $1.01 per share, or $.505 per share in the event of an initial public offering.

 DEBT MATURITIES

     At December 31, 2001, the notes payable and convertible debt mature as follows:

2002........................................................  $10,255,536
2003........................................................      711,287
2004........................................................      785,128
2005........................................................   17,545,006
2006........................................................    9,000,000
                                                              -----------
                                                               38,296,957
Less imputed interest.......................................    3,097,929
                                                              -----------
                                                              $35,199,028
                                                              ===========

NOTE G -- INCOME TAXES

     The benefit for income taxes is different than amounts, which would be provided by applying the statutory Federal income tax rate to loss before benefit for income taxes for the following reasons:

                                                               YEARS ENDED
                                                               DECEMBER 31
                                                              -------------
                                                              2001    2000
                                                              -----   -----
Federal income tax benefit at statutory rate................   34.0%   34.0%
State income tax benefit....................................    4.6     4.6
Permanent differences.......................................  (13.2)   (5.5)
Valuation allowance.........................................  (25.4)  (33.1)
                                                              =====   =====
Federal income tax benefit at statutory rate................   00.0%   00.0%
                                                              =====   =====

     Deferred tax assets are comprised of the following:

Net operating loss carryforwards............................  $21,152,000
Write-down of assets........................................      663,000
Allowance for bad debts.....................................        5,000
Inventory...................................................       87,000
Other accounts..............................................       30,000
Valuation allowance.........................................  (21,937,000)
                                                              -----------
                                                              $        --
                                                              ===========

     The Company's net operating loss carryforward benefit and valuation allowance were reduced for the expiration of both the investment tax credit carryforward and a portion of the net operating loss carryforward.

     As of December 31, 2000, the Company had net operating loss carryforwards ("NOL's") for Federal income tax reporting purposes of approximately $55,000,000. These NOL's will expire over time between 2001

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

through 2020. There can be no assurance that all of these NOL's will be available to offset future taxable income, if any. An NOL generated in a particular year will expire for Federal income tax purposes if not utilized within 15 to 20 years, depending on when the NOL's were generated. Additionally, the Internal Revenue Code contains other provisions, which could reduce or limit the availability and utilization of these NOL's. For example, limitations are imposed on the utilization of NOL's if certain ownership changes have taken place. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that some portion of the deferred income tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the NOL's, the Company has established a valuation allowance for all of its deferred income tax assets.

     The Company could be subject to alternative minimum tax, which the NOL's cannot be used to offset; however, an assessment has not yet been determined.

NOTE H -- GAIN ON SALE OF PRODUCT LINE

     In 2000, the Company's subsidiary sold its Nite Bite product line for $1,482,000. A retention reserve of 10% was established in the amount of $148,200. The retention reserve had an allowance booked against it at the date Donlar Biosyntrex was acquired by Donlar. In 2001, the Company received the full retention reserve, and a gain of $100,000 was recorded.

NOTE I -- COMMON AND PREFERRED STOCK

     Donlar's authorized common and preferred stock as of December 31, 2001 was 60,000,000 shares of common stock with no par value, and 38,000,000 shares of preferred stock with no par value.

NOTE J -- EQUITY TRANSACTIONS

     In January 2001, Donlar sold 1,500,000 shares of its common stock to an investor for $714,593. These shares were issued for cash.

     In January 2001, the Company entered into an agreement with a media relations firm. This agreement was for a period of one year. The Company issued the firm a warrant to purchase 1,250,000 shares of Donlar Biosyntrex common stock at an exercise price of $0.01 per share. This warrant could only be exercised if, in the Company's opinion, the media relations firm satisfied its obligations under the agreement. This agreement and the warrant were cancelled in April 2001 when the Company entered into a new agreement effective January 20, 2001 with the same media relations firm. The term of the new agreement was one year and the Company issued 500,000 shares of Donlar Biosyntrex common stock to the media relations firm in connection with the execution of the agreement. The Company recorded $468,750 of general and administrative expenses which is the fair value of the stock issued. These shares were issued in exchange for services rendered. Additionally, the Company issued the media relations firm 750,000 shares of Donlar Biosyntrex common stock which are being held in an escrow account by the media relations firm until satisfaction of the terms of the agreement. The fair value of these 750,000 shares were recorded as deferred compensation in the amount of $703,125. This amount was amortized over one year, the life of the agreement, as adjusted for changes in fair value over the term of the agreement. The Company believes that the conditions for the release of the 750,000 shares to the media relations firm from escrow were not satisfied and the Company has requested return of the shares.

     In March 2001, an investment advisor exercised a warrant to purchase 400,000 shares of Donlar Biosyntrex common stock for $0.01 a share, pursuant to its August 2000 agreement with the Company. These shares were issued for cash.

     In April 2001, the Company entered into a management services agreement with an investment advisor. In exchange for the services performed relating to potential acquisitions, the Company issued 1,000,000 shares

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of Donlar Biosyntrex common stock to the investment advisor. The Company recorded $1,230,000 in general and administrative expenses during April 2001 equal to the fair value of these shares. These shares were issued for services rendered.

     On May 11, 2001, the Company issued a warrant to purchase 500,000 shares of common stock at $2.50 a share to the investment advisor referred to above. In connection with this transaction, the Company recorded $403,900 of general and administrative expenses, which is the fair value of the warrant issued. The fair value of the warrant is estimated using the Black-Scholes pricing model, with an expected volatility of 145%, a risk-free interest rate of 5% and 0% dividend yield. On June 6, 2001, this investment advisor partially exercised the warrant to purchase 18,000 shares. This warrant was issued for services rendered and the partial exercise of the warrant was done in cash.

     In November 2000, Donlar Biosyntrex issued and delivered 8,000,000 shares of its common stock, representing approximately 17% of Donlar Biosyntrex, to a shareholder and former director of Donlar so that he could pledge that stock to a commercial bank as collateral for a loan. Donlar agreed to the surrender for cancellation of 8,000,000 shares of Donlar Biosyntrex common stock held by Donlar. The issuance of 8,000,000 shares by Donlar Biosyntrex and the surrender by Donlar of 8,000,000 shares, together with other unrelated stock issuances by Donlar Biosyntrex, increased the minority interest from 4% to 32%. Donlar recognized a receivable from the former director and shareholder in connection with the transfer of 8,000,000 shares in its subsidiary, Donlar Biosyntrex. The receivable was recorded by Donlar Biosyntrex and Donlar at fair value, $8,000,000. In June 2002, the former director and shareholder agreed to cancel 4,289,816 shares of Donlar stock held by him in satisfaction of the receivable. The relationship of 8,000,000 shares to 4,289,816 is based on the exchange ratios referred to in the discussion of the merger.

     The original issuance by Donlar Biosyntrex of the 8,000,000 shares of common stock was recorded as a shareholder receivable at the fair value at the date of issuance ($1.00 per share). The shareholder was deemed to be an affiliate of Donlar Biosyntrex, and therefore, the receiveable was recorded as a contra equity account. On August 13, 2001, in satisfaction of the receivable, the shareholder surrendered all his shares of Donlar Corporation stock to Donlar Corporation and Donlar Corporation surrendered 8,000,000 shares of Donlar Biosyntrex common stock held by Donlar Corporation to Donlar Biosyntrex. The surrender of shares has been recorded as an acquisition of Treasury Stock. Donlar incurred a loss on the receivable of $5,360,000 because of the difference in the fair value of the stock between the issue and the settlement date.

     Prior to January 1, 2000, Donlar in various transactions issued 14,369,528 shares of Series A Preferred stock in excess of the authorized shares of that class of stock. To eliminate the over-issuance, two shareholders of the Company who are directors agreed in 2002 to exchange 14,369,528 shares of Series A Preferred stock of Donlar owned by them for an equal number of shares of common stock of Donlar.

NOTE K -- STOCK OPTIONS AND WARRANTS

     Donlar has established a Stock Incentive Plan (the "Plan"), which allows for the granting of incentive stock options, nonqualified stock options, stock appreciation rights and the award of common stock to certain individuals, including employees, officers, directors consultants, and others as designated by the Board of Directors. Under the terms of the Plan, the exercise prices for incentive stock options shall not be less than the fair market value at the date of grant.

     The exercise price for nonqualified stock options shall not be less than the lesser of:

          (1) the book value per share of common stock as of the end of the year of Donlar immediately preceding the date of grant, or

          (2) 50% of the fair market value per share of Donlar common stock on the date of grant.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Options are exercisable within periods determined by the Board of Directors but may not exceed ten years from the date of grant.

     A summary of Donlar stock option activity is as follows:

                                                                                  WEIGHTED
                                                  NUMBER OF   EXERCISE PRICE      AVERAGE
COMMON STOCK                                       SHARES         RANGE        EXERCISE PRICE
------------                                      ---------   --------------   --------------
Outstanding at January 1, 2000..................  2,446,327    $0.30 - 5.50        $0.35
  Granted.......................................         --              --           --
  Exercised.....................................         --              --           --
  Cancelled.....................................         --              --           --
                                                  ---------    ------------        -----
Outstanding at December 31, 2000................  2,446,327     0.30 - 5.50         0.35
  Granted.......................................         --              --           --
  Exercised.....................................         --              --           --
  Cancelled.....................................   (246,111)    0.30 - 1.00         0.40
                                                  ---------    ------------        -----
Outstanding at December 31, 2001................  2,200,216      .30 - 5.50          .34
                                                  =========
Exercisable at December 31, 2001................  2,190,216    $ .30 - 5.50        $ .42
                                                  =========    ============        =====

                                                                                WEIGHTED
                                                  NUMBER OF     EXERCISE        AVERAGE
SERIES A PREFERRED STOCK                           SHARES     PRICE RANGE    EXERCISE PRICE
------------------------                          ---------   ------------   --------------
Outstanding at January 1, 2000..................   494,248    $3.00 - 5.50       $4.32
  Granted.......................................        --              --          --
  Exercised.....................................        --              --          --
  Cancelled.....................................        --              --          --
                                                   -------    ------------       -----
Outstanding at December 31, 2000................   494,248     3.00 - 5.50        4.32
  Granted.......................................        --              --          --
  Exercised.....................................        --              --          --
  Cancelled.....................................   (37,000)    5.00 - 5.50        5.27
                                                   -------    ------------       -----
Outstanding at December 31, 2001................   457,248     3.00 - 5.50        4.25
                                                   =======
Exercisable at December 31, 2001................   445,248    $3.00 - 5.50       $4.12
                                                   =======    ============       =====

     When accounting for the issuance of stock options and warrants, financial accounting standards allow entities the choice between adopting a fair value method or an intrinsic value method with footnote disclosures of the pro forma effects if the fair value method had been adopted. Donlar has opted for the latter approach. Had Donlar options and warrants been determined based on the fair value method, the results of operations would have been reduced to the pro forma amounts indicated below:

                                                            YEARS ENDED DECEMBER 31,
                                                           ---------------------------
                                                               2001           2000
                                                           ------------   ------------
Net loss applicable to common shares -- as reported......  $(16,105,313)  $(12,663,870)
Net loss applicable to common shares -- pro forma........   (16,133,199)   (13,023,339)

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                              YEARS ENDED DECEMBER 31
                                                              ------------------------
                                                                2001           2000
                                                              ---------      ---------
Expected dividend yield.....................................  $     --       $     --
Expected stock price volatility.............................        55%            55%
Risk-free interest rate.....................................       5.8%           5.8%
Expected life of options....................................   7 years        7 years

     A summary of Donlar warrant activity is as follows:

                                                                                WEIGHTED
                                                 NUMBER OF      EXERCISE        AVERAGE
COMMON STOCK                                       SHARES     PRICE RANGE    EXERCISE PRICE
------------                                     ----------   ------------   --------------
Outstanding at January 1, 2000.................   6,296,788   $0.01 - 0.30       $ .02
  Granted......................................  19,558,320            .01         .01
  Exercised....................................          --             --          --
  Cancelled....................................          --             --          --
                                                 ----------   ------------       -----
Outstanding at December 31, 2000...............  25,855,108   $0.01 - 0.30        0.01
  Granted......................................          --             --          --
  Exercised....................................          --             --          --
  Cancelled....................................          --             --          --
                                                 ----------   ------------       -----
Outstanding at December 31, 2001...............  25,855,108   $0.01 - 0.30       $0.01
                                                 ==========   ============       =====

                                                                                WEIGHTED
                                                 NUMBER OF      EXERCISE        AVERAGE
SERIES A PREFERRED STOCK                           SHARES     PRICE RANGE    EXERCISE PRICE
------------------------                         ----------   ------------   --------------
Outstanding at January 1, 2000.................  18,113,908   $0.01 - 5.00       $ .48
  Granted......................................   4,842,324            .01         .01
  Exercised....................................  (4,347,826)           .23         .23
  Cancelled....................................          --             --          --
                                                 ----------   ------------       -----
Outstanding at December 31, 2000...............  18,608,406   $0.01 - 5.00        0.41
  Granted......................................          --             --          --
  Exercised....................................          --             --          --
  Cancelled....................................          --             --          --
                                                 ----------   ------------       -----
Outstanding at December 31, 2001...............  18,608,406   $0.01 - 5.00       $0.21
                                                 ==========   ============       =====

NOTE L -- BENEFIT PLANS

     In 1996, Donlar adopted a 401(k) savings plan. Employees meeting certain eligibility requirements, as defined, may contribute a percentage of pretax gross wages up to the legally defined deferral limit. Donlar may make discretionary contributions. As of December 31, 2001 and 2000, Donlar has not made any contributions to the plan.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE M -- RELATED-PARTY TRANSACTIONS

     During 2000, Donlar entered into a management consulting agreement with a shareholder and director of Donlar. The agreement provides that in consideration of the services provided by the consultant, a consulting fee will be earned, equivalent to 1% of all sales of polymer products that occur during each year of the term of the agreement. The initial payment is to be made on or before April 15, 2001, and a final payment on or before April 15, 2010. The amount accrued at December 31, 2001, was approximately $28,500.

     During 2000, Donlar entered into a one-year consulting agreement with the former president of Donlar Biosyntrex for a consulting fee of $125,000 payable on equal monthly installments. The entire fee was paid during 2001 through the issuance of shares of Donlar Biosyntrex stock.

NOTE N -- OPERATING LEASES

     The Company leases its facilities related to continuing operations under noncancellable operating leases, which expire through February 2006. Lease expense for years ended December 31, 2001 and 2000, was approximately $226,763 and $51,000, respectively. Future minimum lease commitments are as follows:

FISCAL YEAR                                                   AMOUNT
-----------                                                   -------
2002........................................................  $21,416
2003........................................................   11,460
2004........................................................   11,460
2005........................................................    8,982
2006........................................................      594
                                                              -------
                                                              $53,912
                                                              =======

NOTE O -- COMMITMENTS AND CONTINGENCIES

     In 1994, the Company entered into a licensing agreement with a shareholder for the use of patent rights. The licensing agreement requires the Company to pay $7,500,000 in cumulative royalties. Annual payments are based upon sales volume except that minimum annual payments of $50,000 are required to be made beginning year 2000. Royalty payments, as a percentage of sales, are 4% for the first $2,000,000 in royalties, decreasing one percentage point to a floor of 1% for each $2,000,000 in royalties paid until $7,500,000 in cumulative royalties is paid. Royalty expense relating to this agreement was $9,557 and $10,874 for the years ended December 31, 2001 and 2000, respectively. The amount accrued at December 31, 2001, was approximately $163,000.

     The Company has an employment agreement with the President expiring on June 30, 2003, providing for minimum aggregate annual payments of $185,000 and severance in the event of termination. Under the agreement, the President is also eligible for cash and stock bonuses.

     The Company has an employment agreement with its chief operating officer expiring on September 7, 2003, renewing for three additional years if certain sales goals are met and providing for minimum aggregate annual payments of $160,000 plus an automobile allowance and severance in the event of termination. Under the agreement, the chief operating officer is also eligible for incentive cash and stock bonuses.

     Donlar and the Vice President of Research of its subsidiary, Donlar Pharmaceutical Corporation, entered into an agreement in May 1997, whereby Donlar purchased certain patents relating to the use of polyaspartates in a wide variety of allergic conditions. In return for those patents, the Vice President was granted a 10% interest in Donlar Pharmaceutical Corporation and the right to receive royalties on sales of products based on those patents at rates ranging from 0.5% to 2.0%, to a maximum aggregate royalty of $10 million. No

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

value has been assigned to the acquired patents. The length of time involved in realizing the value from a pharmaceutical patent makes such a valuation not determinable.

 LITIGATION

     Because of the nature of its activities, the Company is subject to legal actions, which arise in the normal course of business. In the opinion of management, the disposition of any such matters would not have a material effect on the consolidated financial position of the Company.

NOTE P -- SIGNIFICANT SOURCE OF REVENUES

     The Company had sales to certain customers that have accounted for at least 10% of the Company's net revenue. Revenues from external foreign customers totaled $1,791,911 during 2001. Customer information is as follows for the years ended December 31, 2001 and 2000:

                                                                             PERCENTAGE OF
                                                           PERCENTAGE OF       ACCOUNTS
                                                            NET REVENUES      RECEIVABLE
                                                           --------------    -------------
                                                           2001     2000         2001
                                                           -----    -----    -------------
Customer A...............................................  12.7%    29.1%         0.0%
Customer B...............................................  23.6     10.3         38.5
Customer C...............................................  21.6      4.1         20.1

NOTE Q -- SUBSEQUENT EVENTS

     On March 18, 2002, the Company entered into a bridge loan of $2.127 million. The loan agreement states proceeds are to be used to pay down certain accounts payable and certain short-term debt, provide working capital and pay for expenses related to the restructuring of the Company. The bridge loan bears interest at 11% and has a maturity date of March 18, 2003. As a condition to this new loan, the Company had to obtain approval of a debt restructuring from some of its other noteholders.

     In addition, the terms of existing loans to the Company are expected to be renegotiated to make the obligation total approximately $19,200,000, which will reflect the original loans and accrued interest. The restated loans will be divided into two loans. The first loan will have a principal balance of $10,180,000, bears interest at 9%, until March 18, 2003, at which time interest will be payable. Principal payments are to be made at $222,500 per quarter. Any unpaid principal and interest will be due on March 31, 2007. The second loan will have a principal balance of $9,000,000 and bear interest at 1%, no payments of which will be required until March 31, 2005. Any unpaid principal and interest will be due on March 31, 2007.

     Each of the loans will be convertible at the option of the holder into common stock of Donlar Biosyntrex. The restated loans will convert at a rate of one share per $0.68 of outstanding principal of the loans.

     In addition, two major debt holders will exchange approximately $18,800,000 of notes payable into convertible preferred stock.

     The restructuring plan calls for Donlar Biosyntrex to be merged into Donlar during 2002. The shareholders of Donlar Biosyntrex will receive 0.26 shares of Donlar common stock for each share of Donlar Biosyntrex.

     In connection with the restructuring plan, the Company has reached agreements to issue 465,000 share of common stock of Donlar after the merger to accounts payable and other creditors as payment for open payables and claims against either Donlar or Donlar Biosyntrex. The issuances will result in an adjustment to debt conversion expense of $92,400. The issuances of the shares are contingent upon the merger.

                      DONLAR CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE R -- RESTATEMENT

     At December 31, 2000, debt discount, interest expense, net loss and per share amounts have been adjusted from previously reported amounts to reverse repayment of Donlar Corporation debt in the amount of $3,000,000 and the exercise of warrants to purchase 19,559,432 common shares and 16,408,324 preferred shares of Donlar Corporation stock for a total exercise price of $3,000,000. The transaction could not be completed due to the lack of authorized shares. The financial statements have been corrected to reflect the unwinding of the transaction. Net loss for 2000 was increased by $1,050,103 ($0.03 per share).

     On November 27, 2002, the Company determined that the November 2000 issuance of 8,000,000 shares of common stock, which had been recorded at no value, should have been recorded at $8,000,000, or $1.00 per share, offset by a contra receivable in the same amount as discussed in Note J. Further, the Company determined that the August 2001 surrender by the Company's shareholders of 4,289,816 shares of the Company in satisfaction of the $8,000,000 receivable resulted in a loss on the receivable of $5,360,000 because of the difference in the fair value of the stock between the issue and the settlement date. The net loss for 2001 was increased by $5,360,000 ($0.08 per share).

                                                                      APPENDIX A

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 7, 2002, is made by and among Donlar Corporation, an Illinois corporation ("Donlar") and Donlar Biosyntrex Corporation, a Nevada corporation and Donlar's majority owned subsidiary ("Donlar Bio").

     WHEREAS, Donlar owns 33,279,520 shares of Donlar Bio (formerly Biomune Systems, Inc.) comprising approximately 68% of the outstanding shares of Donlar Bio;

     WHEREAS, Donlar and Donlar Bio together have entered into a bridge loan agreement dated March 18, 2002, (the "Loan Agreement") with Tennessee Farmers Life Insurance Company, a Tennessee corporation licensed to sell life insurance in Tennessee, and its affiliates ("Tennessee Farmers");

     WHEREAS, in consideration for Tennessee Farmers entering into the Loan Agreement, Donlar and Donlar Bio have agreed to use their best efforts to merge on or before July 7, 2002 or such later date as agreed by Tennessee Farmers (the "Completion Date");

     WHEREAS, Tennessee Farmers has extended the date for completion of the merger to September 1, 2002;

     WHEREAS, the merger of Donlar and Donlar Bio is subject to the approval of the shareholders of Donlar and Donlar Bio.;

     WHEREAS, the Loan Agreement provides that it is an event of default thereunder if Donlar and Donlar Bio fail to merge on or before the Completion Date; and

     WHEREAS, the boards of directors of Donlar Bio and Donlar have each approved this Agreement and the merger of Donlar Bio with and into Donlar, and deem it advisable and in the best interests of their respective shareholders to consummate the merger of Donlar Bio and Donlar upon the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     1.1 The Merger. Donlar Bio shall be merged with and into Donlar (the "Merger"), and the separate corporate existence of Donlar Bio shall cease. After the Merger, Donlar shall continue as the surviving corporation (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effect as provided in the applicable provisions of the Nevada Private Corporations Act and the Business Corporation Act of the State of Illinois. Without limiting the generality of the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of Donlar and Donlar Bio shall vest in the Surviving Corporation, and all obligations, duties, debts and liabilities of Donlar and Donlar Bio shall be the obligations, duties, debts and liabilities of the Surviving Corporation.

     1.2 Approval of the Merger. Donlar agrees: (i) to vote all of its shares of common stock of Donlar Bio in favor of the approval of this Agreement and the transactions contemplated hereby; and (ii) to use its best efforts to obtain the vote of the holders of its capital stock in favor of the approval of this Agreement and the transactions contemplated hereby.

     1.3 Effective Time. Subject to the terms and conditions hereof, as soon as practicable, Donlar Bio and Donlar will cause an Information Statement and a Form S-4 Registration Statement for use in connection with the Merger to be prepared and filed with the Securities and Exchange Commission (the "SEC"), in such form and executed as provided in the Securities Act of 1933, as amended (the "Securities Act"), and the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Upon the effectiveness of the Form S-4 Registration Statement, Donlar and Donlar Bio will distribute the Information Statement to their shareholders for use in connection with the meetings of shareholders of Donlar and Donlar Bio to approve the Merger. The meetings of these shareholders shall be held no later than thirty (30) days after the effectiveness of the Form S-4 Registration Statement, unless otherwise agreed to by Tennessee Farmers. The Merger shall become effective on the date the Articles of Merger ("Articles of Merger") are filed with the Secretaries of State of Illinois and Nevada, which shall be the date on which the Merger is approved by the shareholders of both Donlar and Donlar Bio, or at such other time as is agreed upon by Donlar, Donlar Bio and Tennessee Farmers, and such date or time, as applicable, is hereinafter referred to as the "Effective Time." In no event shall the Effective Time be later than September 1, 2002, or such later date as is agreed by Tennessee Farmers.

     1.4 Directors and Officers of the Surviving Corporation.

     (a) The directors of Donlar immediately prior to the Effective Time shall, from and after the Effective Time, remain directors of the Surviving Corporation.

     (b) The officers of Donlar immediately prior to the Effective Time shall, from and after the Effective Time, remain officers of the Surviving Corporation.

     1.5 Articles of Incorporation and Bylaws.

     (a) As of the Effective Time, the articles of incorporation of Surviving Corporation shall be the amended and restated articles of incorporation of Donlar, attached hereto as Exhibit A.

     (b) As of the Effective Time, the bylaws of the Surviving Corporation shall be the amended and restated bylaws of Donlar, attached hereto as Exhibit B.

                                   ARTICLE 2

                              CONVERSION OF SHARES

     2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders of the capital stock of Donlar and Donlar Bio, the holders of the capital stock of Donlar and Donlar Bio shall have their shares of capital stock converted into the right to receive shares of the common stock of the Surviving Company as follows:

          (a) All issued and outstanding shares of Donlar Bio common stock owned by Donlar (33,279,520 shares) shall be canceled.

          (b) All issued and outstanding shares of Donlar Bio common stock owned by the shareholders of Donlar Bio other than Donlar (15,537,142 shares) shall be converted into the right to receive in the aggregate, Four Million Thirty Nine Thousand Four Hundred Seventy-Six (4,039,476 shares) fully paid and nonassessable shares of common stock of the Surviving Corporation at the rate of .25998836 shares of the Surviving Corporation common stock for each share of Donlar Bio common stock.

          (c) All issued and outstanding shares of Donlar Bio Series A Preferred stock (39,124 shares) shall be converted into the right to receive in the aggregate, Twenty-One Thousand (21,000 shares) fully paid and nonassessable shares of common stock of the Surviving Corporation at the rate of one share of the Surviving Corporation common stock for each originally issued share of Donlar Bio Series A Preferred stock (i.e., excluding dividend shares).

          (d) All issued and outstanding shares of Donlar Bio Series B Preferred stock (449 shares) shall be converted into the right to receive in the aggregate, One Hundred Seventeen (117 shares) fully paid and nonassessable shares of common stock of the Surviving Corporation at the rate of .25998836 shares of the Surviving Corporation common stock for each share of Donlar Bio Series B Preferred stock.

          (e) All issued and outstanding shares of Donlar Preferred stock (14,908,335 shares) shall be converted into the right to receive in the aggregate, Seven Million Two Hundred Sixty Four Thousand Two Hundred Eighteen (7,264,218 shares) fully paid and nonassessable shares of common stock of the Surviving Corporation at the rate of .48725820 shares of the Surviving Corporation common stock for each share of Donlar Preferred stock.

          (f) All issued and outstanding shares of Donlar common stock (2,848,735 shares) shall be converted into the right to receive in the aggregate, One Million Three Hundred Eighty Eight Thousand Sixty-Nine (1,388,069 shares) fully paid and nonassessable shares of common stock of the Surviving Corporation at the rate of .48725820 shares of the Surviving Corporation common stock for each share of Donlar common stock.

          (g) Except for Tennessee Farmers right to acquire senior convertible preferred shares of Donlar pursuant to the Loan Agreement, all outstanding warrants, options or rights of any kind to acquire from Donlar any shares of its capital stock or securities of any kind, shall be canceled without further consideration.

          (h) All outstanding warrants, options or rights of any kind to acquire from Donlar Bio any shares of its capital stock or securities of any kind, shall be canceled without further consideration.

     2.2 No Fractional Shares. No fractional shares shall be issued by the Surviving Corporation in the Merger. Each shareholder of Donlar and Donlar Bio who otherwise would be entitled to a fractional interest in a share of the Surviving Corporation's common stock shall be entitled to an additional share of the Surviving Corporation's common stock only if such fractional interest is greater than .5 of a share of the Surviving Corporation common stock. All other fractional interests shall be canceled.

     2.3 Exchange of Certificates. Immediately following the Effective Time, the parties shall mail to each of their respective holders of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Donlar or Donlar Bio capital stock (the "Certificates") a letter of transmittal to surrender the Certificates to Donlar for cancellation. Upon the surrender and cancellation of each Certificate, Donlar shall deliver each such cancelled Certificate to the Secretary of Donlar Bio or Donlar and shall mail to such holders the common stock of the Surviving Corporation to which they are entitled under Section 2.1 and 2.2.

     2.4 Rights of Shareholders Pending Surrender of Certificate. From and after the Effective Time, except as provided under the laws of Illinois and Nevada with respect to the rights of the dissenting shareholders, each holder of shares of capital stock of Donlar or Donlar Bio shall be entitled only, on surrender of their Certificates to the Surviving Corporation, to receive shares of common stock of the Surviving Corporation as provided in Sections 2.1 and
2.2. Until so surrendered, each Certificate shall be deemed to represent only the right to receive common stock of the Surviving Corporation to the extent provided in Section 2.1 and 2.2. The stock transfer books of Donlar and Donlar Bio shall be closed as of the Effective Time and the date of the Effective Time shall be the record date for determining the shareholders entitled to receive common stock of the Surviving Corporation. No transfers of capital stock of Donlar and Donlar Bio shall thereafter be made.

     2.5 Certificates Not Surrendered. If Certificates are not surrendered and exchanged for shares of common stock of the Surviving Corporation prior to one
(1) year from the Effective Time, the number of shares of common stock of the Surviving Corporation into and for which such Certificates are exchangeable shall become the property of the Surviving Corporation (and, to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any other person previously entitled thereto and the holders of such Certificates shall cease to have any rights to receive shares of common stock of the Surviving Corporation or any other consideration in connection with the Merger.

                                   ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF DONLAR

Donlar hereby represents and warrants to Donlar Bio as follows:

     3.1 Organization, Power and Authority of Donlar. Donlar is a corporation duly organized and legally existing in good standing under the laws of Illinois, and has full corporate power and authority to enter into this Agreement and authority and all licenses and permits necessary to own or lease its properties and to carry on its business as it is now being conducted. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Donlar.

     3.2 Capital Stock of Donlar. The authorized capital stock of Donlar consists solely of 60,000,000 shares of common stock, 21,483,224 shares of which are issued and outstanding and 38,000,000 preferred shares, all of which are outstanding. All voting rights in Donlar are vested exclusively in its shares of common stock and preferred stock, and, to its knowledge, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of Donlar. All of the issued and outstanding shares of capital stock of Donlar are validly authorized and issued, fully paid and non-assessable. There are no pre-emptive rights with respect to the issuance or sale of shares of capital stock of Donlar.

     3.3 Binding Obligation; Noncontravention. This Agreement has been duly authorized, executed and delivered by Donlar and is a valid and binding obligation of Donlar, enforceable in accordance with its terms. Neither the execution and delivery of this Agreement by Donlar nor the consummation of the transactions contemplated hereby will: (i) conflict with or violate any provisions of the articles of incorporation or bylaws of Donlar or of any decree or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against Donlar; or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any mortgage, contract, agreement, indenture or other instrument which is either binding upon or enforceable against Donlar. Except for the filing of the Articles of Merger, the Form S-4 Registration Statement and the Information Statement, no permit, consent, approval or authorization of, or declaration to or filing with, any regulatory or other governmental authority is required in connection with the execution and delivery of this Agreement by Donlar and the consummation of the transactions contemplated hereby.

                                   ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF DONLAR BIO

Donlar Bio hereby represents and warrants to Donlar as follows:

     4.1 Organization, Power and Authority of Donlar Bio. Donlar Bio is a corporation duly organized and legally existing in good standing under the laws of Nevada, and has full corporate power and authority and all licenses and permits necessary to own or lease its properties and to carry on its business as it is now being conducted. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of Donlar Bio.

     4.2 Capital Stock of Donlar Bio. The authorized capital stock of Donlar Bio consists of: (a) 500,000,000 shares of common stock, par value $0.0001 per share, 48,816,622 shares of which are issued and outstanding and none of which are issued and held in its treasury; and (b) 50,000,000 preferred shares, par value $0.0001 per share, of which Donlar Bio's corporate records show 39,124 shares of Series A 10% Cumulative Convertible Preferred Stock and 449 shares of Series B 10% Cumulative Convertible Preferred Stock are outstanding. All voting rights in Donlar Bio are vested exclusively in its shares of common stock and preferred stock, and, to its knowledge, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of Donlar Bio. All of the issued and outstanding shares of capital stock of Donlar Bio are validly authorized and issued, fully paid and non-assessable. There are no pre-emptive rights with respect to the issuance or sale of shares of capital stock of Donlar Bio.

     4.3 Binding Obligation; Noncontravention. This Agreement has been duly authorized, executed and delivered by Donlar Bio and is a valid and binding obligation of Donlar Bio, enforceable in accordance with its terms. Neither the execution and delivery of this Agreement by Donlar Bio nor the consummation of the transactions contemplated hereby will: (i) conflict with or violate any provisions of the articles of incorporation or bylaws of Donlar Bio or of any decree or order of any court or administrative or other governmental body which is either applicable to, binding upon or enforceable against Donlar Bio; or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any mortgage, contract, agreement, indenture or other instrument which is either binding upon or enforceable against Donlar Bio. Except for the filing of the Articles of Merger, the Form S-4 Registration Statement and the Information Statement, no permit, consent, approval or authorization of, or declaration to or filing with, any regulatory or other governmental authority is required in connection with the execution and delivery of this Agreement by Donlar Bio and the consummation of the transactions contemplated hereby.

                                   ARTICLE 5

                                   COVENANTS

     5.1 Further Action; Reasonable Efforts. The parties agree to execute and deliver any and all further instruments, certificates and documents and to take such further action as may be reasonably necessary to more fully carry out the intent and the purposes of this Agreement.

     5.2 Notification of Certain Matters. Donlar shall give prompt notice to Donlar Bio and to Tennessee Farmers, and Donlar Bio shall give prompt notice to Donlar and to Tennessee Farmers, of the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would cause any representation or warranty of Donlar or Donlar Bio contained in this Agreement to be untrue or inaccurate in any material respect at the Effective Time and any material failure of Donlar or Donlar Bio to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

     5.3 Shareholder Approval; Form S-4 Registration Statement and Information Statement. As soon as practicable after the execution of this Agreement, Donlar and Donlar Bio shall: (i) duly call and cause to be held, meetings of their respective shareholders for the purpose of approving this Agreement and the transactions contemplated hereby; and (ii) Donlar Bio will prepare and file with the SEC a Form S-4 Registration Statement and Information Statement for use in connection with the meeting of the Donlar Bio shareholders. The Form S-4 Registration Statement and Information Statement shall comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder.

                                   ARTICLE 6

                                   CONDITIONS

     6.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any or all of which may be waived by each of the parties hereto in writing, in whole or in part, to the extent permitted by applicable law:

          (a) No statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a governmental entity that prohibits the consummation of the Merger, and no proceeding that has a reasonable probability of resulting in such effect shall be pending;

          (b) This Agreement and the transactions contemplated hereby, including the Merger, shall have been approved by such number of shareholders of Donlar and Donlar Bio as is required by Nevada and Illinois law respectively; and

          (c) Other than filing the Articles of Merger, all authorizations, consents and approvals required to be obtained prior to consummation of the Merger shall have been obtained.

     6.2 Conditions to the Obligation of Donlar to Effect the Merger. The obligation of Donlar to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of Donlar Bio contained in this Agreement shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time, as if made at and as of such time;

          (b) Donlar Bio shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof; and

          (c) Donlar Bio shall have delivered or caused to be delivered to Donlar a Secretary's Certificate, duly executed by the Secretary of Donlar Bio, certifying a copy of resolutions duly adopted by the board of directors and shareholders of Donlar Bio, authorizing the execution, delivery and performance of this Agreement and all related agreements, documents and certificates.

     6.3 Conditions to the Obligation of Donlar Bio to Effect the Merger. The obligation of Donlar Bio to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a) The representations and warranties of Donlar contained in this Agreement shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time, as if made at and as of such time;

          (b) Donlar shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms hereof; and

          (c) Donlar shall have delivered or caused to be delivered to Donlar Bio a Secretary's Certificate, duly executed by the Secretary of Donlar, certifying a copy of resolutions duly adopted by the board of directors and shareholders of Donlar, authorizing the execution, delivery and performance of this Agreement and all related agreements, documents and certificates.

                                   ARTICLE 7

                                 MISCELLANEOUS

     7.1 Costs and Expenses. Each party shall be responsible for all costs and expenses incurred by each such party in connection with this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, all attorneys' fees and costs and all accountants' fees and costs).

     7.2 Amendment; Waiver; Termination.

     (a) No amendment to this Agreement may be made by the parties hereto without the approval of the board of directors of each of Donlar and Donlar Bio and then only by an instrument in writing signed on behalf of each of Donlar, Donlar Bio and Tennessee Farmers.

     (b) At any time prior to the Effective Time, the parties may, with the consent of Tennessee Farmers: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto; or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

     (c) The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

     7.3 Interpretation. When a reference is made herein to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the word "include" or some derivation thereof is used in this Agreement, it shall be deemed to be followed by the words "without limitation".

     7.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement.

     7.6 Entire Agreement; Third Party Beneficiaries; Ownership Rights. Except for any rights of, or obligations to, Tennessee Farmers under the Agreement to Merge dated March 18, 2002, this Agreement (including the documents and the instruments referred to herein): (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     7.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     7.8 Governing Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Illinois without giving effect to the principles of conflicts of law thereof.

     7.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the first sentence of this Section 7.9, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

                            [Signature Page Follows]

     IN WITNESS WHEREOF, Donlar Bio and Donlar have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          DONLAR CORPORATION

                                          By:
                                            ------------------------------------
                                            Name: Larry P. Koskan
                                            Title: President and CEO

                                          DONLAR BIOSYNTREX CORPORATION

                                          By:
                                            ------------------------------------
                                            Name: Larry P. Koskan
                                            Title: President and CEO

                                                                      APPENDIX B

                               DONLAR CORPORATION
                           2003 EQUITY INCENTIVE PLAN

1.  PURPOSE.

     The purpose of the Donlar Corporation 2003 Equity Incentive Plan (the "Plan") is to enhance the ability of Donlar Corporation (the "Company") and any subsidiaries to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to such personnel and to promote the success of the Company. To accomplish these purposes, the Plan provides a means whereby employees, directors and consultants of the Company and any of its subsidiaries may receive stock options to purchase shares of the Company's Common Stock ("Options").

2.  ADMINISTRATION.

     (a) Composition of the Committee. The Plan shall be administered by a committee (the "Committee"), which shall be appointed by and serve at the pleasure of the Company's Board of Directors (the "Board"). The Committee shall be comprised of two or more members of the Board. In the event that the Company registers any class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), each member of the Committee shall be (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to the foregoing, from time to time the Board may increase or decrease the size of the Committee, appoint additional members thereof, remove members (with or without cause), appoint new members in substitution therefor, fill vacancies or remove all members of the Committee and thereafter directly administer the Plan.

     (b) Authority of the Committee. The Committee shall have full and final authority, in its sole discretion, to interpret the provisions of the Plan and to decide all questions of fact arising in its application; to determine the employees, directors and consultants to whom awards shall be made and the type, amount, size and terms of each such award; to determine the time when awards shall be granted; and to make all other determinations necessary or advisable for the administration of the Plan. The Committee shall have the authority to adopt, amend and rescind such rules, regulations and procedures as, in its opinion, may be advisable in the administration of the Plan, including, without limitation, rules, regulations and procedures that: (i) deal with satisfaction of an optionee's tax withholding obligations pursuant to Section 13 hereof, (ii) include arrangements to facilitate an optionee's ability to borrow funds for the payment of the exercise price of an Option, if applicable, from securities' brokers and dealers, and (iii) include arrangements that provide for the payment of some or all of an Option's exercise price by delivery of previously owned shares of Common Stock or other property and/or by withholding some of the shares of Common Stock being acquired upon exercise of an Option. All decisions, determinations and interpretations of the Committee shall be final and binding on all optionees and all other holders of Options granted under the Plan.

     (c) Authority of the Board. Notwithstanding anything to the contrary set forth in the Plan, all authority granted hereunder to the Committee may be exercised at any time and from time to time by the Board. All decisions, determinations and interpretations of the Board shall be final and binding on all optionees and all other holders of Options granted under the Plan.

3.  STOCK SUBJECT TO THE PLAN.

     Subject to Section 16 hereof, the shares that may be issued under the Plan shall not exceed in the aggregate 5,000,000 shares of Common Stock of the Company (the "Common Stock"). Such shares may be authorized and unissued shares or shares issued and subsequently reacquired by the Company. Except as otherwise provided herein, any shares subject to an Option that for any reason expires or is terminated unexercised as to such shares shall again be available under the Plan.

4.  ELIGIBILITY TO RECEIVE OPTIONS.

     Persons eligible to receive stock options under the Plan shall be limited to those consultants to and those officers, directors and other employees of the Company and any subsidiary (as defined in Section 425 of the Code or any amendment or substitute thereto) who are in positions in which their decisions, actions and counsel significantly impact upon the profitability and success of the Company and/or a subsidiary. Moreover, consultants and directors who are not also employees shall not be eligible to be awarded Incentive Stock Options (as defined in Section 5 hereof).

5.  TYPES OF OPTIONS.

     Grants may be made at any time and from time to time by the Committee in the form of stock options to purchase shares of Common Stock. Options granted hereunder may be Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code or any amendment or substitute thereto ("Incentive Stock Options") or Options that are not intended to so qualify ("Nonqualified Stock Options").

6.  STOCK OPTIONS.

     Each Option for the purchase of Common Stock shall be evidenced by a written option agreement in such form not inconsistent with the Plan as the Committee shall approve from time to time. The Options granted hereunder may be evidenced by a single agreement or by multiple agreements, as determined by the Committee in its sole discretion. Each option agreement shall contain in substance the following terms and conditions:

          (a) Type of Option. Each option agreement shall identify the Options represented thereby as Incentive Stock Options or Nonqualified Stock Options, as the case may be.

          (b) Option Price. Each option agreement shall set forth the purchase price of the Common Stock purchasable upon the exercise of the Option evidenced thereby. Subject to the limitation set forth in Section 6(d)(ii), the purchase price of the Common Stock subject to an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such stock on the date the Option is granted, as determined by the Committee, but in no event less than the par value of such stock. The purchase price of the Common Stock subject to a Nonqualified Stock Option shall be not less than 85% of the Fair Market Value of the Common Stock on the date the Option is granted, as determined by the Committee. The Fair Market Value on any date shall mean the closing price of the Common Stock, as reported in The Wall Street Journal (or if not so reported, as otherwise reported by the National Association of Securities Dealers Automated Quotation ("Nasdaq") System), or if the Common Stock is not reported by Nasdaq, the fair market value shall be as determined by the Committee in accordance with Section 422 of the Code.

          (c) Exercise Term. Each option agreement shall state the period or periods of time within which the Option shall vest and may be exercised, in whole or in part, which shall be such a period or periods of time as may be determined by the Committee, provided that no Option shall be exercisable after ten years from the date of grant thereof. Subject to the requirements set forth in the Plan, the Committee shall have the power to permit: (i) the exercise of unvested Options, or portions thereof, for the purchase of shares of restricted Common Stock subject to a repurchase right in favor of the Company, with the repurchase price being equal to the lesser of (x) the original purchase price or (y) the Fair Market Value of the shares on the date of repurchase, or to any other restrictions as the Committee deems to be appropriate, and (ii) the acceleration of previously established exercise terms, in each case upon such circumstances and subject to such terms and conditions as the Committee shall determine.

          (d) Incentive Stock Options. In the case of an Incentive Stock Option, each option agreement shall contain such other terms, conditions and provisions as the Committee determines necessary or desirable in order to qualify the Option granted thereunder as a tax-favored Option (within the meaning of Section 422 of the Code or any amendment or substitute thereto or regulation thereunder) including without limitation, each of the following, except that any of these provisions may be omitted or modified if it is no longer required in order to have an Option qualify as a tax-favored Option within the meaning of Section 422 of the Code or any substitute therefor:

             (i) The aggregate Fair Market Value (determined as of the date the Option is granted) of the Common Stock with respect to which Incentive Stock Options are first exercisable by any employee during any calendar year (under all plans of the Company) shall not exceed $100,000.

             (ii) No Incentive Stock Options shall be granted to any employee if at the time the Option is granted such employee owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or its subsidiaries unless at the time such Option is granted the Option price is at least 110% of the fair market value of the stock subject to the Option and, by its terms, the Option is not exercisable after the expiration of five years from the date of grant.

          (e) Substitution of Options. Options may be granted under the Plan from time to time in substitution for stock options held by employees of other corporations who are about to become, and who do concurrently with the grant of such options become, employees of the Company or a subsidiary as a result of a merger or consolidation of the employing corporation with the Company or a subsidiary, or the acquisition by the Company or a subsidiary of the assets of the employing corporation, or the acquisition by the Company or a subsidiary of stock of the subsidiary. The terms and conditions of the substitute Options so granted may vary from the terms and conditions set forth in this Section 6 to such extent as the Committee at the time of grant may deem appropriate to conform, in whole or in part, to the provisions of the stock options in substitution for which they are granted.

7.  DATE OF GRANT.

     The date on which an Option shall be deemed to have been granted under the Plan shall be the date of the Committee's authorization of the Option or such later date as may be determined by the Committee at the time the Option is authorized. Notice of the determination shall be given to each individual to whom an Option is so granted within a reasonable time after the date of such grant.

8.  EXERCISE AND PAYMENT FOR SHARES.

     Options may be exercised in whole or in part, from time to time, when permitted by the respective option agreement, by giving written notice of exercise to the Secretary of the Company, specifying the number of shares to be purchased. The purchase price of the shares with respect to which an Option is exercised shall be payable in full with the notice of exercise in cash, Common Stock at Fair Market Value, or a combination thereof, as the Committee may determine from time to time and subject to such terms and conditions as may be prescribed by the Committee for such purpose. The Committee may also, in its discretion and subject to prior notification to the Company by an optionee, permit an optionee to enter into an agreement with the Company's transfer agent or a brokerage firm of national standing whereby the optionee will simultaneously exercise the Option and sell the shares acquired thereby through the Company's transfer agent or such a brokerage firm and either the Company's transfer agent or the brokerage firm executing the sale will remit the Company from the proceeds of sale the exercise price of the shares as to which the Option has been exercised.

9.  RIGHTS UPON TERMINATION OF SERVICE.

     In the event that an optionee ceases to be an employee or consultant of the Company or any subsidiary for any reason other than death, retirement, as hereinafter defined, or disability (within the meaning of Section 72(m)(7) of the Code or any substitute therefor), the optionee shall have the right to exercise the Option during its term within a period of three months after such termination to the extent that the Option was vested and exercisable at the time of termination, or within such other period and subject to such terms and conditions as may be specified by the Committee; provided, however, that the period during which an Incentive Stock Option may be exercised may not exceed three months after the date of such termination. In the event that an optionee dies, retires or becomes disabled prior to the expiration of his Option and without having fully exercised his Option, the optionee or his successor shall have the right to exercise the Option to the extent vested at the time he ceases to be an employee of the Company, during its term within a period of one year after termination of employment due to death, retirement or disability to the extent that the Option was exercisable at the time of termination, or within such other period and subject to such terms and conditions as may be specified by the Committee. As used in this Section 9, "retirement" shall apply only to employees and not to consultants and means a termination of employment by reason of an optionee's retirement at or after his earliest permissible retirement date pursuant to and in accordance with his employer's regular retirement plan or personnel practices.

10.  GENERAL RESTRICTIONS.

     Each Option granted under the Plan shall be subject to the requirement that if at any time the Committee shall determine that (i) the listing, registration or qualification of the shares of Common Stock subject or related thereto upon any securities exchange or under any state or federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the recipient of an Option with respect to the disposition of shares of Common Stock is necessary or desirable as a condition of or in connection with the granting of such Option or the issuance or purchase of shares of Common Stock thereunder, such Option shall not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

11.  RIGHTS OF A SHAREHOLDER.

     The recipient of any Option under the Plan, unless otherwise provided by the Plan, shall have no rights as a shareholder unless and until a certificate for shares of Common Stock is issued and delivered to him.

12.  RIGHT TO TERMINATE SERVICE.

     Nothing contained in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any optionee the right to continue in the service of the Company or any subsidiary as an employee or a consultant or affect any right that the Company or any subsidiary may have to terminate the employment or consulting relationship of such optionee.

13.  WITHHOLDING.

     Whenever the Company proposes or is required to issue or transfer shares of Common Stock under the Plan, the Company shall have the right to require the recipient to remit to the Company an amount sufficient to satisfy any federal, state or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. If and to the extent authorized by the Committee, in its sole discretion, an optionee may make an election, by means of a form of election to be prescribed by the Committee, to have shares of Common Stock that are acquired upon exercise of an Option withheld by the Company or to tender other shares of Common Stock or other securities of the Company owned by the optionee to the Company at the time of exercise of an Option to pay the amount of tax that would otherwise be required by law to be withheld by the Company as a result of any exercise of an Option from amounts payable to such optionee. Any such election shall be irrevocable and shall be subject to the disapproval of the Committee at any time. Any securities so withheld or tendered will be valued by the Committee as of the date of exercise.

14.  NON-ASSIGNABILITY.

     No Option under the Plan shall be assignable or transferable by the recipient thereof except by will or by the laws of descent and distribution or by such other means as the Committee may approve. During the life of the recipient such Option shall be exercisable only by such person or by such person's guardian or legal representative.

15.  NON-UNIFORM DETERMINATIONS.

     The Committee's determinations under the Plan (including without limitation determinations of the persons to receive Options, the form, amount and timing of such grants, the terms and provisions of Options, and the agreements evidencing same) need not be uniform and may be made selectively among persons who receive, or are eligible to receive, grants of Options under the Plan whether or not such persons are similarly situated.

16.  ADJUSTMENTS.

     (a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Common Stock covered by each outstanding Option and the number of shares of Common Stock that have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

     (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, all outstanding Options will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Option holder the right to exercise his Option as to all or any part of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be exercisable.

     (c) Sale or Merger. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Committee, in the exercise of its sole discretion, may take such action as it deems desirable, including, but, not limited to: (i) causing an Option to be assumed or an equivalent option to be substituted by such successor corporation or a parent or subsidiary of such successor corporation, (ii) providing that an Option holder shall have the right to exercise his Option as to all of the shares of Common Stock covered by the Option, including shares as to which the Option would not otherwise be vested or exercisable, or (iii) declare that an Option shall terminate at a date fixed by the Committee provided that the Option holder is given notice and opportunity prior to such date to exercise that portion of his Option that is currently vested and exercisable.

17.  AMENDMENT.

     The Board may terminate or amend the Plan at any time with respect to shares as to which Options have not been granted, subject to any required shareholder approval or any shareholder approval that the Board may deem to be advisable for any reason, such as for the purpose of obtaining or retaining any statutory or regulatory benefits under tax, securities or other laws or satisfying any applicable stock exchange listing requirements. Neither the Board nor the Committee may, without the consent of the holder of an Option, alter or impair any Option previously granted under the Plan, except as specifically authorized herein.

18.  CONDITIONS UPON ISSUANCE OF SHARES.

     (a) Compliance with Securities Laws. Shares of the Company's Common Stock shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Common Stock of the Company may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b) Investment Representations. As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such representation is required by any of the aforementioned relevant provisions of law.

19.  RESERVATION OF SHARES.

     The Company, during the term of the Plan, will at all times reserve and keep available such number of shares as shall be sufficient to satisfy the requirements of the Plan. Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained.

20.  EFFECT ON OTHER PLANS.

     Participation in the Plan shall not affect an employee's eligibility to participate in any other benefit or incentive plan of the Company or any subsidiary. Any Options granted pursuant to the Plan shall not be used in determining the benefits provided under any other plan of the Company or any subsidiary unless specifically provided.

21.  DURATION OF THE PLAN.

     The Plan shall remain in effect until all Options granted under the Plan have been satisfied by the issuance of shares, but no Option shall be granted more than ten years after the earlier of the date the Plan is adopted by the Board or is approved by the Company's shareholders.

22.  FORFEITURE FOR DISHONESTY.

     Notwithstanding anything to the contrary in the Plan, if the Committee finds, by a majority vote, after full consideration of the facts presented on behalf of both the Company and any optionee, that the optionee has been engaged in fraud, embezzlement, theft, commission of a felony or dishonest conduct in the course of his employment or retention by the Company or any subsidiary that damaged the Company or any subsidiary or that the optionee has disclosed trade secrets of the Company or any subsidiary, the optionee shall forfeit all unexercised Options and all exercised Options with respect to which the Company has not yet delivered the certificates. The decision of the Committee in interpreting and applying the provisions of this Section 22 shall be final. No decision of the Committee shall affect the finality of the discharge or termination of such optionee by the Company or any subsidiary in any manner.

23.  NO PROHIBITION ON CORPORATE ACTION.

     No provision of the Plan shall be construed to prevent the Company or any officer or director thereof from taking any corporate action deemed by the Company or such officer or director to be appropriate or in the Company's best interest, whether or not such action could have an adverse effect on the Plan or any Options granted hereunder, and no optionee or optionee's estate, personal representative or beneficiary shall have any claim against the Company or any officer or director thereof as a result of the taking of such action.

24.  INDEMNIFICATION.

     With respect to the administration of the Plan, the Company shall indemnify each present and future member of the Committee and/or the Board against, and each member of the Committee and the Board shall be entitled without further action on his part to indemnity from the Company for all expenses (including the amount of judgments and the amount of approved settlements made with a view to the curtailment of costs of litigation, other than amounts paid to the Company itself) reasonably incurred by him in connection with or arising out of, any action, suit or proceeding in which he may be involved by reason of his being or having been a member of the Committee and/or the Board, whether or not he continues to be such member at the time of incurring such expenses; provided, however, that such indemnity shall not include any expenses incurred by any such member of the Committee and/or the Board (i) in respect of matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been guilty of gross negligence or willful misconduct in the performance of his duty as such member of the Committee and/or the Board; or (ii) in respect of any matter in which any settlement is effected for an amount in excess of the amount approved by the Company on the advice of its legal counsel; and provided further that no right of indemnification under the provisions set forth herein shall be available to or enforceable by any such member of the Committee and/or the Board unless, within 60 days after institution of any such action, suit or proceeding, he shall have offered the Company in writing the opportunity to handle and defend same at its own expense. The foregoing right of indemnification shall inure to the benefit of the heirs, executors or administrators of each such member of the Committee and the Board and shall be in addition to all other rights to which such member may be entitled as a matter of law, contract or otherwise.

25.  MISCELLANEOUS PROVISIONS.

     (a) Compliance with Plan Provisions. No optionee or other person shall have any right with respect to the Plan, the Common Stock reserved for issuance under the Plan or any Option until a written Option agreement shall have been executed by the Company and the optionee and all the terms, conditions and provisions of the Plan and the Option applicable to such optionee (and each person claiming under or through him) have been met.

     (b) Approval of Counsel. In the discretion of the Committee, no shares of Common Stock, other securities or property of the Company, or other forms of payment shall be issued hereunder with respect to any Option unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable federal, state, local and foreign legal, securities exchange and other applicable requirements.

     (c) Compliance with Rule 16b-3. To the extent that Rule 16b-3 under the Exchange Act applies to Options granted under the Plan, it is the intent of the Company that the Plan comply in all respects with the requirements of Rule 16b-3, that any ambiguities or inconsistencies in construction of the Plan be interpreted to give effect to such intention and that if the Plan shall not so comply, whether on the date of adoption or by reason of any later amendment to or interpretation of Rule 16b-3, the provisions of the Plan shall be deemed to be automatically amended so as to bring them into full compliance with such rule.

     (d) Unfunded Plan. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets under the Plan.

     (e) Effects of Acceptance of Option. By accepting any Option or other benefit under the Plan, each optionee and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board and/or the Committee or its delegates.

     (f) Construction. The masculine pronoun shall include the feminine and neuter, and the singular shall include the plural, where the context so indicates.

26.  SHAREHOLDER APPROVAL.

     The Company shall submit the Plan to the shareholders entitled to vote hereon for approval within twelve months after the date of adoption by the Board in order to meet the requirements of Section 422 of the Code and the regulations thereunder. The exercise of any Option granted under the Plan shall be subject to the approval of the Plan by the shareholders.

Date of Adoption of Plan by Board of Directors --           , 2003.
Date of Approval of Plan by Shareholders --           , 2003.

                                                                      APPENDIX C

                          RIGHTS OF DISSENTING OWNERS
                       UNDER THE NEVADA REVISED STATUTES

SECTION 92A.300.  DEFINITIONS.

     As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

SECTION 92A.305.  "BENEFICIAL STOCKHOLDER" DEFINED.

     "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

SECTION 92A.310.  "CORPORATE ACTION" DEFINED.

     "Corporate action" means the action of a domestic corporation.

SECTION 92A.315.  "DISSENTER" DEFINED.

     "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

SECTION 92A.320.  "FAIR VALUE" DEFINED.

     "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

SECTION 92A.325.  "STOCKHOLDER" DEFINED.

     "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

SECTION 92A.330.  "STOCKHOLDER OF RECORD" DEFINED.

     "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

SECTION 92A.335.  "SUBJECT CORPORATION" DEFINED.

     "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

SECTION 92A.340.  COMPUTATION OF INTEREST.

     Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

SECTION 92A.350.  RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP.

     A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

SECTION 92A.360. RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED-LIABILITY COMPANY.

     The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

SECTION 92A.370.  RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION.

     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

SECTION 92A.380. RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.

     1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

             (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger; or

             (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

          (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     3. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

SECTION 92A.390. LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.

     1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          (a) he articles of incorporation of the corporation issuing the shares provide otherwise; or

          (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

             (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                (I) The surviving or acquiring entity; or

                (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

             (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

SECTION 92A.400. LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.

     1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

SECTION 92A.410.  NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

SECTION 92A.420.  PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Must not vote his shares in favor of the proposed action.

     2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.

SECTION 92A.430. DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.

     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

          (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

          (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

SECTION 92A.440. DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.

     1.  A stockholder to whom a dissenter's notice is sent must:

          (a) Demand payment;

          (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

SECTION 92A.450. UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.

     1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

SECTION 92A.460.  PAYMENT FOR SHARES: GENERAL REQUIREMENTS.

     1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

          (a) Of the county where the corporation's registered office is located; or

          (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

     2.  The payment must be accompanied by:

          (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

          (b) A statement of the subject corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

          (e) A copy of NRS 92A.300 to 92A.500, inclusive.

SECTION 92A.470. PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.

     1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

SECTION 92A.480. DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.

     1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

SECTION 92A.490. LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.

     1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

SECTION 92A.500. LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.

     1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

          (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

                PART II:  INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 8.75 of the Illinois Business Corporation Act of 1983 provides as follows:

     (a) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his or her conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

     (c) To the extent that a present or former director, officer or employee of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

     (d) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made with respect to a person who is a director or officer at the time of the determination: (1) by the majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of the directors designated by a majority vote of the directors, even though less than a quorum, (3) if there are no such directors, or if the directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

     (e) Expenses (including attorney's fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Section. Such expenses (including attorney's fees) incurred by former directors and officers or other employees and agents may be so paid on such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by or granted under the other subsections of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     (g) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Section.

     (h) If a corporation indemnifies or advances expenses to a director or officer under subsection (b) of this Section, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders meeting.

     (i) For purposes of this Section, references to "the corporation" shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents, so that any person who was a director, officer, employee or agent of such merging corporation, or was serving at the request of such merging corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

     (j) For purposes of this Section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interest of the corporation" as referred to in this Section.

     (k) The indemnification and advancement of expenses provided by or granted under this Section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person.

     The Donlar Amended and Restated Bylaws provide that Donlar shall, to the fullest extent to which it is empowered to do so by the Illinois Business Corporation Act of 1983 or any other applicable law, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of Donlar, or is or was serving at the request of Donlar as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

     The Amended and Restated Bylaws also provide that Donlar shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Donlar or is or was serving at the request of Donlar as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such whether or not Donlar would have the power to indemnify him against such liability under the provisions of the Amended and Restated Bylaws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this registration statement:


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    2.1       Amended and Restated Agreement and Plan of Merger by and
              between Donlar Corporation and Donlar Biosyntrex
              Corporation, dated as of June 7, 2002, (included as appendix
              A in the Information Statement/Prospectus included in this
              Registration Statement)
    3.1       Amended and Restated Articles of Incorporation of Donlar
              Corporation
    3.2       Amended and Restated Bylaws of Donlar Corporation
    4.1       Bridge and Consolidated Term Loan Agreement dated March 18,
              2002, among Donlar Corporation, Donlar Biosyntrex
              Corporation and Tennessee Farmers Life Insurance Company
    4.2       Amendment dated May 31, 2002, to Bridge and Consolidated
              Term Loan Agreement dated March 18, 2002, among Donlar
              Corporation, Donlar Biosyntrex Corporation and Tennessee
              Farmers Life Insurance Company
    4.3       Letter Agreement dated March 18, 2002, among Donlar
              Corporation, Willis Stein & Partners, L.P. and Star
              Polymers, L.L.C.
    4.4       Letter Agreement dated February 25, 2002, between Donlar
              Corporation and Dr. Robert Gale Martin
    4.5       Form of Letter Agreement between Donlar Corporation and
              Holders 1998 and 2002 Notes
    4.6       Certificate of Designations for Donlar Senior Convertible
              Preferred Stock
    4.7       Second Limited Consent and Waiver to Bridge and Consolidated
              Term Loan Agreement By Tennessee Farmers Life Insurance
              Company
    4.8       Letter Agreement dated August 15, 2002, between Kamal Modir
              M.D. and Donlar Biosyntrex
    4.9       Letter Agreement dated August 15, 2002, between Kenneth A.
              Hubbard and Donlar Biosyntrex
    4.10      Letter Agreement dated August 23, 2002, between Peter
              LeDonne and Donlar Biosyntrex
    5.1       Opinion of Duane Morris LLP regarding legality of shares
              being registered
   10.1       Change of Control Agreement dated December 24, 1998 between
              Donlar Corporation and Larry Koskan
   10.2       Change of Control Agreement dated December 24, 1998 between
              Donlar Corporation and Robert Pietrangelo
   10.3       Office Lease Agreement made as of August 1, 1992 between
              Donlar Corporation and Illinois Institute of Technology
   10.4       Management Consulting Agreement entered into as of April 1,
              2000 between Donlar Corporation and Dr. Robert G. Martin
   10.5       Letter Agreement dated December 30, 2002, between Donlar
              Biosyntrex Corporation and Peter Frugone
   13.1       2001 Annual Report of Donlar Biosyntrex on Form 10-KSB
              (incorporated by reference in the Information
              Statement/Prospectus included in Part I of this Registration
              Statement)
   13.2       September 30, 2002 Quarterly Report of Donlar Biosyntrex on
              Form 10-QSB (incorporated by reference in the Information
              Statement/Prospectus included in Part I of this Registration
              Statement)
   21.1       List of subsidiaries of Donlar Corporation
   23.1       Consent of Grant Thornton LLP
   23.2       Consent of Duane Morris LLP (included as part of Exhibit
              5.1)


     (b) The following financial statement schedules are filed as part of this registration statement.

     None.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows:

          (1) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) to respond to requests for information that is incorporated by reference into the registration statement pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (3) to supply by means of a post-effective amendment all information concerning the Merger and related transactions and Donlar Biosyntrex that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bedford Park, Illinois York on this 30th day of January, 2003.


                                          DONLAR CORPORATION

                                          By:     /s/ LARRY P. KOSKAN
                                          --------------------------------------
                                                     Larry P. Koskan
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                   CAPACITY                      DATE
                   ---------                                   --------                      ----
              /s/ LARRY P. KOSKAN                 Chief Executive Officer, President   January 30, 2003
------------------------------------------------      and Chairman of the Board
                Larry P. Koskan

              /s/ JOEL H. LURQUIN                      Controller and Treasurer        January 30, 2003
------------------------------------------------
                Joel H. Lurquin

              /s/ ROBERT W. COOPER                             Director                January 30, 2003
------------------------------------------------
                Robert W. Cooper

            /s/ DR. ROBERT G. MARTIN                           Director                January 30, 2003
------------------------------------------------
              Dr. Robert G. Martin

              /s/ DEAN R. KLECKNER                             Director                January 30, 2003
------------------------------------------------
                Dean R. Kleckner

                                 EXHIBIT INDEX


EXHIBIT
  NO.     EXHIBIT DESCRIPTION
-------   -------------------
  2.1     Amended and Restated Agreement and Plan of Merger by and
          between Donlar Corporation and Donlar Biosyntrex
          Corporation, dated as of June 7, 2002, (included as Appendix
          A in the Information Statement/Prospectus included in this
          Registration Statement)
  3.1     Amended and Restated Articles of Incorporation of Donlar
          Corporation
  3.2     Amended and Restated Bylaws of Donlar Corporation
  4.1     Bridge and Consolidated Term Loan Agreement dated March 18,
          2002, among Donlar Corporation, Donlar Biosyntrex
          Corporation and Tennessee Farmers Life Insurance Company
  4.2     Amendment dated May 31, 2002, to Bridge and Consolidated
          Term Loan Agreement dated March 18, 2002, among Donlar
          Corporation, Donlar Biosyntrex Corporation and Tennessee
          Farmers Life Insurance Company
  4.3     Letter Agreement dated March 18, 2002, among Donlar
          Corporation, Willis Stein & Partners, L.P. and Star
          Polymers, L.L.C.
  4.4     Letter Agreement dated February 25, 2002, between Donlar
          Corporation and Dr. Robert Gale Martin
  4.5     Form of Letter Agreement between Donlar Corporation and
          Holders 1998 and 2002 Notes
  4.6     Certificate of Designations for Donlar Senior Convertible
          Preferred Stock
  4.7     Second Limited Consent and Waiver to Bridge and Consolidated
          Term Loan Agreement By Tennessee Farmers Life Insurance
          Company
  4.8     Letter Agreement dated August 15, 2002, between Kamal Modir
          M.D. and Donlar Biosyntrex
  4.9     Letter Agreement dated August 15, 2002, between Kenneth A.
          Hubbard and Donlar Biosyntrex
  4.10    Letter Agreement dated August 23, 2002, between Peter
          LeDonne and Donlar Biosyntrex
  5.1     Opinion of Duane Morris LLP regarding legality of shares
          being registered
 10.1     Change of Control Agreement dated December 24, 1998 between
          Donlar Corporation and Larry Koskan
 10.2     Change of Control Agreement dated December 24, 1998 between
          Donlar Corporation and Robert Pietrangelo
 10.3     Office Lease Agreement made as of August 1, 1992 between
          Donlar Corporation and Illinois Institute of Technology
 10.4     Management Consulting Agreement entered into as of April 1,
          2000 between Donlar Corporation and Dr. Robert G. Martin
 10.5     Letter Agreement dated December 30, 2002, between Donlar
          Biosyntrex Corporation and Peter Frugone
 13.1     2001 Annual Report of Donlar Biosyntrex on Form 10-KSB
          (incorporated by reference in the Information
          Statement/Prospectus included in Part I of this Registration
          Statement)
 13.2     September 30, 2002 Quarterly Report of Donlar Biosyntrex on
          Form 10-QSB (incorporated by reference in the Information
          Statement/Prospectus included in Part I of this Registration
          Statement)
 21.1     List of subsidiaries of Donlar Corporation
 23.1     Consent of Grant Thornton LLP
 23.2     Consent of Duane Morris LLP (included as part of Exhibit
          5.1)